Exhibit 99.10

Ontario’s Action Plan: Protect, Support, Recover (2020 Ontario Budget): Budget Papers

Ontario Ontario’s Action Plan Protect • Support • Recover ONTARIO MADE FABRIQUE EN ONTARIO The Honourable Rod Phillips Minister of Finance 2020 Ontario Budget Download the COVID Alert mobile app at Ontario.ca/COVIDAlert

For general inquiries regarding Ontario’s Action Plan: Protect, Support, Recover please call:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776

For electronic copies of this document,

visit our website at www.ontario.ca/budget

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) sets out the requirement for the Ontario Minister of Finance to release a budget and a mid-year review for each fiscal year. The fall 2020 Budget represents, in compliance with FSTAA as proposed to be amended, the government’s Budget and mid-year review for 2020–21.

© Queen’s Printer for Ontario, 2020

ISBN 978-1-4868-4818-8 (PRINT)

ISBN 978-1-4868-4819-5 (HTML)

ISBN 978-1-4868-4820-1 (PDF)

Ce document est disponible en français sous le titre :

Plan d’action de l’Ontario pour la protection, le soutien et la relance

Introduction

Introduction

Around the world, COVID-19 has had devastating health consequences and caused a global recession. Beyond its impacts on our health and the economy, it has affected education, mental health, community safety and everyone’s quality of life. The impact of the global pandemic on our families, jobs, communities and province is still evolving in ways that are unknown.

Since the outset of the first wave, Premier Ford has made it clear that nothing is more important to our government than protecting the health and safety of the people of Ontario. At the same time, we have worked with our partners to provide unprecedented support for people and jobs during this challenging time.

Back on March 25, 2020, I introduced Ontario’s Action Plan: Responding to COVID-19, a one-year economic and fiscal update based on the latest economic projections available. This made Ontario unique among Canadian governments at the time, but I felt it was essential to give the people of Ontario a transparent update on the public finances, even amidst the most volatile economic period in recent history. Since then, the 2020–21 First Quarter Finances has built on that plan and made available $30 billion as part of our response to the global pandemic, including $7.7 billion for health supports, $11.0 billion to support people and jobs, and $11.3 billion in cashflow support.

Ontario weathered the first wave and emerged in a strong position relative to jurisdictions around the world. This was due to strong public health measures and, more importantly, the people and businesses of this province who demonstrated their Ontario Spirit by supporting one another and behaving responsibly. But, as we have seen in places that were affected by COVID-19 earlier than Ontario, surges and second waves are to be expected — at least until a vaccine is effectively deployed.

Recognizing the sober truth that we will be facing this pandemic for some time, Ontario is at a pivotal moment. The threats before us, first and foremost, demand that governments work together to make available every necessary resource to protect people’s health and support their economic well-being through the second and potential future waves of the virus. That is exactly what this Budget does.

But just getting through COVID-19 isn’t enough.

Back in March 2020, the most responsible course of action was to rapidly invest in health capacity and provide broad, emergency financial relief. As we learn more about the COVID-19 virus and apply the lessons we collectively learn, our response will evolve and expand. That is why, for example, the government has released a $2.8 billion Fall Preparedness Plan for Health, Long-Term Care and Education (Fall Preparedness Plan) and is providing new supports for businesses located in modified Stage 2 regions. The Premier and our entire government are steadfast in our commitment to do whatever it takes to protect and support people through COVID-19.

Introduction

Like the people of Ontario, our government is realistic that we will be facing this pandemic for some time. Yet, as my colleagues and I speak to people from every region of the province, something has been reinforced for all of us: the strength and resolve of the Ontario people is unbreakable. We will get through this second wave, and any future waves, just as we got through the first one.

When we do, the people of Ontario will be just as determined in their pursuit of a strong recovery as they have been in the battle against this virus. One thing is crystal clear: now is the time to begin building the foundation for a strong economic recovery.

This will not be a short-term project. While no economic downturn is the same as the last, it took between 24 and 88 months to return to pre-recession peak employment across the last three recessions. Despite early signs for cautious optimism over the summer and early fall, this remains an incredibly uncertain time, particularly as we deal with a second wave. The difficulty of predicting the trajectory of the pandemic makes economic projections even more challenging than usual.

Despite this uncertainty, I’m convinced that no matter how long the pandemic lasts and no matter how severe the economic impacts, the key ingredient to our recovery will be creating the conditions for economic growth.

Before COVID-19, important progress had been made in our government’s commitment to once again make Ontario open for business. Still, much work remained, including addressing the previous government’s hydro mess, uncompetitive taxes, and too many unnecessary regulations and red tape.

While this government was well on its way to addressing these long-standing barriers to job creation and prosperity, the pandemic has only underscored the urgency of taking steps to create the right conditions for growth. What was a strong headwind to economic growth pre-COVID-19, could prove to be gale force winds that are impossible to overcome, and that hold Ontario back, as the entire global economy strives to recover in the coming months and years.

And to be clear, recovery from COVID-19 doesn’t just mean regaining the jobs and economic output lost during the pandemic. Ontario will recover stronger than ever. We will make Ontario the best place in the world to work, live and raise a family, while dealing with the long-term impacts of the global pandemic.

For our government, and for the people of Ontario, the responsible path forward will be to create the conditions for our economy to grow, make Ontario open for business and once again become the economic engine of Canada. We will need growth that creates jobs, encourages entrepreneurship, empowers innovation and attracts employers from all around the world. That is how Ontario will recover from the pandemic.

Introduction

It may seem ambitious to talk about recovery while we’re still facing COVID-19. Indeed, growth anywhere in the world right now will be a challenge. But it’s not too early to start planning. And there are some fundamental actions we will take in Ontario’s Action Plan: Protect, Support, Recover that lay the foundation for a recovery fuelled by growth — and driven by the Ontario Spirit.

Original signed by

The Honourable Rod Phillips

Minister of Finance

v

Introduction

Ontario’s Action Plan: Protect, Support, Recover provides $15 billion in new supports, building on the $30 billion in total supports to date from the first phases of Ontario’s response to COVID-19, for a total of $45 billion in total supports over a three-year period.

This Budget is built on three pillars:

Protect is the first pillar. It builds on the government’s urgent response to COVID-19 and provides $15.2 billion in supports, including $7.5 billion in new funding.

Highlights of the $7.5 billion in new funding include:

☑

Increasing average daily direct care from a nurse or personal support worker (PSW) per long-term care resident to four hours a day over a four-year period, making Ontario the leader among Canadian provinces in protecting our seniors;

☑	Making available $4 billion in 2021–22 and a further $2 billion in 2022–23 in dedicated support to protect people’s health and to support the fight against the COVID-19 pandemic; and

☑

Opening the new Cortellucci Vaughan Hospital site with a new emergency room, state-of-the-art diagnostic imaging and operating rooms. This is the first newly built hospital to open in Ontario in 30 years that adds net new capacity to the system.

Introduction

These investments build on supports announced as part of the first phases of Ontario’s response to COVID-19, including:

☑

Investing $2.8 billion in a Fall Preparedness Plan to support response efforts to the second wave of COVID-19. Key investments include over $1.4 billion to continue to ramp up COVID-19 testing, case and contact management, $351 million to support 2,250 hospital beds, $284 million to address the surgical backlog and $70 million to purchase influenza vaccines;

☑

Investing $1.75 billion to increase long-term care capacity and access for residents by building 30,000 long-term care beds. The government is also introducing a new and innovative Accelerated Build Pilot Program that will enable the faster construction of four new long-term care homes and add up to 1,280 beds to the sector, with a targeted completion of early 2022;

☑	Investing an additional $572 million in hospitals for costs incurred during the pandemic;

☑	Providing $270 million for public health, home and community care supports and virtual care and Telehealth initiatives;

☑

Providing over $1.5 billion for pandemic pay — a temporary pay increase of $4 per hour for more than 375,000 frontline workers for work performed from April 24 to August 13, 2020 — in partnership with the federal government;

☑	Purchasing nearly $1.1 billion in personal protective equipment (PPE) and other critical supplies to protect our health care workers, patients and people across the province;

☑

Launching a recruitment campaign to hire 98 more occupational health and safety inspectors, so that Ontario will have more active inspectors than at any time in its history. Since March 11, over 20,000 field visits were conducted by ministry inspectors;

☑

Providing $461 million in temporary wage increases, effective October 1, 2020, for over 147,000 personal support workers (PSWs) and direct support workers who deliver publicly funded personal support services, helping the province attract and retain the workforce needed to care for patients, clients and residents in response to the COVID-19 pandemic; and

☑

Building on the $3.8 billion investment over 10 years for the Mental Health and Addictions (MHA) Roadmap to Wellness, the government is providing additional funding to help expand access for critical mental health and addictions support and reduce wait times for critical services. This includes $176 million in 2020–21, for important initiatives such as expanded community supports in both French and English as well as investing $19.25 million for mental health supports for postsecondary students.

Introduction

Support is the second pillar. It builds on assistance already made available to families, workers and employers and provides $13.5 billion in supports for people and jobs, including $2.4 billion in new funding.

Highlights of the $2.4 billion in new funding include:

☑

Providing $380 million to parents through another round of payments, following the $378 million of funding in March of $200 per child up to 12 years old and $250 per child and youth with special needs up to 21 years old, through the Support for Learners initiative. This will assist with added costs of COVID-19, such as technology for online learning. This means a family with three young children, one of whom has special needs, would receive $1,300 in 2020 to support costs related to educational supplies and technology.

☑

Proposing the new Seniors’ Home Safety Tax Credit for the 2021 taxation year — a 25 per cent credit on eligible renovations of up to $10,000 — to help seniors stay in their homes longer by making their homes safer and more accessible. Seniors would be eligible regardless of their incomes and whether they owe income tax for 2021. Family members who live with them and support them would also be eligible;

☑

Investing an additional $60 million over three years starting in 2020–21 in the Black Youth Action Plan, doubling its base funding to extend the current program and create a new economic empowerment stream that will support Black youth in achieving social and economic success;

☑

Investing $100 million over two years for the Community Building Fund to support community tourism, cultural and sport organizations that are experiencing significant financial pressures due to the pandemic;

☑	Providing one-time emergency funding of $25 million for Ontario’s arts institutions to help cover operating losses incurred as a result of COVID-19; and

☑

Providing an additional $1.8 billion in the Support for People and Jobs Fund over the next two years, 2021–22 and 2022–23, to remain responsive to emerging needs and continue providing supports for the people of Ontario.

These investments build on supports announced as part of the first phases of Ontario’s response to COVID-19, including:

☑	Making available $1.3 billion in 2020–21 for the education sector to keep students, teachers and staff safe as schools reopen;

☑

Making $300 million available to assist eligible businesses pay the costs associated with property taxes and energy bills, in any region in Ontario where the Province determines recently modified Stage 2 public health restrictions are necessary;

☑

Investing up to $4 billion for municipalities and transit systems to provide one-time assistance, in partnership with the federal government, to help local governments address budget shortfalls related to COVID-19 and maintain the critical services people rely on every day;

Introduction

☑	Providing $176 million in 2020–21 in relief through off-peak electricity pricing 24 hours a day for residential, farm and small business time-of-use customers from March 24, 2020 to May 31, 2020;

☑

Suspending time-of-use electricity rates and introducing a new fixed COVID-19 Recovery Rate of 12.8 cents per kilowatt hour to be charged 24 hours a day, 7 days a week from June 1, 2020 to October 31, 2020;

☑

Investing $241 million to deliver over $900 million in urgent relief to roughly 64,000 small businesses and their landlords, through the Canada Emergency Commercial Rent Assistance program, in partnership with the federal government;

☑

Providing $60 million in one-time grants of up to $1,000 for eligible main street small businesses — in retail, food and accommodations, and other service sectors with fewer than 10 employees, to help offset the unexpected costs of personal protective equipment (PPE);

☑

Investing $510 million through the Social Services Relief Fund to help municipal service managers and Indigenous housing partners protect homeless shelter staff and residents, expand rent support programming and create longer-term housing solutions;

☑	Launching the $50 million Ontario Together Fund to help businesses provide innovative solutions or retool their operations in order to manufacture essential medical supplies and equipment; and

☑	Helping small businesses create and enhance their online presence to reach more customers through the $57 million Digital Main Street program.

Recover is the third pillar. While Ontario remains focused on getting through COVID-19, the government and people must begin to build the foundation for a strong recovery fuelled by economic growth. This pillar includes $4.8 billion in new supports for recovery efforts that will be built on over time.

Highlights of the $4.8 billion in funding include:

☑

Making additional investments of over $680 million over the next four years in broadband infrastructure which, combined with its prior commitments, increases Ontario’s investment to an historic nearly $1 billion to ensure communities across the province are connected;

☑

Bringing more jobs to Ontario with a comprehensive plan to address the job-killing high costs of electricity, saving medium size and larger industrial and commercial employers about 14 and 16 per cent respectively, on average, on their electricity bills (at an additional expense of $1.3 billion over three years);

☑

Reducing property taxes on job creators and levelling the playing field by lowering high Business Education Tax (BET) rates for over 200,000 employers, or 94 per cent of all business properties in Ontario, to a rate of 0.88 per cent. This is creating $450 million in immediate annual savings and representing a reduction of 30 per cent for many businesses currently subject to the highest BET rate in the province;

Introduction

☑

Responding to requests from local governments by proposing to provide municipalities with the ability to cut property tax for small businesses and a provincial commitment to consider matching these reductions. This would provide small businesses as much as $385 million in total municipal and provincial property tax relief by 2022–23, depending on municipal adoption[1];

☑

Ending a tax on jobs for an additional 30,000 employers by proposing to make permanent the Employer Health Tax (EHT) exemption increase from $490,000 to $1 million. With this additional relief about 90 per cent of employers would pay no EHT, saving them $360 million in 2021–22 that could be reinvested in jobs and growth;

☑

Committing to provide Ontario residents with support of up to 20 per cent for eligible Ontario tourism expenses to encourage them to safely discover Ontario in 2021, the year of the Ontario staycation;

☑

Connecting workers in the tourism and hospitality sector and others most affected by the pandemic to training and jobs with an investment of $180.5 million over 3 years, including a skilled trades strategy, an additional $100 million of dedicated investments through Employment Ontario for skills training, a redesigned Second Career program and $59.5 million to acquire in-demand skills; and

☑	Providing $500 million over four years to make government services more reliable, convenient and accessible through the Ontario Onwards Acceleration Fund.

In addition, Ontario made $11.3 billion available to improve cash flow for people and businesses through tax and other deferrals, to provide relief during this challenging economic time. This included:

☑	Providing a six-month interest- and penalty-free period to make payments for most provincially administered taxes, providing $7.5 billion in relief to help 100,000 Ontario businesses;

☑

Deferring the June 30 remittance of education property tax to school boards by 90 days, which provided municipalities with flexibility to provide property tax deferrals of over $1.8 billion to residents and businesses; and

☑	The Workplace Safety and Insurance Board allowing a six-month deferral of premium payments, providing up to $1.9 billion in financial relief to employers.

[1]

Estimated total municipal and provincial relief reflects assumptions about potential rate of municipal uptake of the small business property subclass, the extent of the rate reduction applied to the subclass, and provincial matching of the municipal relief.

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Contents

Contents

Introduction	iii

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	3

Ontario’s Economic Outlook	5

Enhancing Transparency: Alternative Economic Scenarios	8

Managing Ontario’s Finances Responsibly	10

Ontario’s Fiscal Plan	13

Program Expense Details	14

Revenue Details	16

Other Fiscal Plan Assumptions	16

Borrowing and Debt Management	17

Progress Report on Debt Burden Reduction Strategy	17

Net Debt-to-GDP	18

Ontario’s Capital Plan	21

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Section A: Protect — Urgent COVID-19 Response

Introduction	29

Ontario’s Immediate COVID-19 Health Response	33

Protecting People’s Health during the Second Wave	36

1. Maintaining Strong Public Health Measures, including Continued Expansion of Testing and Case and Contact Management	37

2. Implementing the Largest Flu Immunization Campaign in Ontario’s History	38

3. Identifying, Managing and Preventing COVID-19 Outbreaks	38

4. Accelerating Efforts to Reduce Surgical Backlogs	40

5. Preparing for Surges in COVID-19 Cases	40

6. Recruiting, Retaining, Training and Supporting Health Care Workers	41

Protecting Our Loved Ones in Long-Term Care Homes	43

Supporting a Timely Response to the COVID-19 Outbreak	43

Long-Term Care Staffing Strategy — Increasing Hours of Care	45

Investing in Personal Support Workers	46

Accelerating Bed Development and Increasing Sector Capacity	47

Contents

Piloting Community Paramedicine for Long-Term Care	49

Committing to Continuous Improvement	49

Supporting People Suffering from Mental Health and Addictions Challenges	50

Increasing Mental Health Funding for Postsecondary Students	50

Continuing the Commitment to a Strong Health Care System	51

Investing in Ontario’s Hospitals	51

Building Infrastructure Capacity in Ontario Hospitals	53

Protecting Workplaces	55

Hiring More Occupational Health and Safety Inspectors	55

Providing COVID-19 Workplace Safety Guidelines	55

Renewing the Provincial Occupational Health and Safety Strategy	55

Enhancing Infection Prevention and Control Capacity in the Social Services Sector	56

Building an Emergency Volunteer Unit	56

Section B: Support — Support for People and Jobs

Introduction	59

Supporting People	62

Helping Parents with COVID-19 Costs	62

Reopening Schools Safely	64

Helping Elementary Students Learn Online	66

Creating a Digital Learning Portal	66

Building and Renovating Schools and Child Care Spaces	66

Helping University and College Students Navigate COVID-19	68

Helping Seniors Make Their Homes Safer	68

Delivering Meals, Medicine and Other Essentials to Vulnerable People	69

Expanding the Seniors Active Living Centre Program	70

Launching the Inclusive Community Grants Program	70

Doubling Investment in the Black Youth Action Plan	71

Investing in the Special Services at Home Program	71

Supporting Agricultural and Horticultural Societies	72

Ontario’s Community Building Fund	72

Supporting Local Festivals and Events	72

Assisting Ontario’s Arts Institutions	73

Supporting Sports and Recreation	73

Supporting Francophone Non-Profits	74

Contents

Supporting People Facing a Mental Health Crisis	75

Supporting Survivors of Domestic Violence and Human Trafficking	76

Providing Electricity Cost Relief to Ontario Families	76

Supporting Jobs	77

Supporting Employers in COVID-19 Hotspots	77

Supporting Main Street Businesses	79

Supporting Small Businesses with Rent	81

Supporting Consumers, Hospitality Businesses and Alcohol Producers	82

Ontario Together: Helping Businesses Retool to Fight against COVID-19	82

Protecting Workers, Volunteers, and Organizations Who Make Honest Efforts to Follow COVID-19 Public Health Guidelines	83

Improving the Business Climate for Indigenous Communities and Northern Municipalities	83

Supporting Indigenous-Owned Businesses during COVID-19	84

Helping Northern Businesses	84

Supporting the Commercial Fishing Industry	84

Supporting Municipal Partners	85

Working Together to Support Municipalities through COVID-19	85

Postponing the Property Tax Reassessment and Helping to Defer Property Tax Payments	86

Providing Stability through the Ontario Municipal Partnership Fund	87

Section C: Recover — Creating the Conditions for Growth

Introduction	89

A Comprehensive Plan to Reduce Job-Killing Electricity Prices	92

More Competitive Electricity Prices for Growth and Job Creation	92

Reducing Job-Killing Electricity Prices	94

Making Ontario Competitive	98

A Plan to Responsibly Wind Down High-Cost Contracts	99

Reducing Taxes on Jobs	101

Reducing Property Taxes for Job Creators	101

Property Tax Relief for Small Businesses	103

Lowering Payroll Taxes for Private-Sector Employers	104

Retraining and Skilled Trades	106

COVID-19 Recovery Assistance Skills Plan	106

Ontario’s Skilled Trades Strategy	107

Supporting Workers to Acquire In-Demand Skills	110

Redesigning Second Career	110

Contents

Giving Workers New Pathways to Good Jobs	111

Enhancing Canada-Ontario Workforce Development Agreements	111

Building Pathways to Careers in Corrections	111

Including Women in Ontario’s Economic Recovery	111

Reducing Unnecessary Red Tape	112

Supporting Ontario’s Sectors	113

Tourism	113

Modernizing Ontario’s Financial Services Sector	115

Generating, Protecting and Commercializing Intellectual Property	119

Invest Ontario	120

Promoting Ontario Made Products	122

Supporting Growth Through Interprovincial Trade	122

Growing the Agri-Food Sector	122

Helping Ontario’s Forestry Sector Reach its Full Potential	123

Supporting Small Modular Reactors in Ontario	123

Supporting the Environment, Parks and Conservation	124

Building Infrastructure	127

Next Phase of Broadband Investments	127

Accelerating the Delivery of the New Subway Transit Plan	128

Modernizing the GO Transit Rail Network	131

Building Highways, Roads and Bridges	133

Ontario Place Development	135

Building Universities and Colleges	135

Implementing the Investing in Canada Infrastructure Program	136

Modernizing Government	140

Moving Ontario Onwards	140

Consulting on Unregulated Tobacco	144

Establishing a Market for Internet Gaming (iGaming) in Ontario	144

Creating Opportunities through the Value Creation Task Force	145

Supporting Sustainable Collective Bargaining Outcomes in the Public Sector	145

Supporting the Sustainability and Affordability of Public-Sector Pension Plans	146

Contents

Chapter 2: Recent Economic Performance and Outlook

Introduction	149

Recent Economic Performance	150

Economic Outlook	154

Global Economic Environment	156

Details of Ontario’s Economic Outlook	158

Significant Revision to the Ontario Outlook since the 2019 Budget	159

Risks to the Outlook	161

Economic Outlook Scenarios	162

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	167

Key 2020–21 Changes	168

Revenue	170

Expense	171

Prudence	176

Medium-Term Fiscal Plan	177

Medium-Term Revenue Outlook	177

Revenue Outlook Scenarios	181

Medium-Term Expense Outlook	183

Prudence	186

Transparency and Risks	189

Details of Ontario’s Finances	190

Chapter 4: Borrowing and Debt Management

Introduction	203

Borrowing Program	203

Green Bond Program	208

Net Debt-to-GDP	209

Cost of Debt	210

Ensuring Adequate Liquidity Levels	214

Consolidated Financial Tables	216

Contents

Annex: Details of Tax Measures and Other Legislative Initiatives

Introduction	221

Reducing the Employer Health Tax	221

Helping Seniors Stay Safely in Their Homes	222

Maintaining Cultural Media Tax Credit Eligibility	223

Ontario Film and Television Tax Credit	225

Ontario Production Services Tax Credit	225

Ontario Interactive Digital Media Tax Credit	226

Ontario Book Publishing Tax Credit	226

Supporting Research and Development	226

Reducing Property Taxes for Employers	227

Enabling Property Tax Relief for Small Businesses	232

Reviewing Ontario’s Property Assessment and Taxation System	232

New Assessment Tools for Redevelopment Areas	233

Enhancing Assessment Accuracy and Stability	233

Cancelling the Scheduled Wine Tax Increase and Freezing Beer Tax Rates	234

Summary of Measures	234

Technical Amendments	235

Taxation	235

Other Legislative Initiatives	235

2021 Budget Consultations	239

Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook		6

Ontario’s Real GDP Growth Scenarios		8

Fiscal Updates by Jurisdiction		11

Ontario’s Fiscal Plan		13

Extraordinary Contingencies and Time-Limited Pandemic Response		15

2020–21 Borrowing Program and Medium-Term Outlook		19

Infrastructure Expenditures		23

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Table 1.1	Summary of Incremental Increases to the Construction Funding Subsidy and New Upfront Capital Investments	47

Chapter 2: Recent Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	149

Table 2.2	Private-Sector Forecasts for Ontario Real GDP Growth	154

Table 2.3	External Factors	156

Table 2.4	The Ontario Economy, 2019 to 2023	158

Table 2.5	Impact of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth	161

Table 2.6	Ontario’s Real GDP Growth Scenarios	162

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	167

Table 3.2	2020–21 In-Year Fiscal Performance	169

Table 3.3	Key Changes to 2020–21 Revenue Projections	170

Table 3.4	Key Changes to 2020–21 Total Expense Projections	172

Table 3.5	Summary of Medium-Term Revenue Outlook	177

Table 3.6	Summary of Medium-Term Cannabis-Related Revenue	179

Table 3.7	Selected Economic and Revenue Risks and Sensitivities	180

Table 3.8	Ontario’s Taxation Revenue Scenarios	181

Table 3.9	Summary of Medium-Term Expense Outlook	183

Table 3.10	Extraordinary Contingencies and Time-Limited Pandemic Response	187

Contents

Table 3.11	Selected Expense Sensitivities	188

Table 3.12	Revenue	190

Table 3.13	Total Expense	192

Table 3.14	Infrastructure Expenditures	197

Table 3.15	Ten-Year Review of Selected Financial and Economic Statistics	198

Chapter 4: Borrowing and Debt Management

Table 4.1	2020–21 Borrowing Program and Medium-Term Outlook	203

Table 4.2	Evolution of Ontario Borrowing Rate Assumptions	211

Table 4.3	Net Debt and Accumulated Deficit	216

Table 4.4	Medium-Term Outlook: Net Debt and Accumulated Deficit	217

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Proposed Cultural Media Tax Credit Amendments	224

Table A.2	Business Education Tax Cuts in 2021	229

Table A.3	Summary of Measures	234

Contents

List of Charts

Introduction

Ontario’s Action Plan: Protect, Support, Recover		vi

Ontario’s Economic and Fiscal Outlook in Brief

Employment Change Compared to Previous Major Downturns		5

Unprecedented Private-Sector Forecast Uncertainty		7

Range of Ontario Real GDP Scenario Forecasts		8

Range of Ontario Deficit Outlook Scenarios		9

Total Health Sector and COVID-19 Response Funding		14

Net Debt-to-GDP		18

Range of Long-Term Borrowing Outlook Scenarios		20

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Chart 1.1	Examples of Long-Term Care Development Projects Underway	48

Chart 1.2	Examples of Health Facility Projects under Construction or in Planning	54

Chart 1.3	Canada Health Transfer National Entitlement: A Fair Federal Share vs. the Status Quo	58

Chart 1.4	Examples of School Projects Recently Approved	67

Chart 1.5	Illustrative Relief for a Restaurant	78

Chart 1.6	Electricity Prices for Commercial and Industrial Employers	93

Chart 1.7	Lowering Electricity Bills – Illustrative Industrial Employer	95

Chart 1.8	Lowering Electricity Bills – Illustrative Commercial Employer	96

Chart 1.9	Providing Electricity Cost Savings for Industrial and Commercial Employers	97

Chart 1.10	Improving Competitiveness: Average Electricity Pricing for Commercial and Industrial Employers	98

Chart 1.11	Costs Shifting to the Province are Forecast to Decline under the Government’s Plan	100

Chart 1.12	Illustrative Savings for a Commercial Property in London	102

Chart 1.13	Illustrative Savings for an Industrial Property in Windsor	102

Chart 1.14	Illustrative Property Tax Savings for a Bakery Shop in Toronto	103

Chart 1.15	Illustrative Tax Relief Before and After the Increase to the Employer Health Tax Exemption from $490,000 to $1 Million	105

Chart 1.16	Examples of Highway Expansion Projects in Planning or Underway	134

Chart 1.17	Investing in Canada Infrastructure Program – Public Transit Stream: Supporting Municipal Transit across the Province	138

Contents

Chapter 2: Recent Economic Performance and Outlook

Chart 2.1	Second Quarter 2020 Real GDP Declines are Widespread	150

Chart 2.2	Ontario’s Unemployment Rate and Major Downturns	151

Chart 2.3	Key Economic Indicators Showing Signs of Recovery	152

Chart 2.4	Confidence Rebounding	153

Chart 2.5	Unprecedented Private-Sector Forecast Uncertainty	155

Chart 2.6	10-Year Canadian Bond Rate Projections	157

Chart 2.7	Real GDP Forecast Comparison	159

Chart 2.8	Unprecedented Private-Sector Forecast In-Year Change	160

Chart 2.9	Range of Ontario Real GDP Scenario Forecasts	163

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.1	Range of Ontario Deficit Outlook Scenarios	182

Chart 3.2	Total Health Sector and COVID-19 Response Funding	184

Chart 3.3	Composition of Revenue, 2020–21	195

Chart 3.4	Composition of Total Expense, 2020–21	196

Chapter 4: Borrowing and Debt Management

Chart 4.1	Range of Long-Term Borrowing Outlook Scenarios	205

Chart 4.2	2020–21 Borrowing	206

Chart 4.3	Domestic and International Borrowing	207

Chart 4.4	Green Bond Allocation by Framework Category	208

Chart 4.5	Ontario’s Green Bond Issues	208

Chart 4.6	Net Debt-to-GDP	209

Chart 4.7	Effective Interest Rate (Weighted-Average) on Total Debt	210

Chart 4.8	Average Annual Ontario Borrowing Rates	211

Chart 4.9	Weighted-Average Term of Borrowings	212

Chart 4.10	Interest on Debt-to-Revenue Ratio	213

Chart 4.11	Average Unrestricted Liquid Reserve Levels	215

Annex: Details of Tax Measures and Other Legislative Initiatives

Chart A.1	Distribution of Current Business Education Tax Rates above Proposed 2021 Rate	228

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

The COVID-19 pandemic is having unprecedented impacts on economies around the world, including in Ontario. While the Ontario Spirit — hard work, innovation and responsible behaviour — helped the province through the first wave, Ontario is now clearly in the middle of the second.

By making early progress in restoring fiscal sustainability, this government was able to respond to the COVID-19 outbreak from a position of strength. Released in the early stages of the pandemic, Ontario’s Action Plan: Responding to COVID-19 outlined the government’s initial response to the first wave of the global pandemic. Through the 2020–21 First Quarter Finances, the government updated Ontario’s Action Plan: Responding to COVID-19, bringing the Province’s total COVID-19 response to a projected $30 billion.

The government is now introducing the next phase of Ontario’s Action Plan: Protect, Support, Recover. This Budget is a prudent plan that will maintain stability, get the province through future waves, and begin building the foundation for a strong economic recovery fuelled by growth.

For 2020–21, the government is projecting a deficit of $38.5 billion, unchanged from the deficit forecast at the time of the 2020–21 First Quarter Finances. Over the medium term, the government is forecasting deficits of $33.1 billion in 2021–22 and $28.2 billion in 2022–23. While Ontario’s current levels of spending are critical to get through the pandemic, the government recognizes that this is unsustainable over the long term, thus the focus on building a foundation for recovery fuelled by economic growth. Acknowledging the continued uncertainty of the global pandemic, the government plans to table a path to balance in the 2021 Budget.

As with any forecast, there are numerous risks that are taken into consideration when determining the Province’s fiscal framework. The 2020 Budget is being released when global economic conditions are highly uncertain, and there are a variety of factors beyond the Province’s control, which may impact the fiscal outlook. Given the heightened uncertainty, the government is presenting two plausible alternative scenarios to be transparent regarding the risks in the current environment.

As of October 13, 2020, the Province had completed $34.7 billion of the forecast 2020–21 total long-term public borrowing program of $52.3 billion. Ontario’s 2020–21 net debt-to-GDP ratio is now forecast to be 47.0 per cent, compared to 47.1 per cent at the time of the 2020–21 First Quarter Finances. Ontario is projected to pay $12.5 billion in interest costs in 2020–21, unchanged from the forecast in the 2020–21 First Quarter Finances.

A key element of the government’s plan is investment in infrastructure, including strategic investments in transit, highways, schools, hospitals and broadband. Planned investments over the next 10 years total $142.9 billion, including $13.6 billion in 2020–21. These investments are fundamental to the government’s made-in-Ontario plan for growth, renewal and long-term recovery.

Ontario’s Economic and Fiscal Outlook in Brief

Consistent with the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA), the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review in the 2020 Budget. The FSTAA sets out the requirement for the Ontario Minister of Finance to release a budget and a mid-year review for each fiscal year. The fall 2020 Budget represents, in compliance with FSTAA as proposed to be amended, the government’s Budget and mid-year review for 2020–21. Furthermore, this first section of the 2020 Budget provides, with clarity and transparency, a description of the financial state of the province. This is in keeping with the government’s commitment to provide regular updates on Ontario’s finances, even amidst this uncertain economic period.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

The COVID-19 pandemic has significantly impacted Ontario’s economy. Ontario’s employment decreased by 15.3 per cent between February and May 2020, a far sharper decline than past major recessions. Thanks to the responsible behaviour of people, as well as prudent and timely measures by all levels of government, key economic indicators have improved significantly following historic declines earlier in the year.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s real GDP is projected to decline by 6.5 per cent in 2020 and rise by 4.9 per cent in 2021. Ontario’s economic growth is expected to continue after 2021, with real GDP projected to rise 3.5 per cent in 2022 before moderating to 2.0 per cent in 2023. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts available at the time the planning projections were finalized.

Summary of Ontario’s Economic Outlook (Per Cent)
	2019	2020p	2021p	2022p	2023p
Real GDP Growth	1.7	(6.5)	4.9	3.5	2.0
Nominal GDP Growth	3.9	(5.0)	6.6	5.7	4.2
Employment Growth	2.9	(5.4)	5.0	2.5	1.9
CPI Inflation	1.9	0.5	1.7	2.0	1.9
p = Ontario Ministry of Finance planning projection based on information up to October 2, 2020. Sources: Statistics Canada and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

The COVID-19 pandemic has created an unprecedented level of economic uncertainty globally and in Canada.1 This is reflected by an extraordinarily wide range in projections among private-sector forecasters for Ontario’s economy. Between 2004 and 2019, the average difference between the lowest and highest private-sector forecast for in-year Ontario real GDP growth, at this point in the fiscal year, was 0.7 percentage points. In 2009, a period of heightened uncertainty, the range was 1.2 percentage points. Currently, uncertainty regarding the state of the economy has contributed to the largest range in private-sector forecasts in recent history of 2.4 percentage points between the lowest and highest real GDP growth forecast for 2020.

An extraordinary degree of uncertainty prevails regarding the economic outlook as it will be heavily influenced by the evolution of the COVID-19 pandemic and its impacts on Ontario, Canada and the world. In keeping with the government’s commitment to providing maximum transparency and accountability, the 2020 Budget outlines alternative economic scenarios that illustrate potential implications for the province’s finances.

[1]

For example, “Measuring Economic Policy Uncertainty” by Scott Baker, Nicholas Bloom and Steven J. Davis at www.PolicyUncertainty.com finds that “current levels of economic policy uncertainty are at extremely elevated levels compared to recent history

Ontario’s Economic and Fiscal Outlook in Brief

Enhancing Transparency: Alternative Economic Scenarios

The global economic disruptions caused by the COVID-19 pandemic have led to unprecedented uncertainty surrounding the economic forecast. Transparency is central to this government’s approach, which is why the Ministry of Finance has developed two plausible alternative paths that the economy could take over the next several years.

These alternative scenarios should not be considered the best case or the worst case. Rather, they represent possible outcomes in this historic period of uncertainty and are provided in an effort to be as transparent as possible.

Ontario’s Real GDP Growth Scenarios (Per Cent)
	2021p	2022p	2023p
Faster Growth Scenario	7.5	3.1	2.3
Planning Projection	4.9	3.5	2.0
Slower Growth Scenario	3.3	1.0	1.4
p = Ontario Ministry of Finance planning projection and alternative scenarios. Source: Ontario Ministry of Finance.

These scenarios indicate the broad range of risk related to future economic growth. In the Faster Growth scenario, the level of real GDP in 2023 is 2.4 per cent higher than the planning projection, while in the Slower Growth scenario the level of real GDP in 2023 is 4.5 per cent lower.

Ontario’s Economic and Fiscal Outlook in Brief

In the event that the alternative economic scenarios materialize as opposed to the planning projection, the Province’s deficit outlook in the next two years will also change as a result, assuming that program spending plans remain the same.

Under the Faster Growth scenario, the deficit outlook may improve to $27.7 billion in 2021–22 and $21.3 billion in 2022–23. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $35.6 billion and $33.4 billion in the next two years.

Ontario’s Economic and Fiscal Outlook in Brief

Managing Ontario’s Finances Responsibly

The government is providing the people of Ontario a transparent look into the province’s finances and its plan to respond to the COVID-19 pandemic over the medium term. This prudent approach to fiscal planning provides the necessary resources to deal with COVID-19 but also recognizes that the future is still very uncertain, and changes can happen rapidly.

Legislative Requirements and Responding to Changing Conditions

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) requires the government to publish a recovery plan in the event a balanced budget is not projected in the final year of the multi-year fiscal plan. Through its governing principles, the Act also recognises the need for flexibility and provides the ability to respond to changing circumstances.

Given the continued and unprecedented uncertainty and risks associated with the COVID-19 pandemic, the government is proposing amendments to FSTAA to pause the requirement to include a recovery plan in the 2020 Budget.

Rather than publishing a recovery plan that is based on uncertain long-term forecasts, the government is taking a responsible and prudent approach by building a flexible medium-term fiscal plan that is better positioned to respond to these rapidly changing conditions. For example, in 2020–21, through the use of the dedicated COVID-19 Health Contingency Fund and the Support for People and Jobs Fund, the government has made available targeted time-limited funding to address the extraordinary, emerging needs of the health care system and to support people and jobs during this unprecedented global pandemic. This flexible approach ensures funding is available for critical services and programs, such as health care and education, to appropriately respond to rapidly changing circumstances as efficiently as possible.

This responsible approach will allow the Province to continue assessing the volatile and uncertain economic situation and put forward a longer-term outlook and path to balance the budget, based on the most recent data, when the health and economic situation stabilizes. The government will continue to provide regular financial updates as the situation evolves. This will ensure the people of Ontario have the most current information available as part of the 2021 Budget.

Ontario’s Economic and Fiscal Outlook in Brief

Fiscal Updates by Jurisdiction
	Release Date	Horizon of Fiscal Projections
Ontario – March 2020 Economic and Fiscal Update	March 25, 2020	2020–21
Ontario – 2020–21 First Quarter Finances	August 12, 2020	2020–21
Ontario – 2020 Budget	November 5, 2020	2022–23
New Brunswick – Fiscal and Economic Update	May 21, 2020	2020–21
Saskatchewan – 2020 Budget	June 15, 2020	2020–21
Saskatchewan – First Quarter Budget Update and Medium-Term Outlook	August 27, 2020	2024–25
Prince Edward Island – 2020 Budget	June 17, 2020	2022–23
Prince Edward Island – Fall Fiscal Update	September 30, 2020	2020–21
Quebec – Economic and Financial Situation	June 19, 2020	2020–21
Federal Government – Economic and Fiscal Snapshot	July 8, 2020	2020–21
British Columbia – Economic and Fiscal Update	July 14, 2020	2020–21
British Columbia – First Quarterly Report	September 10, 2020	2020–21
Newfoundland and Labrador – Fiscal Update	July 24, 2020	2020–21
Newfoundland and Labrador – 2020 Budget	September 30, 2020	2020–21
Nova Scotia – Forecast Update	July 29, 2020	2020–21
Alberta – First Quarter Fiscal Update and Economic Statement	August 27, 2020	2020–21

Note: Manitoba released a budget on March 19, but this was not informed by COVID-19. Manitoba also released a fiscal update on June 30, but this update included scenarios only. Alberta released an update on March 20 that reflected an additional $500 million in 2020–21 to the Ministry of Health for the provincial response to the COVID-19. Saskatchewan released its 2020–21 Estimates on March 18, but this excluded revenue projections.

Sources: Federal and provincial budgets and fiscal updates for 2020–21 released since the World Health Organization declared COVID-19 a pandemic on March 11, 2020.

The government’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) governing principles that guide Ontario’s fiscal policy:

•  Transparent: Even as governments around the world delayed their financial updates, Ontario demonstrated leadership by being the first jurisdiction in Canada to release a fiscal plan that reflected the potential impacts of COVID-19.

•  Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances

Continued Record of Transparency

In September 2020, the government received a clean audit opinion from the Auditor General of Ontario on the Province’s consolidated financial statements for the third year in a row.

that does not rely on tax increases, while at the same time strengthening critical programs and services. As outlined in this Budget, the government continues to invest in the fight against COVID-19 as well as key initiatives to support people and jobs, and the ongoing economic recovery of the province.

•  Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure it has the fiscal flexibility to respond to changing circumstances.

Ontario’s Economic and Fiscal Outlook in Brief

•

Equitable: The government’s plan strengthens critical public services, such as health care and education, for the people of today and ensures they are maintained for the benefit of future generations. Ontario’s updated debt burden reduction strategy will be provided in the 2021 Budget and will be aimed at ensuring sustainable levels of public debt over time.

•

Sustainable: Since the outset of the pandemic, the Ontario government has promised to do what is necessary to respond to COVID-19, while balancing these needs with the long-term sustainability of Ontario’s finances. This is reflected in the government’s prudent decision to establish dedicated contingency funds to provide targeted, time-limited support for critical services and address the extraordinary needs of the people of Ontario throughout the pandemic. This flexible approach also ensures funding is available for critical services and programs, such as health care and education, to appropriately respond to rapidly changing circumstances as efficiently as possible.

Defining Extraordinary Circumstances

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) requires that the government plan for a balanced budget. However, in extraordinary circumstances, the government may plan for a deficit if it is consistent with the Act’s governing principles: sustainability, transparency, responsibility, flexibility and equity. To enhance transparency, the Act requires the government to provide a rationale for this determination in the introductory summary of the Ontario Budget.

In its 2019 Annual Report,2 the Office of the Auditor General of Ontario also recommended that these “extraordinary circumstances” be clearly defined.

Following the requirements of the FSTAA and the recommendation of the Office of the Auditor General of Ontario, the government is defining the extraordinary circumstance for the planned deficits in the current year and for the medium term as the necessary response required to protect people’s health and support people and jobs as a result of the unforeseen COVID-19 global pandemic. This has resulted in significant fiscal challenges for governments the world over.

From the outset of the pandemic, the government has been clear that it will ensure the necessary resources are in place to protect the health of the people of Ontario. Immediately eliminating the deficit would put critical programs and services at risk and would be inconsistent with the FSTAA’s governing principles.

[2]	Office of the Auditor General of Ontario, Annual Report 2019, page 590;

https://www.auditor.on.ca/en/content/annualreports/arreports/en19/2019AR_v1_en_web.pdf

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2020–21 the government is projecting a deficit of $38.5 billion, unchanged from the deficit forecast at the time of the 2020–21 First Quarter Finances. Over the medium term, the government is forecasting deficits of $33.1 billion in 2021–22 and $28.2 billion in 2022–23.

Ontario’s Fiscal Plan ($ Billions)
	Actual	Current Outlook[1]	Medium-Term Outlook
	2019–20	2020–21	2021–22	2022–23
Revenue
Personal Income Tax	37.7	36.9	36.0	38.1
Sales Tax	28.6	24.9	27.1	29.1
Corporations Tax	15.4	9.9	13.0	14.0
Ontario Health Premium	4.1	4.0	4.1	4.3
Education Property Tax	6.2	6.1	5.8	5.7
All Other Taxes	16.3	15.7	16.5	17.2
Total Taxation Revenue	108.3	97.5	102.5	108.5
Government of Canada	25.4	33.4	27.1	27.6
Income from Government Business Enterprises	5.9	3.6	4.9	6.0
Other Non-Tax Revenue	16.5	16.7	17.9	18.1
Total Revenue	156.1	151.1	152.3	160.2
Programs
Health Sector[2]	63.7	64.6	67.0	68.5
Education Sector[3]	30.2	31.0	31.1	31.3
Postsecondary Education Sector	10.5	10.7	10.9	11.2
Children’s and Social Services Sector	17.1	17.9	17.8	17.9
Justice Sector	4.7	4.6	4.6	4.6
Other Programs[2]	26.0	45.7	38.8	38.9
Total Programs	152.3	174.6	170.2	172.4
Interest on Debt	12.5	12.5	13.2	13.9
Total Expense	164.8	187.0	183.4	186.3
Surplus/(Deficit) Before Reserve	(8.7)	(36.0)	(31.1)	(26.2)
Reserve	–	2.5	2.0	2.0
Surplus/(Deficit)	(8.7)	(38.5)	(33.1)	(28.2)
Net Debt as a Per Cent of GDP	39.7%	47.0%	48.5%	49.6%
Net Debt as a Per Cent of Revenue	226.4%	263.4%	287.4%	295.3%
Interest on Debt as Per Cent of Revenue	8.0%	8.2%	8.7%	8.7%

[1]  For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[2]  For presentation purposes in the 2020 Budget, all one-time COVID-19 related spending has been included within the Other Programs sector instead of the Health Sector. This funding includes one-time COVID-19 Health Sector expense of $3.1 billion and COVID-19 Health Contingency Fund of $5.3 billion in 2020–21, as well as a Pandemic Fund of $4.0 billion in 2021–22 and $2.0 billion in 2022–23. The change in presentation does not impact ministry allocations, which reflect ministry structure(s) presented in the 2020–21 Expenditure Estimates. For details on time-limited funding and contingencies, see Extraordinary Contingencies and Time-Limited Pandemic Response in the Program Expense Details section.

[3]  Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Program Expense Details

Program expense is expected to grow by an annual average growth rate of 4.2 per cent between 2019–20 and 2022–23, primarily due to the temporary expenses associated with COVID-19. This additional funding will primarily be used to support critical services including health care, education and contingencies to continue to respond to the COVID-19 pandemic as it unfolds.

The Province continues to ensure that the necessary resources are available to protect people’s health and support the health care system. As a result, it has made substantial time-limited funding available for the Province’s health sector response that is dedicated to support the fight against the pandemic. In 2020–21 this dedicated support is projected to be $8.3 billion, with an additional $4 billion set aside in 2021–22, and a further $2 billion in 2022–23.

Ontario’s Economic and Fiscal Outlook in Brief

In order to support Ontario families, businesses and the health care heroes on the front lines of the pandemic, the Province has made available time-limited funding and extraordinary contingencies of $13.3 billion in 2020–21, $5 billion in 2021–22 and $2.8 billion in 2022–23. This funding is tracked under the categories of COVID-19 health sector response, a Pandemic Fund and the Support for People and Jobs Fund, and is reflected in the Other Programs sector of the expense outlook. The balances remaining in these funds enable the government to continue to respond to COVID-19 and support the recovery for the province.

Extraordinary Contingencies and Time-Limited Pandemic Response ($ Millions)
	Current Outlook[1] 2020–21	Medium-Term Outlook
		2021–22	2022–23
Time-limited Funding and Contingencies
One-time COVID-19 Health Sector Expense	3,052	–	–
COVID-19 Health Contingency Fund	5,294	–	–
Pandemic Fund	–	4,000	2,000
Subtotal: COVID-19 Response Including Pandemic Fund	8,346	4,000	2,000
Support for People and Jobs Fund	4,966	1,000	800
Total Time-limited Funding and Contingencies	13,312	5,000	2,800

Remaining Balances[2]
COVID-19 Health Contingency Fund Net of New Projected Drawdowns in the 2020 Budget[3]	598	–	–
Pandemic Fund	–	4,000	2,000
Subtotal: COVID-19 Response Including Pandemic Fund	598	4,000	2,000
Support for People and Jobs Fund	2,050	1,000	800
Total Remaining Balances	2,648	5,000	2,800

[1] For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

2 As at October 13, 2020

[3] The COVID-19 Health Contingency Fund remaining balance is net of projected new spending drawn from the fund since 2020–21 First Quarter Finances. See Table 3.4 for details.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

See Chapter 3: Ontario’s Fiscal Plan and Outlook for further details on the program expense outlook over the medium term.

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Details

The Province’s revenue plan is anchored by an economic projection based on private-sector forecasts and the best available information at the time. Details of the revenue outlook are outlined later in this document. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Key inputs included in the revenue forecast are:

•	A prudent economic outlook;

•	Existing federal–provincial agreements and funding formulas; and

•	The business plans of government ministries, business enterprises and service organizations.

Other Fiscal Plan Assumptions

The reserve is set at $2.5 billion in 2020–21 and $2.0 billion each year over the medium term.

Net Debt-to-GDP for 2020–21 is projected to be 47.0 per cent, higher than the 40.7 per cent projected in the 2019 Budget. Over the medium term, the net debt-to-GDP ratio is forecast to be 48.5 per cent and 49.6 per cent in 2021–22 and 2022–23, respectively.

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Total 2020–21 long-term public borrowing is now forecast to be $52.3 billion. This is $0.2 billion higher than the 2020–21 First Quarter Finances forecast due to a planned increase in investments in capital infrastructure. As of October 13, 2020, the Province had completed $34.7 billion, or 66 per cent of its 2020–21 total long-term public borrowing program. Ontario’s 2020–21 net debt-to-GDP ratio is now forecast to be 47.0 per cent, compared to 47.1 per cent at the time of the 2020–21 First Quarter Finances. Ontario is forecast to pay $12.5 billion in interest costs in 2020–21, unchanged from the forecast in the 2020–21 First Quarter Finances.

Progress Report on Debt Burden Reduction Strategy

The government plans to update its debt burden reduction strategy in the 2021 Budget. Acknowledging the continued uncertainty of the global pandemic, the government plans to set a long-term target for the net debt-to-GDP ratio along with a path to balance in the 2021 Budget. This updated debt burden reduction strategy will set out a plan for managing the province’s debt load and restoring fiscal sustainability.

Prior to COVID-19, the government was making progress on the commitment to keep the net debt-to-GDP ratio, through to 2022–23, to less than the Independent Financial Commission of Inquiry’s 2018–19 forecast of 40.8 per cent. The 2019–20 net debt-to-GDP ratio was 39.7 per cent, a full percentage point lower than the 2019 Budget forecast of 40.7 per cent. These gains created fiscal flexibility that allowed the Province to respond swiftly to the pandemic.

Ontario’s Action Plan: Responding to COVID-19 made available a projected $30 billion to support health care, people and businesses, and built in significant flexibility to ensure the Province can continue to respond to the unfolding crisis. These necessary actions have resulted in a change to the downward trajectory of the net debt-to-GDP ratio, as it has for governments elsewhere in Canada and around the world.

Ontario’s Economic and Fiscal Outlook in Brief

Net Debt-to-GDP

Why Net Debt-to-GDP?

•	This ratio measures the relationship between a government’s obligations and its capacity to raise the funds needed to meet them, indicating the burden of government debt on the economy.

•	The requirement to report on, and set an objective for, the net debt-to-GDP ratio is set out in the government’s Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA).

•	Key financial stakeholders and observers look at the net debt-to-GDP ratio, including rating agencies and investors who buy Ontario bonds.

The net debt-to-GDP ratio in 2020–21 is now projected to be 47.0 per cent, or 0.1 percentage point lower than the 47.1 per cent forecast in the 2020–21 First Quarter Finances.

Ontario’s Economic and Fiscal Outlook in Brief

The net debt-to-GDP ratio for the current outlook and medium-term plan period is forecast to be higher than the forecasts contained in the 2019 Budget due to the COVID-19 pandemic, which has led to necessarily higher deficits combined with lower GDP forecasts.

After the pandemic, the government’s objective will be to slow the rate of increase in the net debt-to-GDP ratio, supported by GDP growth from the economic recovery.

The interest rates the Province must pay on new or refinanced debt issued remain near historic lows. Despite a $38.5 billion forecast deficit and $44.6 billion projected increase in net debt in this fiscal year, interest on debt expense remains unchanged from 2019–20 to 2020–21.

A one percentage point change in interest rates from the current forecast, either up or down, would have a corresponding change in Ontario’s interest costs by over $800 million in the first full year.

2020–21 Borrowing Program and Medium-Term Outlook ($ Billions)
		2020–21					Medium-Term Outlook
	2019–20	March 2020 Update	First Quarter Finances	Change from First Quarter Finances	Current Outlook	[1]	2021–22	2022–23
Deficit/(Surplus)	8.7	20.5	38.5	–	38.5		33.1	28.2
Investment in Capital Assets	9.7	10.4	10.4	0.2	10.6		11.5	12.0
Non-Cash Adjustments	(6.0)	(9.2)	(9.2)	–	(9.2)		(8.8)	(8.9)
Loans to Infrastructure Ontario	0.2	0.3	–	–	–		0.1	(0.4)
Other Net Loans/Investments	0.3	1.2	0.5	0.1	0.6		(0.5)	(0.3)
Debt Maturities/Redemptions	27.4	26.6	26.6	0.1	26.7		25.1	30.6
Total Funding Requirement	40.3	49.7	66.7	0.4	67.0		60.6	61.3
Decrease/(Increase) in Short -Term Borrowing	(3.0)	(2.0)	(7.0)	1.3	(5.7)		(2.0)	(2.0)
Increase/(Decrease) in Cash and Cash Equivalents	(5.4)	–	–	(1.4)	(1.4)		–	–
Pre-borrowing in 2019–20	7.6	(4.1)	(7.6)	–	(7.6)		–	–
Total Long-Term Public Borrowing	39.5	43.6	52.1	0.2	52.3		58.6	59.3

[1]  For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario’s Economic and Fiscal Outlook in Brief

As described earlier in the Enhancing Transparency: Alternative Economic Scenarios section, in the event alternative economic scenarios materialize, the Province’s deficit outlook in the next two years would also change as a result. Under the Faster Growth scenario, the long-term borrowing of the Province would decrease by a total of $12.3 billion over the medium-term outlook, while under the Slower Growth scenario, long-term borrowing would increase by $7.7 billion over the same period.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Capital Plan

A key element of the government’s plan is investment in infrastructure, including strategic investments in transit, highways, schools, hospitals and broadband. Planned investments over the next 10 years total $142.9 billion, including $13.6 billion in 2020–21. These investments are fundamental to the government’s plan to support people and employers during COVID-19 and build the foundation for a strong economic recovery.

Key highlights in the capital plan include:

•

New funding of over $680 million over the next four years, including an additional $150 million for the Improving Connectivity for Ontario (ICON) program, bringing Ontario’s investment in broadband to nearly $1 billion over six years beginning in 2019–20. These investments will expand broadband and cellular infrastructure across Ontario to enable economic recovery and growth, support productivity, education, health care and agriculture to create direct and indirect jobs, improve connectivity and enable Ontario’s firms to remain competitive in the global economy.

•

Funding for the Investing in Canada Infrastructure Program (ICIP), including over $1 billion in federal and provincial funding under the newly established COVID-19 Resilience stream to support health and safety through the accelerated delivery of priority municipal infrastructure projects as well as investments to retrofit schools and long-term care homes.

•	$62.7 billion over 10 years for public transit projects, including:

•

The largest subway expansion in Canadian history, including the Ontario Line, the three-stop Scarborough Subway Extension, the Yonge North Subway Extension and the predominantly underground Eglinton Crosstown West Extension which will expand the subway system by 50 per cent;

•	Major transit projects currently underway, including, for example, the Hurontario Light Rail Transit Project; and

•

The GO Rail Expansion program, which will transform the GO Transit rail network into a comprehensive all-day rapid transit network. It will provide two-way, all-day service every 15 minutes over core segments of the network, and nearly double annual ridership by 2055.

Ontario’s Economic and Fiscal Outlook in Brief

•

The Highway Program, including expansion and rehabilitation projects across the province. The Province has allocated more than $22 billion in funding over 10 years to expand and repair Ontario’s highways and bridges, including expansion projects on stretches of Highway 3 from Essex to Leamington, Highway 17 from the Ontario/Manitoba border to Rush Bay Road and from Arnprior to Renfrew, Highway 401 between Tilbury and London and between Milton and Mississauga, and Highway 401 from Hespeler Road to Townline Road in Cambridge and from Hurontario Street to the Credit River Bridge in Mississauga. In July 2020, the Province amended the Public Transportation and Highway Improvement Act to accelerate key provincial highway construction projects by removing potential bottlenecks, allowing construction to start earlier and finish sooner. In October 2020, the Province introduced proposed legislative amendments to the Building Transit Faster Act, 2020, the Transit-Oriented Communities Act, 2020 and the Public Service Works on Highways Act that would expand authorities to further accelerate the delivery of provincial highway and transit projects, as well as transit-oriented communities including affordable housing.

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Major hospital projects currently under construction or in various stages of planning, including the Weeneebayko Area Health Authority New Replacement Hospital, Unity Health — St. Joseph’s Health Centre Redevelopment project, the Cortellucci Vaughan Hospital and the South Bruce Grey Health Centre — Kincardine Site Phase 1 Redevelopment project.

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Expanding and renovating schools, and creating more child care spaces across the province, including a recently approved French public elementary school in Kanata and the Tarentorus Public School addition in Sault Ste. Marie.

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Fast-tracking the development of four new long-term care homes in Mississauga, Ajax and Toronto to create 1,280 long-term care beds by the end of 2021, as part of the Accelerated Build Pilot Program, which supports the government’s plan to create new long-term care beds across the province.

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures[1] ($ Millions)
	Current Outlook[2]	Medium-Term Outlook		10-Year Total[3]
	2020–21	2021–22	2022–23
Sector
Transportation
Transit	4,799	5,457	5,844	62,708
Provincial Highways	2,587	2,561	2,764	22,017
Other Transportation, Property and Planning	247	156	178	1,571
Health
Hospitals	2,064	2,573	2,557	27,229
Other Health	243	287	299	3,038
Education	2,392	2,567	2,388	20,073
Postsecondary Education
Colleges and Other	534	530	361	2,988
Universities	100	99	125	1,237
Social	168	232	192	2,351
Justice	615	822	850	4,348
Other Sectors[4]	2,017	2,287	2,449	15,118
Total Infrastructure Expenditures	15,767	17,571	18,007	162,679
Less: Other Partner Funding[5]	2,136	2,199	1,994	19,827
Total[6]	13,631	15,372	16,013	142,852

[1]  Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2] For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[3]  Total reflects the planned infrastructure expenditures for years 2020–21 through 2029–30.

[4]  Includes broadband infrastructure, government administration, natural resources, and culture and tourism industries.

[5]  Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.

[6]  Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Ontario’s Economic and Fiscal Outlook in Brief

Building on the Federal–Provincial Partnership

The COVID-19 crisis has underscored the need for strong federal–provincial partnerships. The Ontario government has worked collaboratively with the federal government on a number of measures to provide support to the people of Ontario during the crisis, including:

•  A historic Safe Restart Agreement (SRA) providing over $7 billion in funding and in-kind supports toward the reopening of the province. Over $3 billion will go towards supporting capacity for testing and contact tracing, health care services and mental health supports, personal protective equipment (PPE), and preventing the spread of COVID-19 in Ontario’s long-term care homes. The Province is also providing an additional $212 million through the Social Services Relief Fund to help vulnerable people find shelter. Over $230 million is being provided to keep children and staff safe in child care and early years settings. Additionally, the Safe Return to Class Fund complements the already landmark investments made by the Province in support of safe and healthy schools in the province.

•  Providing a temporary pay increase of $4 per hour for more than 375,000 eligible workers for work performed from April 24, 2020 to August 13, 2020. Together with the federal government, Ontario will invest over $1.5 billion in temporary pandemic pay. See Chapter 1, Section A: Protect — Urgent COVID-19 Response for more details.

•  Ontario committed $241.2 million through the Canada Emergency Commercial Rent Assistance (CECRA) for small business, making over $900 million available in urgent relief for Ontario small businesses and commercial landlords in partnership with the federal government. See Chapter 1, Section B: Support — Support for People and Jobs for more details on CECRA.

The strong partnerships formed with the federal government in the face of the COVID-19 crisis are a clear example of how a collaborative approach can yield positive results. Building on this federal–provincial partnership, now is the time to look beyond the short term to issues where the federal government can play a critical role in Ontario’s recovery and long-term success.

Calling for Fairness in the Canada Health Transfer

•  The Canada Health Transfer (CHT) is an unconditional federal transfer that supports health care systems in the provinces and territories. In 2017–18, the rate of growth in the CHT changed from six per cent to the rate of growth of nominal Gross Domestic Product (GDP), with a new floor of three per cent. As a result, the rate of growth in the CHT has not kept pace with the cost pressures facing provincial–territorial health systems.

•  The Council of the Federation has found that the cost of health care is expected to grow at an annual average of approximately six per cent, yet in the coming years, the CHT will likely grow by approximately half that rate. As a result, the share of provincial–territorial health spending supported by the federal government has fallen to just over 22 per cent. Without action, it is projected to decline to 16 per cent by 2040.

Ontario’s Economic and Fiscal Outlook in Brief

•  Premiers from all provinces and territories have called on the federal government to commit to a long-term funding partnership for health care through a significant increase to the CHT to cover at least 35 per cent of provincial–territorial health spending, maintained over time with an appropriate increase to the annual escalator. If implemented immediately, achieving the 35 per cent goal would represent a $9 billion increase for the Province in 2020–21. Going forward, this renewed partnership would mean additional revenue for Ontario of over $10 billion in 2021–22, and over $11 billion in 2022–23. See Chapter 1, Section A: Protect — Urgent COVID-19 Response for more details.

Investing in Infrastructure, including Broadband

•  Ontario, along with all provinces and territories, is calling on the federal government to reduce delays in federal approvals for current infrastructure projects and step up with an additional $10 billion per year over 10 years for shovel-ready projects. The Province is seeking at least 40 per cent of total costs for the nationally significant $28.5 billion subway plan for the Greater Toronto Area. Additionally, Ontario is actively pursuing federal funding for broadband to support specific projects and regional development opportunities and advocating to accelerate the building of essential broadband infrastructure. The Province believes that much more needs to be done by all partners to ensure success. Supporting these projects will accelerate economic recovery by creating more jobs, providing more opportunities for local businesses, and improving the quality of life in these communities. See Chapter 1, Section C: Recover — Creating the Conditions for Growth for more details.

Improving Flexibility of Labour Market Programs for the People of Ontario

•  The Province welcomes the federal government’s recent announcement to provide time-limited additional funding under the Canada-Ontario Workforce Development Agreement. However, more needs to be done to improve the flexibility of the labour market transfer agreements, along with increased longer-term funding, beyond 2020–21. These changes would help workers across the province find and keep new employment in the post-pandemic labour market, and will be critical to support Ontario’s economic restart and longer-term recovery. See Chapter 1, Section C: Recover — Creating the Conditions for Growth for more details.

Calling for a Modern Fiscal Stabilization Program

•  Improvements to the Fiscal Stabilization Program are needed to assist provinces facing significant annual declines in revenues due to extraordinary economic circumstances, as well as to make it more responsive to provincial needs. All provinces and territories have called on the federal government to address these issues by modernizing the program, particularly by eliminating the $60 per capita limit. These changes should be implemented retroactively to include both the 2015 downturn and the current economic crisis. If the federal government were to implement these changes, Ontario could receive a payment of over $9 billion for the 2020–21 fiscal year.

Ontario’s Economic and Fiscal Outlook in Brief

Chapter 1

Ontario's Action Plan: Protect, Support, Recover

Chapter 1 Ontario’s Action Plan: Protect, Support, Recover

Section A: Protect – Urgent COVID-19 Response

Section A:Protect — Urgent COVID-19 Response

Introduction

Above all else, COVID-19 is a health crisis. As Premier Ford has promised, the government will do whatever it takes to protect the people of Ontario from this deadly virus.

To support this commitment, in March Ontario’s Action Plan: Responding to COVID-19 quickly made $3.3 billion available in additional resources to ensure our health care heroes had what they needed to protect the people of Ontario in the face of the pandemic. This flexibility was key to the government’s strategy. Being nimble and responsive as the crisis unfolded proved to be a critical advantage that helped control the spread of the virus and ultimately saved lives.

“Our government has been working through the summer to develop a plan for this exact moment. It’s the most robust and extensive plan anywhere in the entire country. This is a plan informed by the best medical advice and science, informed by Ontario’s Chief Medical Officer of Health. I want everyone to know we have every single measure in place. We’re taking every step. We’re sparing no expense to protect the health and safety of everyone.”

Honourable Doug Ford

Premier of Ontario

This funding allowed the Province to respond in a meaningful and robust way, which included supporting 141 hospital and health care facilities, and operating 162 assessment centres. From the onset of the COVID-19 pandemic, the Province has taken action to ramp up testing to enhance and expand efforts to test, trace and isolate new cases of COVID-19. Since March 2020, the government has increased testing capacity more than tenfold, with 4.75 million tests conducted as of mid-October. Ontario continues to lead the country in both the number of tests completed and daily testing capacity.

An additional $100 million was also provided to public health units and $170 million for community capacity, home care and Telehealth Ontario to help the sectors respond to the first wave of COVID-19. The government also purchased nearly $1.1 billion in personal protective equipment (PPE) and other critical supplies to protect our health care workers, patients, and people across the province.

With this investment, Ontario successfully navigated the first wave of the pandemic. But as we are also seeing in other jurisdictions around the world, Ontario is now dealing with a second wave of COVID-19. And despite our collective efforts to avert it, the reality is that we must be prepared for future waves for the foreseeable future.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Building on the $7.7 billion in investments announced in the 2020–21 First Quarter Finances as part of the updated Ontario’s Action Plan: Responding to COVID-19, Ontario has put forward a robust plan to protect people in the second wave and beyond. This Budget confirms total 2020–21 investments of $8.3 billion, $600 million more than reported in the 2020–21 First Quarter Finances. This will ensure that the necessary health resources are in place to protect people across the province. There is $1.2 billion remaining in dedicated health contingencies this year to maintain the flexibility that is essential to respond to emerging health needs.

The 2020–21 spending includes $2.8 billion to support the Province’s Fall Preparedness Plan for Health, Long-Term Care and Education (Fall Preparedness Plan), which includes additional funding to support hospital beds, address the surgical backlog and purchase additional influenza vaccines. The Province is investing $1.4 billion to expand COVID-19 testing and ramp up case and contact management, while supporting COVID-19 testing at pharmacies and in communities. Ontario has invested $351 million to create over 2,250 hospital beds to give the system capacity to address COVID-19 surges in this second wave.

An additional $4 billion in 2021–22 and $2 billion in 2022–23 is being provided in flexible funding to help the health sector address its changing needs as part of the response to COVID-19.

With the ongoing spread of COVID-19, the continued threat to our loved ones in long-term care looms large over everyone in the province. To protect loved ones in long-term care from a second wave, and to address long standing issues in the system, Ontario is providing over half a billion dollars to enable necessary renovations and measures to improve infection prevention and control, allow for the purchase of more personal protective equipment (PPE), and to build a strong health care workforce.

The government is committed to improving the delivery of long-term care services. This is why the Province will protect residents of long-term homes by increasing average daily direct care per resident to four hours a day over a four-year period. This will help ensure resident care needs are being met and that residents have a higher quality of life.

These significant resources, along with public health measures implemented based on expert advice, helped Ontario emerge from the first wave. They will be just as essential moving forward. But ultimately, it will be the Ontario Spirit — which includes the hard work and sacrifice of our health care professionals, not to mention the responsible, respectful behaviour of our citizens — that will help defeat COVID-19 once and for all.

Section A: Protect – Urgent COVID-19 Response

Highlights of the $7.5 billion in new funding include:

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Increasing average daily direct care from a nurse or personal support worker (PSW) per long-term care resident to four hours a day over a four-year period, making Ontario the leader among Canadian provinces in protecting our seniors;

☑	Making available $4 billion in 2021–22 and a further $2 billion in 2022–23 in dedicated support to protect people’s health and to support the fight against the COVID-19 pandemic; and

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Opening the new Cortellucci Vaughan Hospital site with a new emergency room, state-of-the-art diagnostic imaging and operating rooms. This is the first newly built hospital to open in Ontario in 30 years that adds net new capacity to the system.

These investments build on supports announced as part of the first phases of Ontario’s response to COVID-19, including:

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Investing $2.8 billion in a Fall Preparedness Plan to support response efforts to the second wave of COVID-19. Key investments include over $1.4 billion to continue to ramp up COVID-19 testing, case and contact management, $351 million to support 2,250 hospital beds, $284 million to address the surgical backlog and $70 million to purchase influenza vaccines;

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Investing $1.75 billion to increase long-term care capacity and access for residents by building 30,000 long-term care beds. The government is also introducing a new and innovative Accelerated Build Pilot Program that will enable the faster construction of four new long-term care homes and add up to 1,280 beds to the sector, with a targeted completion of early 2022;

☑	Investing an additional $572 million in hospitals for costs incurred during the pandemic;

☑	Providing $270 million for public health, home and community care supports and virtual care and Telehealth initiatives;

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Providing over $1.5 billion for pandemic pay — a temporary pay increase of $4 per hour for more than 375,000 frontline workers for work performed from April 24 to August 13, 2020 — in partnership with the federal government;

☑	Purchasing nearly $1.1 billion in personal protective equipment (PPE) and other critical supplies to protect our health care workers, patients and people across the province;

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Launching a recruitment campaign to hire 98 more occupational health and safety inspectors, so that Ontario will have more active inspectors than at any time in its history. Since March 11, over 20,000 field visits were conducted by ministry inspectors;

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

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Providing $461 million in temporary wage increases, effective October 1, 2020, for over 147,000 personal support workers (PSWs) and direct support workers who deliver publicly funded personal support services, helping the province attract and retain the workforce needed to care for patients, clients and residents in response to the COVID-19 pandemic; and

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Building on the $3.8 billion investment over 10 years for the Mental Health and Addictions (MHA) Roadmap to Wellness, the government is providing additional funding to help expand access for critical mental health and addictions support and reduce wait times for critical services. This includes $176 million in 2020–21, for important initiatives such as expanded community supports in both French and English as well as investing $19.25 million for mental health supports for postsecondary students.

Section A: Protect – Urgent COVID-19 Response

Ontario’s Immediate COVID-19 Health Response

The government responded quickly to respond to the COVID-19 outbreak, with Ontario’s Action Plan: Responding to COVID-19, including an immediate investment of $3.3 billion to protect people and equip Ontario’s health care professionals with the resources they need. The Action Plan also provided a dedicated $1.0 billion health sector contingency fund for any emerging needs to support the Province’s timely response to the pandemic.

Highlights of the government’s actions to maintain public health measures include:

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Established comprehensive testing across the province through a provincial lab network, assessment centres and mobile testing. Testing capacity increased more than tenfold, with 4.75 million tests conducted as of mid-October;

•	Provided hundreds of additional contact tracers to support public health units in contact tracing through an agreement with the federal government;

•	Launched COVID Alert, the country’s made-in-Ontario exposure notification app; and

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Launched a robust public awareness campaign to educate the public on how to keep themselves and their families safe, promoting compliance with public health measures (e.g., physical distancing, widespread use of face coverings).

Highlights of the government’s actions to quickly identify, manage and prevent outbreaks:

•	Developed a COVID-19 surveillance strategy to monitor the disease and detect cases and outbreaks in a timely manner, including in priority settings such as long-term care homes;

•	Launched a new case and contact management system, customized for Ontario, to improve data quality and timeliness — implemented across 31 of 34 health units;

•	Established a Rapid Response Table comprised of public health experts, to help address outbreaks and support public health units in outbreak planning and response;

•	Established regional integrated planning and refinement of outbreak protocols;

•	Supported deployment of hospital and other partner infection prevention and control (IPAC) resources to support long-term care homes;

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Continued implementation of the COVID-19 Action Plan for Vulnerable People to better protect those living in high risk congregate care settings including homes serving those with developmental disabilities, shelters for survivors of gender-based violence and human trafficking, and children’s residential settings; and

•	Piloted a project by Toronto Public Health for people who cannot self-isolate in their family homes.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Highlights of the government’s actions to prepare for surges in COVID-19 cases:

•	Provided virtual nursing and rehab home care services for patients, with over 240,000 visits since the COVID-19 outbreak began;

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Supported more than 39,000 people in accessing virtual mental health supports available provincially through the government’s investment of $26.75 million in emergency mental health and addictions funding;

•	Expanded integrated models of care to support patients transitioning from hospital to home or the community, with over 20,000 patients being served in 2020–21;

•	Provided virtual check-ins through community-based service providers for vulnerable home care clients — many of them seniors — who have been housebound during the pandemic; and

•	At the height of the first wave, added 1,035 acute care beds and 1,492 critical care beds and took steps to ensure hospitals have the staff available to care for a sudden surge in patients.

Highlights of the government’s actions to expand digital health and virtual services:

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Ensured the continuity of patient care with enhanced access to virtual care — done through the creation of temporary fee schedule codes that insured physician phone and video patient visits under OHIP and fee codes for virtual care visits; and

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Took a digital first approach to modernizing the health care system, including investments to enable more physicians to conduct virtual care visits with their patients using digital channels. This also includes providing new and improved digital health solutions to frontline care personnel, so that they can rapidly and securely access a patient’s health records.

Highlights of the government’s actions to recruit, retain, train and support health care workers, families and caregivers:

•	Implemented a health workforce matching portal that made over 1,100 matches for over 1,000 employers across the health system, including 650 matches for long-term care homes; and

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Supported stability in key sectors and recognized the efforts of eligible frontline workers during the pandemic by providing a temporary pandemic pay increase of $4 per hour for work performed from April 24, 2020 to August 13, 2020.

These measures helped protect the health of the people of Ontario and reduced the spread of COVID-19. Throughout the pandemic, the government has continued to work with Ontario Health, Public Health Units, the hospital sector, and other levels of government to respond to outbreaks and prepare for future waves.

Section A: Protect – Urgent COVID-19 Response

Supporting Ontario’s Hospitals

Hospitals continue to play a critical role in Ontario’s Action Plan: Responding to COVID-19. In addition to the initial investment of $3.3 billion for the health sector’s immediate response to COVID-19, the government will support hospitals with an additional $572 million for costs incurred during the pandemic.

In 2020–21, total investments in the hospital sector are $2.5 billion above the level of investment in the previous year — primarily to address the unprecedented costs of responding to the COVID-19 pandemic.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Protecting People’s Health during the Second Wave

The government is responding to future waves of COVID-19 by investing additional funding in the health care sector, including $2.8 billion to support the province in its second COVID-19 wave. The government’s Fall Preparedness Plan for Health, Long-Term Care and Education (Fall Preparedness Plan) is built on six pillars:

Section A: Protect – Urgent COVID-19 Response

1.	Maintaining Strong Public Health Measures, including Continued Expansion of Testing and Case and Contact Management

Testing, tracing and isolating COVID-19 cases remains an effective measure to identify and contain the pandemic and is a key pillar in the government’s Fall Preparedness Plan. This is why the government is investing $1.4 billion to expand COVID-19 testing and ramp up case and contact management.

This will support the operation of assessment centres across Ontario, ensuring these centres have adequate staffing and supplies. Assessment centres and mobile testing have played a critical role in helping identify new COVID-19 cases during the initial wave of the pandemic. This additional funding will support assessment centres that will evaluate individuals who are experiencing COVID-19 symptoms, vulnerable populations, and those who have had known contact with a confirmed case. Pharmacy testing has been introduced for asymptomatic individuals, which will increase overall provincial testing capacity.

From the onset of the COVID-19 pandemic, the Province has taken action to ramp up testing to enhance and expand efforts to test, trace and isolate new cases of COVID-19. Since March 2020, the government has increased testing capacity more than tenfold, with 4.75 million tests conducted as of mid-October. Ontario continues to lead the country in both the number of tests completed and daily testing capacity.

Calling for Rapid Testing

As part of efforts to identify and contain COVID-19, the government continues to champion timely federal approvals of new testing technologies. Ontario is committed to deploying new rapid testing options to quickly isolate cases of COVID-19 and stop the spread. These tests include the recent Health Canada approved point-of-care polymerase chain reaction (PCR) tests and antigen tests, which will support Ontario’s robust provincial lab network. With these new tools on hand, Ontario will continue to be a leader in testing volumes throughout North America.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

2.	Implementing the Largest Flu Immunization Campaign in Ontario’s History

The second wave of COVID-19 is overlapping with Ontario’s influenza season. The Province has committed to spending $70 million to purchase 5.1 million doses of the influenza vaccine. This represents the largest flu vaccine campaign in Ontario’s history and is one of the pillars of the government’s Fall Preparedness Plan. More high-dose vaccines have also been purchased to protect the most vulnerable. The Province is prioritizing early distribution of the flu vaccine for vulnerable populations in long-term care homes, hospitals and retirement homes. In addition, the Province is making it easier for seniors to receive increased orders of high-dose flu vaccines by making them available at participating pharmacies, as well as primary care providers and public health units.

The influenza vaccine will help protect the people of Ontario and reduce the number of visits to emergency departments, doctor’s offices and hospitalization, which will help maintain capacity in the health care system.

3.	Identifying, Managing and Preventing COVID-19 Outbreaks

Quickly identifying, managing and preventing outbreaks is one of the key pillars to the government’s Fall Preparedness Plan. Quick and effective management of outbreaks remains an integral tool in stopping the spread of COVID-19. This is in addition to the government’s COVID-19 Action Plan: Protecting Vulnerable Ontarians and COVID-19 Action Plan: Long-Term Care Homes.

Strengthening Infection Prevention and Control Expertise

The first wave of the pandemic saw COVID-19 outbreaks in hospitals, long-term care homes, retirement homes and other congregate care settings, demonstrating the need for strong infection prevention and control (IPAC) practices and policies. That is why the government has made significant investments to increase capacity in IPAC. This is part of the Province’s coordinated approach to managing COVID-19 in congregate settings to ensure there are sufficient resources in place to better prepare for and avoid outbreaks in future waves of the pandemic.

Section A: Protect – Urgent COVID-19 Response

Infection prevention and control remain priorities as outbreaks need to be quickly identified and contained. Hospitals and other IPAC professionals continue to support long-term care homes by providing infection prevention and control expertise. This is why the government is investing a total of $60 million to support IPAC measures in the health sector. The government has announced the appointment of Dr. Dirk Huyer as the Coordinator of Provincial Outbreak Response to work collaboratively with all ministries, the Chief Medical Officer of Health and public health units to prevent, minimize and manage outbreaks including those in schools, long-term care homes, retirement homes, child care centres, farms and hospitals.

Local networks of IPAC expertise are being developed from across the health system to enhance IPAC practices in community based, congregate living settings. These settings include long-term care homes, retirement homes, residential settings for adults and children, shelters and supportive housing.

Through a new, provincewide network, congregate living settings will be able to quickly access IPAC expertise, collaborative assistance and advice, guidance and direct support on IPAC practices for both prevention and response.

Keeping Seniors Safe in Retirement Homes

The residents of retirement homes must be kept safe as seniors are the most vulnerable to the severe effects of COVID-19. During the first wave, active screening measures were put in place to ensure staff and visitors are not ill when entering retirement homes. Homes have also increased infection control measures with additional cleaning staff, supplies and PPE. To continue to protect the residents of retirement homes, the government is investing an additional $10.9 million to ensure they have access to PPE and critical supplies to protect residents and staff. This investment is in addition to the $20 million already provided to the sector.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

4.	Accelerating Efforts to Reduce Surgical Backlogs

As the pandemic was emerging, hospitals were directed by Ontario’s Chief Medical Officer of Health to stop or reduce scheduled surgeries and procedures to minimal levels. This ensured hospitals had the capacity to treat patients and to help reduce the spread of the virus, but this created a backlog of over 180,000 surgeries and 380,000 diagnostic imaging scans. On May 26, 2020, hospitals were allowed to gradually restart all deferred scheduled surgeries.

The Province is investing $283.7 million to address this backlog while ensuring hospitals have the capacity to manage COVID-19 and the influenza season. The Province’s investment will enable hospitals and

Independent Health Facilities to address wait times by performing over 60,000 surgeries including cancer, cardiac, orthopedics and cataract surgery.

5.	Preparing for Surges in COVID-19 Cases

The government has made additional changes to reduce pressure on hospitals to ensure the broader health care system can respond to surges in COVID-19 cases and the influenza season by expanding access to home and community care services. This includes freeing up hospital beds by providing up to 850 alternate level of care (ALC) patients with home and community care. These patients will receive, on average, seven to nine hours of personal support services and one-and-a-half to two hours of nursing care per patient per day in a home or community setting.

The government is also expanding existing community paramedicine programs or creating new ones to support ALC and complex patients in the home and community setting. The expanded programs will provide some patients who are waiting for a long-term care bed with additional support and care provided by paramedics.

Expanded community paramedicine will support the government’s strategy to free up beds and will allow hospitals to treat more severe COVID-19 patients. This will also help alleviate pressures on long-term care homes as beds are being reduced as multi-bed rooms are being eliminated to control the spread of COVID-19.

Section A: Protect – Urgent COVID-19 Response

Ensuring Hospitals have Bed and Staff Capacity for a Second Wave

The Ontario government is proceeding with its $2.8 billion COVID-19 Fall Preparedness Plan by investing $116.5 million to add up to 766 additional beds in hospitals and alternate health facilities across the province. Making more beds available will help reduce surgical backlogs and improve access to care during COVID-19.

This is in addition to the 139 critical care beds and 1,349 hospital beds already announced as part of the Fall Preparedness Plan, bringing the total new beds to more than 2,250 in hospitals and alternate health facilities across the province.

Beds are being added across the province to help address the surgical backlog and ensure hospitals have enough beds to treat severe COVID-19 patients, particularly in COVID-19 hot spots. Beds are also being added to transition alternate level of care patients from the hospital to transitional health care settings, which will help alleviate the capacity pressure in hospitals. That is why the government is investing $351 million to add more than 2,250 beds across the province in response to the COVID-19 outbreak.

6.	Recruiting, Retaining, Training and Supporting Health Care Workers

As part of the Province’s COVID-19 Fall Preparedness Plan for Health, Long-Term Care and Education, in preparing for future waves of COVID-19, the Province is investing $52.5 million to recruit, retain and support over 3,700 more frontline health care workers such as nurses and personal support workers (PSWs). This investment aims to ensure Ontario’s health care system can meet any surge in demand, while continuing to provide safe and high-quality care for patients and long-term care residents.

Supporting Workplace Stability with Temporary COVID-19 Pandemic Pay

The government supported stability in key sectors and recognized the efforts of eligible frontline workers during the pandemic by providing a temporary pandemic pay increase of $4 per hour for work performed from April 24, 2020 to August 13, 2020. Eligible workers who worked at least 100 hours in a designated four-week period were also eligible for a lump sum payment of $250 for that period. In Ontario, eligible employees who worked an average of 40 hours per week received about $3,500 in additional compensation.

More than 375,000 workers in health, long-term care, retirement homes, social services and corrections were eligible for temporary pandemic pay. Together with the federal government, Ontario made over $1.5 billion available for temporary COVID-19 pandemic pay.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Protecting Frontline Health Care Workers

Since the start of the COVID-19 outbreak, there has been an urgent need to procure personal protective equipment (PPE) and critical supplies to protect health care workers, patients and frontline staff in other sectors.

That is why the government has spent nearly $1.1 billion to ensure PPE and critical supplies are in the hands of Ontario’s health care professionals and other frontline workers. This investment has purchased nearly 300 million masks, 900 million gloves, 50 million gowns and over 6 million face shields.

Steps have also been taken to ensure the government can respond to increasing demands for these essential supplies. At the onset of the pandemic, the government took immediate steps to centralize procurement to ensure necessary access to PPE and critical supplies. This included developing robust modelling efforts and forecasting capacity to identify supply needs. Modelling efforts are also being used to inform how to best allocate and distribute the PPE across the province, including future decisions to purchase additional supplies.

With heightened global competition for critical supplies, the Province also invested in Ontario companies to begin domestic production.

Securing the Domestic Supply of N95 Respirators

In August, the government of Ontario and the Government of Canada reached a five-year agreement with 3M Canada for the provision of 50 million N95 respirators and key components annually beginning in early 2021. Both levels of government are investing $23.33 million to support 3M’s capital investment of $70 million to expand its Brockville, Ontario manufacturing facility to produce enough respirators to meet the private sector, provincial and Canadian market demand throughout the pandemic and beyond. In addition to meeting the current demand for respirators from frontline health care workers, the 3M project is expected to create 30 jobs in Brockville.

The government is also helping businesses retool their operations in order to manufacture or ramp-up production of other essential medical supplies and equipment through the $50 million Ontario Together Fund. See Chapter 1, Section B: Support — Support for People and Jobs for more details.

Section A: Protect – Urgent COVID-19 Response

Protecting Our Loved Ones in Long-Term Care Homes

There have been long-standing challenges in the long-term care system resulting from the inaction by successive governments. Rising complexity of care, staffing shortages and high daily care needs of residents are some of the key challenges faced by the long-term care sector. In addition, there were only 611 long-term care beds built across the province between 2011 and 2018, less than one bed per home. This lack of development has resulted in more than 38,000 people on the waitlist to access a long-term care bed.

The government is addressing these challenges to ensure the long-term care system is safe and responsive to the needs of the people of Ontario. For example, the government is developing a comprehensive staffing strategy based on advice of an external Long-Term Care Staffing Study Advisory Group, improving resident safety by implementing the recommendations of the Public Inquiry into Long-Term Care Homes and accelerating the construction of urgently needed long-term care beds through a modernized funding model.

The COVID-19 outbreak was unprecedented and further heightened the systemic challenges already existing across the long-term care sector. Action was long overdue, and the government took immediate steps to keep the people of Ontario safe. Through the COVID-19 Action Plan for Protecting Long-Term Care Homes, the Province used every tool available to respond to the COVID-19 outbreak, such as providing emergency funding, staffing support and expanded testing, along with direction and guidance on outbreak management and infection prevention and control.

Supporting a Timely Response to the COVID-19 Outbreak

The government is working to ensure that loved ones in long-term care are protected as COVID-19 continues to unfold. In addition to the $243 million in support immediately provided to long-term care homes in March for emergency capacity and virus containment measures, the government is providing close to an additional $540 million in new funding to protect residents, caregivers and staff in long-term care homes from future surges of COVID-19, for a total of $783 million. This includes:

•	$405 million to help homes continue prevention and containment of COVID-19 including enhanced screening, staffing supports and purchasing additional supplies and PPE;

•	$61.4 million for minor capital repairs and renovations in homes to improve infection prevention and control;

•	$40 million to help stabilize the homes as they transition to lower occupancy rooms, to stop admissions of third and fourth residents to larger rooms;

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

•	$30 million to allow long-term care homes to hire more infection prevention and control staff and train new and existing staff; and

•	$2.8 million to extend the High Wage Transition Fund to ensure that gaps in long-term care staffing can continue to be addressed during COVID-19.

The Long-Term Care COVID-19 Commission

In July 2020, the government launched an independent Long-Term Care COVID-19 Commission. This independent commission will investigate how COVID-19 spread within long-term care homes; how residents, staff and families were impacted; and the adequacy of measures taken by the Province and other parties to prevent, isolate and contain the virus. The commission will also provide the government with guidance on how to better protect long-term care home residents and staff from any future outbreaks.

Three commissioners have been appointed for the expertise and experience they bring to addressing the commission’s mandate:

•	Associate Chief Justice Frank N. Marrocco (Chair) — appointed to the Superior Court of Justice in 2005;

•	Angela Coke — served as a former senior executive of the Ontario Public Service for more than 27 years; and

•	Dr. Jack Kitts — served as President and CEO of The Ottawa Hospital from February 2002 to June 2020.

On October 23, 2020, the independent commission released early recommendations that included a recommendation to ensure residents are provided with a minimum daily average of four hours of direct care. While the independent commission completes their work, the government is not waiting to act.

Section A: Protect – Urgent COVID-19 Response

Long-Term Care Staffing Strategy — Increasing Hours of Care

While the challenges are longstanding and complex, the government is acting now to improve the quality of care for our loved ones in long-term care. This includes a commitment to addressing these challenges, including chronically overworked staff, a lack of full-time jobs, and poor perception of long-term care homes as a career destination. These challenges came into sharp focus during the first wave of COVID-19.

The government is committed to protecting the most vulnerable people of Ontario and plans to increase average daily direct care per resident to four hours a day, making Ontario the first in Canada to commit to this level of care. This action will help ensure resident care needs are being better met and that residents have a higher quality of life. While it will take four years to fully implement this transformative change, the government recognizes the urgency of improving resident care quickly. The increases will be phased in over time.

The Province’s ambitious plan will require significant changes in the long-term care sector and the government is committed to working with its partners throughout its implementation over the next four years. The complexity and breadth of partnerships that will be required is extensive and requires collaboration with labour partners, care providers and training providers. While work is already underway, this new plan will require significant planning and coordination given the scope of unprecedented change that it will represent when it comes to resident care. For example, tens of thousands of new staff will need to be trained and recruited.

To provide residents with more direct care, there needs to be a sufficient pool of personal support workers (PSWs), registered practical nurses and registered nurses, to fill tens of thousands of new positions. The government is moving quickly to create new, accelerated and expanded qualification pathways to increase the supply of qualified health professionals. This includes accelerating the qualification of foreign-trained professionals and creating career advancement opportunities. This commitment is aligned with urgent recommendations from the Long-Term Care COVID-19 Commission, which issued a report on October 23, 2020.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting the Long-Term Care Workforce

The government is continuing to work with partners in the long-term care sector to ensure that Ontario has the high-quality health care workforce it needs. On July 30, 2020, the government released the Long-Term Care Staffing Study report that will aid in the development of a comprehensive staffing strategy to be released later this year. The study was informed by an external Long-Term Care Staffing Study Advisory Group, composed of resident and family advocates, operators, academics and other industry thought leaders. This group provided the government with advice on staffing in the long-term care sector and will support Ontario’s broader modernization plan to build a safer and stronger long-term care system for families and loved ones.

Investing in Personal Support Workers

Personal support workers (PSWs) play an integral role in the delivery of health care and social services. They provide a wide range of personal support services, such as bathing and general caregiving in hospitals, homes and community care and in long-term care. In the social services sector, these workers support individuals of all ages in residential settings and day programs.

The first wave of the pandemic exacerbated existing staffing challenges in both the health and social services sector, including shortages of PSWs. These important workers were supported with pandemic pay during the first wave of COVID-19.

The government will continue to stand behind PSWs and direct support workers on the front lines of protecting the most vulnerable by providing $461 million in temporary wage increases for over 147,000 workers who deliver publicly funded personal support services. This investment will help the province attract and retain the workforce needed to care for patients, clients and residents in response to the COVID-19 pandemic.

The Province is providing a temporary wage increase effective October 1, 2020 to over 147,000 workers who deliver publicly funded personal support services:

•	$3 per hour for approximately 38,000 eligible workers in home and community care;

•	$3 per hour for approximately 50,000 eligible workers in long-term care;

•	$2 per hour for approximately 12,300 eligible workers in public hospitals; and

•

$3 per hour for approximately 47,000 eligible workers in the children’s and social services sector to ensure that vulnerable individuals continue to receive personal care and supports for daily living from direct support workers.

The temporary wage enhancement will be reviewed on a regular basis and could extend through March 31, 2021, in connection with regulations made under the Reopening Ontario (A Flexible Response to COVID-19) Act, 2020.

Section A: Protect – Urgent COVID-19 Response

Accelerating Bed Development and Increasing Sector Capacity

Having a long-term care bed available, when it is needed, is a key component in Ontario’s strategy to make the health care system more efficient. With more than 38,000 people waiting to get into a long-term care home, relief is needed for those waiting to access a long-term care home and for long-term care operators who are facing significant barriers to building much needed beds. As a result, the government is accelerating the development of new and upgraded beds across Ontario.

Accelerating the Development of New and Upgraded Beds

The government remains committed to investing $1.75 billion to increase long-term care capacity and access for residents by building 30,000 long-term care beds, which will include air conditioning for any new and redeveloped homes.

To accelerate the construction of urgently needed long-term care projects, the Province has introduced a modernized funding model that will ensure timely bed availability that is responsive to the needs of the people of Ontario. The new funding model will help speed up construction by making needed changes to the Construction Funding Subsidy (CFS) and introducing a new upfront capital investment (see Table 1.1) recognizing the unique regional challenges faced by long-term care operators across the province.

Table 1.1

Summary of Incremental Increases to the Construction Funding Subsidy and New Upfront Capital Investments

Market Segment	Incremental Increase to CFS*	Per Cent of Upfront Capital
Large urban	$5.75	17%
Urban	$2.50	17%
Mid-sized	$2.50	10%
Rural	$2.75	12%

*Numbers listed above are incremental increases to the Construction Funding Subsidy (CFS) base of $18.03 per bed per day, and before any adjustments for home size and the ratio of basic to preferred accommodations. The development grant ranges from 10 per cent to 17 per cent of total eligible project costs, based on the market segment of where the project is constructed, up to the applicable maximum grant amount.

Source: Ontario Ministry of Long-Term Care.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Fast-Tracking the Building of New Long-Term Care Homes

On July 21, 2020, the government announced a new and innovative Accelerated Build Pilot Program that will enable the accelerated construction of four new long-term care homes in the Greater Toronto Area (GTA). This pilot is part of Ontario’s plan to create bed capacity faster than the traditional timeline for long-term care development. Partnering with Trillium Health Partners, Lakeridge Health and Humber River Hospital, in Mississauga, Ajax and Toronto, respectively, the pilot program will create new long-term care beds, which include features such as air conditioning and private or semi-private rooms. These innovative projects will leverage the use of hospital lands and a range of accelerating measures, such as modular construction and rapid procurement, to add up to 1,280 beds to the sector, with a targeted completion of early 2022.

Section A: Protect – Urgent COVID-19 Response

Piloting Community Paramedicine for Long-Term Care

The Province is collaborating with health system partners to provide innovative resident-centred care to support those on the long-term care waitlist. Individuals who need long-term care services report they prefer to remain in their own homes for as long as possible. The government is listening by launching a Community Paramedicine for Long-Term Care program to help seniors remain stable in their own homes while also providing peace-of-mind for caregivers. This new program will provide individuals eligible for long-term care with 24/7 access to non-emergency support, through home visits and remote monitoring. The program will also leverage a model of community-based health care that allows paramedics to use their training and expertise to help seniors and their caregivers feel safe and supported in their own communities and potentially delay the need for a traditional long-term care bed.

The program will be immediately piloted in Renfrew County, York Region, the City of Ottawa, Cochrane District and Brant County while provincewide implementation continues to be explored.

Committing to Continuous Improvement

The Ontario government is committed to ensuring the long-term care system is safe, responsive and is delivering on the high-quality care that Ontario’s most vulnerable residents deserve by following expert advice and recommendations.

The Province is supporting safe and quality care across all long-term care homes by addressing recommendations made in the Public Inquiry into the Safety and Security of Residents in the Long-Term Care Homes System report. To date, more than 80 per cent of the recommendations are complete or underway.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting People Suffering from Mental Health and Addictions Challenges

COVID-19 has had significant impact on mental health and addictions (MHA) across the province. There has also been a disproportionate impact on individuals with existing mental health and addictions challenges. During the first wave of the COVID-19 outbreak, the government invested $26.75 million to support a range of virtual and local MHA supports.

The government is also providing the people of Ontario with additional MHA services including:

•  Additional community supports in both English and French, with a focus on stabilizing and enhancing mental health and addictions service delivery, and mobile crisis teams and safe beds for those experiencing a mental health crisis;

The Province is making a $3.8 billion investment over 10 years for its Mental Health and Addictions (MHA) Roadmap to Wellness. This includes $176 million in 2020–21 to help expand access for critical mental health and addictions support and reduce wait times for critical services.

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More core children and youth mental health services, including walk-in clinics, counseling and therapy, day treatment and live-in treatment supports, focused on helping children in school, keeping children out of child welfare and supporting those in need of intensive services;

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A range of provincially available virtual supports including internet-based cognitive behavioural therapy, virtual addiction services, Kids Help Phone and continuation of supports for frontline COVID-19 health care workers;

•	Additional Indigenous supports;

•	More critical rent supplements to support emergency short-term rentals during the second wave of COVID-19;

•	Additional support for interprofessional primary care teams; and

•	A range of supports to seniors, those with disabilities, first responders (e.g., fire, police and paramedics) and vulnerable populations.

Increasing Mental Health Funding for Postsecondary Students

The Province is investing $19.25 million into mental health supports for postsecondary students in 2020–21, an increase of $3.25 million over last year. This funding will help students by strengthening community partnerships and increasing the number of mental health workers and programs at colleges, universities and Indigenous Institutes.

Section A: Protect – Urgent COVID-19 Response

Continuing the Commitment to a Strong Health Care System

While the current priority is responding to the COVID-19 pandemic, the government is steadfast in its commitment to continue to build a strong health care sector that meets the needs of the people of Ontario now and in the future.

Investing in Ontario’s Hospitals

Even before COVID-19, the hospital system faced challenges such as use of unconventional beds, growing volumes, surgical and diagnostic waitlists and the need for capital improvements. That is why the government is investing $594 million in 2020–21 to provide the hospital sector with additional funding to address longstanding operational challenges.

The funding focuses on four key areas:

•	Stabilizing Funding: the government is annualizing the investment made in the 2019 Ontario Economic Outlook and Fiscal Review to help small and medium-sized and multi-site hospitals to:

•	Serve the people in Ontario living in rural and remote communities; and

•	Help stabilize and sustain core services and programs at these hospitals and reduce the need for patients to travel across the province, country or border to receive care.

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Increasing Hospital Capacity: additional funding will be provided to support hospitals with newly opened beds and facility expansions, including the Centre for Addiction and Mental Health (CAMH), Brockville General Hospital, South Bruce Grey Health Centre – Kincardine Site and Cambridge Memorial Hospital. Hospital capacity will be increased by investing in equipment, maintenance, utilities, facility costs and hiring new staff.

•  The government is also supporting innovative models of care such as Reactivation Care Centres, including in North York General Hospital, St. Joseph’s Hamilton, Southlake Regional Health Centre and Health Sciences North. These centres will help patients gain access to specialized care in the most appropriate setting,

Reactivation Care Centres provide temporary care, using a collaborative approach, to help patients who no longer need acute care services and are waiting for alternative care facilities, like long-term care homes.

ensuring hospital beds are available for those who need them.

Cortellucci Vaughan Hospital

The government will open the new Cortellucci Vaughan Hospital site with a new emergency room, state-of-the-art diagnostic imaging and operating rooms. This is the first newly built hospital to open in Ontario in 30 years that adds net new capacity to the system.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

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Addressing Increasing Need: additional investments to help hospitals across Ontario address key challenges, such as a growing population, increasing access to highly specialized and innovative treatments, and reducing the use of unconventional beds. Funding will also provide hospitals with stability as the health sector undergoes transformation. New funding will:

•  Provide additional across-the-board increases for all public hospitals, including small, medium, large community, teaching, specialty psychiatric and specialty children’s hospitals.

•  Managing Waitlists: funding to address increased demand for non-elective and elective treatments and procedures including cardiac, neuroservices and cancer care. Funding will help:

Additional funding in key provincial programs will add the following new service volumes: 180 additional neuroservice procedures, 3,413 additional cardiac procedures and over 6,000 additional procedures related to hip and knee replacements, cataracts, stroke, cancer and renal care. The government will also be screening 140,000 Ontario newborns for spinal muscular atrophy.

•	Maintain a high-quality health system and signal to stakeholders — including doctors, nurses and allied health professionals — that the province is a great place to practice; and

•	Address wait times by adding up to 17,000 new MRI operating hours.

Section A: Protect – Urgent COVID-19 Response

Building Infrastructure Capacity in Ontario Hospitals

Ontario is delivering on its commitment to address longstanding challenges in the hospital sector and respond to the COVID-19 outbreak by building a connected and sustainable health care system centred on the needs of patients. The government is creating much-needed capacity at a critical time by investing more than $18 billion in capital grants over 10 years to build new and expanded hospital infrastructure and address urgent upgrades, including repairs and maintenance to help modernize hospitals across the province.

Through the Health Infrastructure Renewal Fund, the government is investing $175 million this year to support 129 hospitals across the province. This investment prioritizes urgent upgrades, repairs and maintenance projects, such as replacing roofs and windows, fire alarms and backup generators. Approximately $50 million of this funding will focus on supporting hospitals in their ongoing facility maintenance including updating HVAC systems, as well as enhancing other infection prevention and control measures.

Building New Hospitals in Small Communities

The government continues to deliver on its commitment to expand hospital infrastructure with the opening of the new Groves Memorial Community Hospital, which will replace the aging site in Fergus with increased space for emergency, ambulatory, diagnostic and inpatient services for the growing community in Wellington County.

In addition, there are almost 70 major hospital projects across the province that are currently under construction or progressing through various stages of planning. These investments are part of the government’s long-term plan to increase access to reliable, quality care so that patients and families receive excellent care when and where they need it.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Section A: Protect – Urgent COVID-19 Response

Protecting Workplaces

Prioritizing workplace health and safety is important at any time, but even more so during the COVID-19 pandemic. Employers face the challenge of creating an environment that prevents the spread of COVID-19 and protects the health and safety of workers, supervisors and customers. Successfully overcoming this challenge will maintain business and consumer confidence and support economic recovery.

Hiring More Occupational Health and Safety Inspectors

Keeping Workplaces Safe
The Ministry of Labour, Training and Skills Development (MLTSD) has developed over 200 guidance resources for COVID-19 prevention in workplaces.
Over 20,000 field visits related to COVID-19 were conducted by MLTSD inspectors since March 11.
The number of occupational health and safety inspectors is expected to increase from 409 to 507 with the hiring of new inspectors.

The Province is hiring 98 new occupational health and safety inspectors to help ensure workplaces across Ontario are doing their part to prevent the spread of COVID-19. With these new hires, Ontario will have more active inspectors than at any time in its history.

Providing COVID-19 Workplace Safety Guidelines

To help employers develop safeguards that protect workers from COVID-19, the Ministry of Labour, Training and Skills Development (MLTSD) has published COVID-19 guidance resources for the workplace. The resources include sector-specific safety guidelines, videos, posters and a safety plan template that employers can adapt when creating COVID-19 measures that suit their circumstances.

Renewing the Provincial Occupational Health and Safety Strategy

The government is renewing Ontario’s occupational health and safety strategy for 2021 to 2026, to ensure that workplaces practice health and safety in their everyday work. The strategy will use the best evidence available to improve training, knowledge and practices, help workers and employers meet their responsibilities and make safety easier to achieve for small businesses. A key part of the strategy will be preventing workplace fatalities, injuries and illnesses including infectious diseases such as COVID-19.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Enhancing Infection Prevention and Control Capacity in the Social Services Sector

As Ontario continues to battle COVID-19, the government is investing $30 million over two years to help service providers in the social services sector continue infection prevention and control (IPAC) measures. This includes supports to group homes, violence against women shelters, children’s aid societies and other congregate care settings.

The investment will help ensure service delivery partners have sufficient supports and resources in place to help reduce the number and severity of COVID-19 outbreaks, resulting in better health outcomes for vulnerable populations. This includes resources at a community level to enhance knowledge and expertise regarding IPAC practices and assist with costs incurred by partners to meet IPAC protocols.

Building an Emergency Volunteer Unit

Throughout the COVID-19 pandemic, the Ontario Spirit has shined bright as people across the province have stepped up to help their friends, family and fellow neighbours. Whether it was donating supplies, retooling their operations or supporting frontline staff, the people of Ontario took immediate action and responded to the crisis with compassion and generosity.

To support these efforts in the next emergency, the government intends to develop a new organization to oversee a Provincial Emergency Volunteer Unit. This organization will develop and oversee a pool of volunteers who pre-register to help during an emergency. It will be tasked with recruiting volunteers from diverse backgrounds, including age, geography and skillset. The organization will primarily focus on large-scale emergencies such as natural disasters or health crises but will be tasked with investigating how it can support the broader volunteer sector and sustain the culture of volunteerism demonstrated by the Ontario Spirit this year.

The government will consult with the volunteer sector this winter and outline a plan to launch this organization in the spring Budget.

Section A: Protect – Urgent COVID-19 Response

Continuing to Ensure Necessary Resources are Available to Protect People during COVID-19

The Province continues to ensure that the necessary resources are available to protect people’s health and support the health care system. As a result, it has made substantial time-limited funding available for the Province’s health sector response that is dedicated to support the fight against the pandemic. In 2020–21 this dedicated support is projected to be $8.3 billion, with an additional $4 billion set aside in 2021–22, and a further $2 billion in 2022–23. With this $6 billion set aside, the government will continue to meet its commitment to ensure the health of the people of Ontario is protected.

Calling for Greater Federal Investments in Health Care

For many years, all provinces and territories have highlighted the need for sustainable and long-term health funding from the federal government. Ontario has worked together in partnership with the federal government and governments across Canada to respond to the current public health crisis. COVID-19 has underscored the need for a renewed and long-term federal funding partnership with the provinces and territories. The historical funding partnership between the federal government and provinces and territories has weakened in recent years. In 2017–18, the rate of growth in the Canada Health Transfer (CHT) changed from six per cent to the rate of growth of nominal Gross Domestic Product (GDP), with a new floor of three per cent. As a result, the rate of growth in the CHT has not kept pace with the cost pressures facing provincial–territorial health systems. This change in the CHT growth rate has resulted in a cumulative shortfall of $9.3 billion nationally ($3.6 billion for Ontario) over four years, or $247 for each person in Ontario.

The original “Medicare bargain” of the 1960s was based on the principle of a 50/50 partnership. Since that time, as health systems and health funding have evolved, the share of provincial–territorial health spending supported by the federal government has fallen to just over 22 per cent. Without action, it is projected to decline to 16 per cent by 2040, as illustrated by the Council of the Federation.

In a letter to the Prime Minister, Premiers from all provinces and territories have called on the federal government to address the long-term sustainability of health care systems by rebalancing the health care funding arrangement and re-establishing a full funding partnership through a significant increase to the CHT to cover a fair share of at least 35 per cent of provincial–territorial health spending. This 35 per cent share will need to be maintained over time with an appropriate increase to the annual escalator.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

The Council of the Federation has stated that addressing this gap would represent an increase of $28 billion nationally over and above this year’s CHT. Going forward, this renewed partnership would mean additional revenue for Ontario of over $10 billion in 2021–22, and over $11 billion in 2022–23. If it is not addressed, the annual gap is expected to grow, until it reaches roughly $100 billion a year nationally by 2040, and $40 billion for Ontario.

Ontario stands ready to work with the federal government, and its provincial and territorial partners, to ensure a sustainable health care system for the long term, while protecting people during the second wave of COVID-19 and beyond.

Section B: Support — Support for People and Jobs

Section B: Support for People and Jobs

Introduction

COVID-19 has made day-to-day life more challenging for people and businesses in Ontario, as each and every one takes the difficult but necessary steps to help stop the spread of the virus. Since the pandemic reached the province, the government has been delivering supports for families, for workers and for businesses struggling through this difficult time.

To support this commitment, Ontario’s Action Plan: Responding to COVID-19, made available $11 billion in direct support for people and jobs and about $11.3 billion in cash flow support at a time when it made the biggest impact. Recognizing the need to remain responsive to a situation evolving at an unprecedented pace, the plan was nimble and focused on directing resources where they would make the

“Dealing with COVID-19 wasn’t a choice for any of us, but how we responded was. From the very beginning, we chose to do whatever was necessary to protect the people of Ontario from this pandemic and support them as they deal with the unprecedented impact on their lives.”

Rod Phillips

Minister of Finance

2020–21 First Quarter Finances

biggest difference, while maximizing the impact of federal government spending and programs.

The government is taking further action to support people and employers by putting in place $2.4 billion in additional supports. The plan will help those who need it the most navigate the second wave of COVID-19 and beyond.

Highlights of the Province’s support for people and jobs include:

•	Supporting students, parents and seniors;

•	Providing support for people to help navigate these challenging new circumstances;

•	Providing support for jobs; and

•	Supporting municipal partners.

People and employers in Ontario navigated the first wave of the pandemic, with the support of their governments. But as we learn more about the virus, it is clear that many in Ontario, through no fault of their own, will continue to face challenges as long as COVID-19 is here. This is why the government will continue to build on what was previously introduced while rolling out new supports to get through this difficult time.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Highlights of the $2.4 billion in new funding include:

☑

Providing $380 million to parents through another round of payments, following the $378 million of funding in March of $200 per child up to 12 years old and $250 per child and youth with special needs up to 21 years old, through the Support for Learners initiative. This will assist with added costs of COVID-19, such as technology for online learning. This means a family with three young children, one of whom has special needs, would receive $1,300 in 2020 to support costs related to educational supplies and technology.

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Proposing the new Seniors’ Home Safety Tax Credit for the 2021 taxation year — a 25 per cent credit on eligible renovations of up to $10,000 — to help seniors stay in their homes longer by making their homes safer and more accessible. Seniors would be eligible regardless of their incomes and whether they owe income tax for 2021. Family members who live with them and support them would also be eligible;

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Investing an additional $60 million over three years starting in 2020–21 in the Black Youth Action Plan, doubling its base funding to extend the current program and create a new economic empowerment stream that will support Black youth in achieving social and economic success;

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Investing $100 million over two years for the Community Building Fund to support community tourism, cultural and sport organizations that are experiencing significant financial pressures due to the pandemic;

☑	Providing one-time emergency funding of $25 million for Ontario’s arts institutions to help cover operating losses incurred as a result of COVID-19; and

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Providing an additional $1.8 billion in the Support for People and Jobs Fund over the next two years, 2021–22 and 2022–23, to remain responsive to emerging needs and continue providing supports for the people of Ontario.

These investments build on supports announced as part of the first phases of Ontario’s response to COVID-19 including:

☑	Making available $1.3 billion in 2020–21 for the education sector to keep students, teachers and staff safe as schools reopen.

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Making $300 million available to assist eligible businesses pay the costs associated with property taxes and energy bills, in any region in Ontario where the Province determines recently modified Stage 2 public health restrictions are necessary;

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Investing up to $4 billion for municipalities and transit systems to provide one-time assistance, in partnership with the federal government, to help local governments address budget shortfalls related to COVID-19 and maintain the critical services people rely on every day;

☑	Providing $176 million in 2020–21 in relief through off-peak electricity pricing 24 hours a day for residential, farm and small business time-of-use customers from March 24, 2020 to May 31, 2020;

Section B: Support — Support for People and Jobs

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Suspending time-of-use electricity rates and introducing a new fixed COVID-19 Recovery Rate of 12.8 cents per kilowatt hour to be charged 24 hours a day, 7 days a week from June 1, 2020 to October 31, 2020;

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Investing $241 million to deliver over $900 million in urgent relief to roughly 64,000 small businesses and their landlords, through the Canada Emergency Commercial Rent Assistance program, in partnership with the federal government;

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Providing $60 million in one-time grants of up to $1,000 for eligible main street small businesses — in retail, food and accommodations, and other service sectors with fewer than 10 employees — to help offset the unexpected costs of personal protective equipment (PPE);

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Investing $510 million through the Social Services Relief Fund to help municipal service managers and Indigenous housing partners protect homeless shelter staff and residents, expand rent support programming and create longer-term housing solutions;

☑	Launching the $50 million Ontario Together Fund to help businesses provide innovative solutions or retool their operations in order to manufacture essential medical supplies and equipment; and

☑	Helping small businesses create and enhance their online presence to reach more customers through the $57 million Digital Main Street program.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting People

Everyone has been affected by COVID-19, but some more so than others. What ties all communities together is the Ontario Spirit — a commitment to kindness, respect and responsible behaviour — that not only successfully guided people through the first wave, but that led to countless stories of how the pandemic brought out the best in people amidst a global crisis. Ontario is committed to providing support so that every person in the province can navigate these challenging new circumstances.

Helping Parents with COVID-19 Costs

Whether students are attending school in person, online or a mix of both, parents are facing additional costs in the form of technology, child care and new activities for their children in a COVID-19 world. The government cannot take away the stress and pressures of COVID-19, but it can provide a measure of relief with the Support for Learners initiative.

That is why Ontario will once again provide parents payments of $200 per each child aged 0 to 12, and $250 for children and youth 21 years old or younger with special needs.

Financial supports will be provided directly to parents to help support their children’s learning this year. Overall, this investment could provide learners with access to key educational resources like workbooks, school supplies and technology.

This $380 million investment is in addition to the support the government provided in Ontario’s Action Plan: Responding to COVID-19, released in March, which assisted parents while Ontario schools and child care centres were closed during the first wave of the COVID-19 pandemic.

Section B: Support — Support for People and Jobs

Supporting Ontario’s Learners

The government is supporting learners and their families by providing direct payments for the second time in 2020.

The Dhat Family

The Dhat family is a family of five, including one child under the age of 21 with special needs and two young children under the age of 12. Neelam, Amandeep and Simran are attending school remotely. At home, they require appropriate work spaces to meet their needs. The Dhat family will receive a total of $1,300 in 2020 to help ensure all children have appropriate work spaces.

The Armstrong Family

The Armstrong family is a family of four with two children under the age of 12. Christian and Josephine are attending school in person. However, at home, they do not have laptops to complete their school assignments. The Armstrong family will receive a total of $800 in 2020 to help cover the costs of a new laptop to support their learning.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Reopening Schools Safely

Ontario’s back-to-school plan was developed in consultation with Ontario’s Chief Medical Officer of Health with a focus on the safety of students, staff and their families.

Ontario was the largest jurisdiction in North America to reopen schools and is leading the nation in school funding for COVID-19 by making $1.3 billion in resources available to school boards, including an additional $381 million from the federal government’s Safe Return to Class Fund.

This September, all publicly funded elementary schools reopened provincewide with in-class instruction five days a week. Most secondary schools started the school year in an adapted model that includes a hybrid of in-person and remote learning. These approaches were designed to support cohorting and limiting direct and indirect contacts for students. The layered health and safety requirements also include daily screening, mandatory mask policies, cleaning protocols and encouraging hand washing. The government is also publicly reporting on COVID-19 cases in schools every week day.

The government has respected parents in making decisions that work best for their children by providing the option for students to attend classes in person or remotely as a result of COVID-19. This school year, approximately 20 per cent of students are choosing to attend school remotely.

The Province is also working with school boards through the Broadband Modernization Program to deliver access to reliable, fast, secure and affordable internet services for all Ontario students and educators. See Chapter 1, Section C: Recover — Creating the Conditions for Growth for more details.

Section B: Support — Support for People and Jobs

Reopening Schools Safely

A lot of anxiety remains as students return to class following the first wave of COVID-19. As part of the government’s commitment to keep students, teachers and staff safe as schools reopen, Ontario is making $1.3 billion available for the education sector including:

•  $100 million to hire more teachers to keep class sizes small;

•  $90 million for personal protective equipment (PPE) for staff and students;

•  $62.5 million to hire 625 school-focused nurses to provide rapid response supports to schools and boards, and facilitate public health measures;

•  $79 million to hire up to 1,300 additional dedicated custodians and purchase cleaning supplies;

•  $65.5 million for enhanced cleaning and safety measures for student transportation;

•  $10 million for health and safety training of occasional teachers and education workers;

•  $42.5 million to support students with special needs and provide student mental health supports;

•  $50 million in one-time funding to support improved ventilation, air quality and heating, air flow and air conditioning system effectiveness in schools;

•  $54 million to hire additional principals, vice-principals and administrative staffing supports to better deliver and oversee remote learning;

•  $100 million to be responsive to local school board reopening plan priorities supporting a broad range of activities such as increasing the number of educators, custodians, additional bussing supports, and keeping class sizes small;

•  $15 million to purchase technology and approximately 30,000 devices for students;

•  $44.5 million towards the school bus driver retention strategy;

•  Up to $496 million by allowing boards to unlock reserves and access up to two per cent of their operating budget from their reserve funds. This funding can be applied to the local priorities of each board, based on immediate needs;

•  Up to an additional $11 million in funding to support school boards that do not have sufficient reserves to promote equitable school re-opening plans provincewide; and

•  $35 million to support school boards operating in regions subject to modified Stage 2 public health restrictions.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Helping Elementary Students Learn Online

The Province is providing students and teachers with new learning supports to help them during COVID-19 by investing $7 million over three years. New online modular content for elementary grades will be introduced to cover the full curriculum and support flexibility between face-to-face and remote learning. TVO and Groupe Média TFO will develop this content in English and French, respectively, drawing upon their expertise in the development of digital educational content. These new elementary content modules will be developed through a phased approach, starting with four subjects — language, math, science and social studies.

Creating a Digital Learning Portal

The Province is changing how it makes curriculum available to help parents, students and teachers see connections between learning in different grades and subjects. In June 2020, the new elementary math curriculum was the first to be uploaded to the new Curriculum and Resources website, a digital space where anyone can access curriculum and learning resources. The website also currently hosts digital versions of three other recently revised curricula: elementary Health and Physical Education, Grade 10 Careers Studies and Grade 9 to 12 First Nations, Métis and Inuit Studies. The Province is working to expand the website to include additional curricula, content and functionalities.

Building and Renovating Schools and Child Care Spaces

The government is making substantial investments of $13 billion in capital grants over 10 years to build new schools and renew existing schools across Ontario, to ensure that students have safe and modern education environments in which to learn and thrive. COVID-19 has underscored the importance of this commitment.

As part of this investment, Ontario will provide $1.4 billion for the 2020–21 school year for facility repair and renewal, which continues to meet the recommended funding level by the Auditor General of Ontario to preserve the condition of Ontario’s school facilities. The Province also provided, as part of the safe return to school, an additional investment of $50 million in one-time funding to support improved ventilation, air quality and HVAC system effectiveness in schools.

The government is taking an inclusive approach to help families succeed and remains committed to providing child care options to meet the diverse needs of the people of Ontario. In 2019–20, the total number of licensed child care spaces grew by over 16,000, representing an increase of almost four per cent compared to the prior year. Moving forward, the government will continue to deliver on its commitment to create up to 30,000 new child care spaces in the next five years.

Section B: Support — Support for People and Jobs

Through the 2019–20 school year capital priorities allocation, Ontario invested over $500 million to build 30 new schools and make permanent additions to 15 existing facilities, supporting over 25,000 student spaces.

Moving forward, the Province will also partner with the federal government through the COVID-19 Resilience stream of the Investing in Canada Infrastructure Program to support infrastructure improvements in schools.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Helping University and College Students Navigate COVID-19

The Province is helping students acquire the skills they need to succeed in the workforce by making postsecondary education more affordable. After a historic 10 per cent reduction in tuition fees for Ontario students at every publicly funded college and university in all funding-eligible programs in the 2019–20 school year, the Province has frozen tuition fees for the 2020–21 school year.

Additionally, to ease the financial burden on students during COVID-19, the Province temporarily deferred Ontario Student Assistance Program (OSAP) loan payments for borrowers from March 30, 2020 to September 30, 2020. During this period, borrowers were not required to make any loan payments and interest did not accrue on their OSAP loans.

In the wake of the COVID-19 outbreak, the Province distributed $25 million in additional funding to publicly assisted colleges, universities and Indigenous Institutes to help address each institution’s most pressing needs including purchasing medical supplies, offering mental health supports and deep cleaning campus facilities.

The Province has partnered with postsecondary institutions to prepare for a safe start to the 2020–21 academic year. This partnership has helped establish best practices for limited in-person teaching, including COVID-19 testing for students in quarantine as a result of travel outside of Canada.

The Province is working with postsecondary institutions in meeting federal requirements for international students, ensuring that quarantine and outbreak management plans are in place.

Helping Seniors Make Their Homes Safer

As the COVID-19 outbreak has highlighted, home is a special place where one should feel comfortable and safe. However, for many seniors, their homes require improvements for them to remain safe and accessible. Without these improvements, many seniors end up leaving the homes that they love.

The government had been committed to helping seniors stay in their homes longer even before the pandemic. But COVID-19 has underscored the urgency of this important priority.

That is why Ontario is proposing the new Seniors’ Home Safety Tax Credit for the 2021 taxation year to help seniors, and intergenerational families who have seniors living with them, make their homes safer and more accessible. The proposed new personal income tax credit would support seniors regardless of their incomes and whether they owe income tax for 2021.

Section B: Support — Support for People and Jobs

The Seniors’ Home Safety Tax Credit would be worth 25 per cent of up to $10,000 in eligible expenses for a senior’s principal residence in Ontario. The maximum credit would be $2,500. Eligible expenses would include grab bars and related reinforcements around the toilet, tub and shower, wheelchair ramps, stair lifts and elevators. They would also include renovations to permit first floor occupancy or a secondary suite for a senior.

This new tax credit would provide an estimated $30 million in support that would benefit about 27,000 people, including seniors and people who live with senior relatives.

Olga and Olaf

Olga and Olaf are a senior couple. In 2021, they complete and together pay for a $10,000 renovation to make the ground floor of their home safer. To divide the benefit between them, Olga would claim $7,500 on her 2021 personal income tax return and would receive a Seniors’ Home Safety Tax Credit of $1,875. Olaf would claim the remaining $2,500 of the renovation cost and would receive a credit of $625.

Hayley

Hayley, in her late thirties, has asked her senior mother to move in with her. In 2021, Hayley spends $1,000 to add accessibility features to her home. She would claim that amount on her 2021 personal income tax return and would receive a Seniors’ Home Safety Tax Credit of $250.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Delivering Meals, Medicine and Other Essentials to Vulnerable People

Ontario is continuing the Ontario Community Support Program, with a total investment of $16 million over two years, to connect people with disabilities, older adults and others with underlying medical conditions who are self-isolating, with meals, medicines and other essentials while they stay at home. Since April 2020, the program has delivered more than 230,000 meals and essential supplies to vulnerable individuals. In September, the government announced that this program will be extended until March 2021 to ensure that eligible low-income older adults and people with disabilities can continue to get meals and other essential supplies delivered to their homes in the upcoming winter months.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Based on the success of the Ontario Community Support Program, the government will invest an additional $5 million in 2021–22, on top of the of $11 million in 2020–21 announced as part of Ontario’s Action Plan: Responding to COVID-19.

Expanding the Seniors Active Living Centre Program

Seniors Active Living Centres (SALCs) provide a diverse range of programs to almost 11,000 adults in Ontario each day promoting wellness, social interaction and education to help these individuals stay active, independent and engaged.

At the start of the pandemic, SALC programs closed their in-person programming to prevent the spread of the virus among a particularly vulnerable group. To combat the effects of social isolation, many SALC operators began to offer virtual or remote programs to enable older adults to stay connected from the safety of their homes and to combat social isolation. While many participate in virtual and remote programing, some older adults are seeking opportunities for safe, in-person programing at their SALC program locations.

To continue to help Ontario’s older adults stay engaged and to help combat social isolation during COVID-19, the government is investing an additional $3.1 million in 2021–22 for a total of $17.2 million, which represents a 22 per cent increase to funding. This additional funding will offer remote and virtual programming to connect seniors at home and provide safe in-person programming when their local public health unit says it is safe to do so.

Launching the Inclusive Community Grants Program

Ontario is committed to working cooperatively with municipalities and local organizations to create wrap-around community-based services that enable people of all ages and all abilities to engage in their communities and in the economy. That is why the government is investing $2 million over two years to create a new Inclusive Community Grants program. This program will fund the development of community supports that promote healthy and active aging, supporting the social engagement of older adults and people with disabilities, helping them to be safe and secure at home and in the community as well as participate in the labour force.

Previous grants have assisted in the development of accessible housing units, the development of a regional transit strategy and the integration of new residents into their local community, breaking down the walls of social isolation.

Section B: Support — Support for People and Jobs

Doubling Investment in the Black Youth Action Plan

The Province is investing an additional $60 million over three years, starting in 2020–21, in the Black Youth Action Plan (BYAP). This represents a doubling of base funding for the program beginning in 2021–22. The new investment will extend the current program and create a new economic empowerment stream that will support Black youth in achieving social and economic success.

Building on the success of the BYAP, consultations led by the Premier’s Council on Equality of Opportunity, chaired by the Premier’s Community Advocate, Jamil Jivani, are underway with community partners. The consultations will inform these new enhanced BYAP investments, which will support pathways for lifelong social and economic success including:

•	Refining focus to better support Black communities to thrive and achieve economic success;

•	Expanding government partnerships, particularly with businesses and high-growth sectors, to increase economic inclusion and address systemic barriers; and

•	Enhancing educational outcomes for Black children and youth and increasing labour market participation through entrepreneurship and trades.

Investing in the Special Services at Home Program

The government is committed to strengthening the ability of children and their families to reach their full potential. The government is investing $70.3 million over three years, beginning in 2020–21, in the Special Services at Home program, which supports families caring for children with developmental and/or physical disabilities including autism.

The Special Services at Home program helps children learn new skills to improve their daily living, including mobility and communications skills, and supports respite services for primary caregivers. This investment will support approximately 4,700 more children and their families in 2020–21, and approximately 2,100 additional children and families in each subsequent year.

The investment will help to respond to recommendations of the Ontario Autism Program Advisory Panel on a needs-based autism program. The government remains committed to supporting children and youth with autism, which is why the Province doubled funding in the Ontario Autism Program to $600 million annually, beginning in 2019–20.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting Agricultural and Horticultural Societies

The government recognizes the unique characteristics and challenges of rural areas and is taking steps to support rural Ontario during the COVID-19 pandemic. The Province has enabled a one-time change in eligibility requirements to allow agricultural and horticultural societies to receive their annual grants. The Province is now providing an additional $5 million in new funding to supplement their annual grants this fiscal year, helping to offset revenue losses and the impacts from having to cancel agricultural exhibitions and annual fall fairs due to COVID-19. The government recognizes the importance of these communities and is taking steps to help them address the challenges they are facing.

Ontario’s Community Building Fund

The Province is investing $100 million over two years to develop a Community Building Fund that supports community tourism, cultural and sport organizations, which are experiencing significant financial pressures due to the pandemic. These organizations support community engagement, tourism and recreation through a variety of attractions, experiences, events and activities. Funding support would be available to not-for-profit organizations and municipalities, and the program will be delivered by the Ontario Trillium Foundation (OTF) with two streams:

•

Supports for local community tourism, heritage and culture not-for-profits, such as community museums, local theatres, fairs and cultural institutions, to help sustain their operations in the short term and create new attractions, experiences and events; and

•

Funding for municipalities and not-for-profit sport and recreation organizations to make investments in infrastructure rehabilitation and renovation, in order to meet public health protocols and local community needs.

Supporting Local Festivals and Events

In October the government announced it is investing $9 million through the new Reconnect Festival and Event Program to support municipalities and event organizers during COVID-19. The program is meant to safely reconnect the people of Ontario with their communities through online, drive-through and other innovative experiences. Funding may be used for eligible expenses such as programming and production, promotion, mobile applications and website development, and implementation of health and safety measures. Eligible organizers could receive support to develop programs such as virtual Remembrance Day events, holiday parades with drive-by static floats, drive-in music concerts and movies, holiday tree lightings and New Year’s Eve displays that light-up iconic buildings.

Section B: Support — Support for People and Jobs

Assisting Ontario’s Arts Institutions

The government is providing one-time emergency funding of $25 million for Ontario’s arts institutions to help cover operating losses incurred as a result of COVID-19. This funding will help these organizations remain solvent and prepare for a time when they can fully re-open their facilities, resume full programming and welcome back their visitors and audiences.

In addition, the Ontario Arts Council and the Ontario Trillium Foundation are providing increased flexibility to grant recipients and applicants to help rebuild and reposition the arts and non-profit sectors. These organizations are also providing funding support through new and enhanced grant programs. This funding will be invested in heritage, sport, tourism and culture projects to aid organizations’ medium- to longer-term recovery efforts, help with stabilization and build capacity in response to COVID-19, while protecting jobs and enabling economic recovery.

The government has also helped the arts and culture industries during the pandemic with:

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The launch of Ontario Live in June 2020, which established a virtual platform for the people of Ontario to explore all the province has to offer from the comfort of their own home including local attractions, festivals, artists and content from other creative sectors.

•

The launch of musictogether.ca in April 2020. This website gives musicians a virtual hub to perform concerts from the safety of their homes. It has facilitated live concert streams by at least 300 Ontario-based artists, each of whom receives a one-time performance fee of $1,000 from an emergency relief fund. The government supported the fund through a matched investment of $150,000.

•

A modernized Ontario Music Investment Fund, which strengthens support for artists, as well as focuses resources on record labels and music companies with strong growth potential. The fund will drive long-term growth and create opportunities for emerging artists to record and perform in Ontario.

•

Community re-engagement in safe arts and cultural experiences at Ontario Place. In July the government provided Ontario Place with $2 million to support on-site activities, including drive-in festivals and virtual events.

Supporting Sports and Recreation

Due to COVID-19, public health protocols have impacted all amateur sport and recreation programming as well as amateur and professional sporting events. The government has taken steps to support this sector by consulting with the Minister of Heritage, Sport, Tourism and Culture Industries Advisory Councils, and through regional and local consultations. In June, the government compiled safety guidelines with support from the sport and recreation sector to ensure the people of Ontario can safely return to play. These resources are available to the public and stakeholders to help people better understand how to prevent the spread of COVID-19 while training, practicing and competing in sport and recreation activities.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting Francophone Non-Profits

The government is supporting organizations that contribute to the development of Ontario’s French-speaking community.

The government is establishing the COVID-19 Relief Fund for Francophone Non-Profit Organizations to help support organizations with operating costs, including preventing closures and retaining and recruiting skilled bilingual staff.

There are over 300 Francophone non-profit organizations serving the French-speaking community in essential areas including social services, health care, early childhood education as well as other key employment and economic sectors. Keeping these organizations operating by providing much needed financial support and thus maintaining their stability would help pave the way for economic recovery and growth.

In addition, the fund will help maintain and strengthen organizational capacity during the pandemic. Francophone non-profit organizations contribute to the vitality of Ontario’s Francophonie, which is an important asset for the province.

Section B: Support — Support for People and Jobs

Supporting Francophone Organizations

The government of Ontario recognizes that Francophone organizations, entrepreneurs and businesses contribute greatly to Ontario’s prosperity and that the Franco-Ontarian community is an important economic asset for the province.

That is why the Province has been consulting the Francophone business community extensively since 2018, to identify opportunities that would help foster Francophone economic development. This year, in the context of the pandemic, the government created the Ministerial Advisory Council on Francophone Economic Recovery Post COVID-19 with the mandate to identify the challenges and issues affecting Francophone organizations during the health crisis and to propose solutions to address them.

Among initiatives intended to spearhead Francophones’ economic recovery, in September 2020 the government announced a $500,000 investment to support Franco-Ontarian entrepreneurs and businesses. This investment will support the creation of a provincial Francophone business network that will help organizations share expertise and build strategic	“I applaud the government’s investments to create a network and promote the Franco-Ontarian economic community.” Carol Jolin Président l’Assemblée de la francophonie de l’Ontario (AFO)
alliances to foster product innovation and market expansion. It will also fund a promotional initiative designed to market and promote Franco-Ontarian products and services.

The government also committed $1 million to the well-being of Franco-Ontarians through the Francophone Community Grants Program.

Supporting People Facing a Mental Health Crisis

Ensuring the safety and well-being of all people of Ontario is a top priority for the government. Police officers are increasingly being called to respond to complex situations involving individuals experiencing a mental health crisis. Through mobile crisis intervention teams, mental health crisis workers and police services partner to support the de-escalation and stabilization of situations involving persons in crisis. To provide vulnerable populations with the support they deserve, the government is investing $3 million annually to enhance mobile crisis intervention teams to help build a province where all people feel safe and protected.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting Survivors of Domestic Violence and Human Trafficking

During this difficult time, there have been increasing rates of domestic violence and victims are struggling to access services. The government is taking action to curb the impacts of domestic violence and human trafficking in Ontario’s communities by investing $2.5 million in a new Victim Support Grant to fund partnerships between police services and community groups to fill existing service gaps and tailor programming to address local needs across Ontario. This investment will improve supports for victims of these crimes and ensure they have timely access to culturally appropriate services.

Providing Electricity Cost Relief to Ontario Families

The Province continues to recognize the challenges families are facing as a result of the COVID-19 pandemic. In Ontario’s Action Plan: Responding to COVID-19, the government increased its funding for residential, farm and small business consumers through the Ontario Electricity Rebate (OER) and other electricity cost relief programs by $1.5 billion in 2020–21, compared to the 2019 Budget. The Province is also continuing to provide targeted relief, including for eligible low-income households, rural or remote customers and on-reserve First Nations consumers.

These relief programs are funded by the Province from its general revenues and cash flows, which include the Province’s dividends from its ownership in Hydro One, which were approximately $291 million in 2019–20. In fall 2020, the government launched a new website to provide greater transparency on electricity rate mitigation programs. For more details, please visit: Ontario.ca/yourelectricitybill.

The government also took immediate action at the onset of the COVID-19 pandemic to provide additional relief and put money back in the pockets of the people of Ontario. The government announced electricity relief for residential, farm and small business time-of-use (TOU) customers by providing off-peak electricity pricing 24 hours a day, beginning on March 24 to May 31, 2020. Effective June 1, 2020, further action was taken to make electricity bills more stable with the introduction of a fixed electricity price, known as the COVID-19 Recovery Rate, of 12.8 cents per kWh, for all TOU customers, 24 hours a day, 7 days a week until October 31, 2020.

The government is focused on providing greater customer choice for families, small businesses and farms who pay TOU electricity rates. As of November 1, 2020, these consumers are able to choose a rate plan that best suits their household and lifestyle, with the option of either TOU or tiered pricing. Tiered pricing provides a set rate for electricity up to a certain level of consumption regardless of the time of day it is consumed. The government has worked to ensure that the Ontario Energy Board and local distribution companies will provide electricity consumers with the guidance and information that they need to make an informed decision regarding what rate plan is best for them.

Section B: Support — Support for People and Jobs

Supporting Jobs

Employers across the province have struggled as a result of COVID-19. Through no fault of their own, people have lost their jobs and businesses have been negatively impacted by the pandemic.

Supporting Employers in COVID-19 Hotspots

The government recognizes that necessary COVID-19-related public health measures, such as temporarily restricting businesses or prohibiting indoor food and drink service at restaurants, come at a cost to Ontario’s businesses.

To help support businesses impacted by these public health measures, the government is making $300 million available to assist eligible businesses with costs associated with municipal and education property taxes, and energy bills.

The Province is providing this support to eligible businesses in any region of Ontario where the Province determines recently modified Stage 2 public health restrictions are necessary.

Continued assistance from the federal government is required to support Ontario’s businesses. The Province is closely collaborating with its partners, including the federal government and Ontario’s municipalities, on ensuring businesses receive the support they need.

To illustrate measures from Ontario’s Action Plan: Protect, Support, Recover that are providing assistance to Ontario’s businesses significantly impacted by targeted public health restrictions related to COVID-19, consider a restaurant in Toronto. The restaurant leases a property valued at $2.4 million and had experienced an 80 per cent monthly revenue loss during the COVID-19 pandemic. During the targeted 28-day period of public health restrictions, the restaurant could be eligible for support including relief towards property tax ($4,320), energy costs ($1,855), wages paid ($9,840) and rent ($13,050). In total, the restaurant would see relief of $29,065 during the 28-day period.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Section B: Support — Support for People and Jobs

Supporting Main Street Businesses

Small businesses, in particular, have been significantly impacted by COVID-19. They have experienced a proportionately larger reduction in employment than medium- and large-sized business. This is why Ontario is strengthening support for small businesses through a wide range of measures.

In October the government announced Ontario’s Main Street Recovery Plan. The plan includes:

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Providing $60 million in one-time grants of up to $1,000 for eligible main street small businesses — in retail, food and accommodations, and other service sectors with fewer than 10 employees — to help offset the unexpected costs of personal protective equipment (PPE);

•

Ontario’s Small Business COVID-19 Recovery Network, which links 47 Small Business Enterprise Centres across the province as places where small businesses can access tailored advice and information on local, provincial and federal programs;

•	Digital Main Street Squads to help small businesses grow online by providing one-on-one help with digital assessments, website creation, social media advertising and e-commerce platforms; and

•	Ontario’s Small Business Recovery Webpage to provide single window access to small business supports.

The Plan also introduces regulatory and legislative changes through the Main Street Recovery Act, 2020 that, if passed, will remove hurdles faced by small businesses and allow them to pursue new opportunities. Some examples include:

•	Committing to explore options to permanently allow licensed restaurants and bars to include alcohol with food as part of a take-out or delivery order before the existing regulation expires;

•	Permanently allowing 24/7 deliveries to businesses that include retail stores, restaurants and distribution facilities;

•	Supporting the distribution of local food and food products by increasing the range of products sold at the Ontario Food Terminal; and

•	Supporting Ontario’s taxi and limousine industry by increasing fines for illegal operators.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Helping Small Businesses Go Digital

The government is helping small businesses reach more customers through the Digital Main Street platform. Announced in June 2020, it is a $57 million program that will help up to 22,900 Ontario businesses create and enhance their online presence and generate jobs for more than 1,400 students.

Penalty and Interest Relief Measures

As part of the Ontario’s Action Plan: Responding to COVID-19, released in March, the government announced five months of interest and penalty relief for Ontario businesses that missed tax payments, or whose payments were late or incomplete, or that missed filing deadlines under 10 provincially administered tax programs, starting April 1.

The measure complemented the penalty and interest relief that the federal government was giving businesses that had to make corporate income tax payments.

In August 2020, the government announced that it was extending this relief for another month, to October 1. This six-month relief period made available approximately $7.5 billion in cash flow for businesses. The relief allowed these businesses to better cope financially or manage their cash flow strategically.

Section B: Support — Support for People and Jobs

Supporting Small Businesses with Rent

Ontario partnered with the federal government to deliver rent support to small business tenants and their landlords through the Canada Emergency Commercial Rent Assistance (CECRA) for small businesses. Between April and September 2020, Ontario committed $241.2 million to CECRA for small businesses, making more than $900 million in support available, which has helped roughly 64,000 small business tenants, employing approximately 617,000 people.

Illustrative Savings for Jed’s Restaurant

To illustrate how the CECRA for small businesses has helped Ontario small business tenants and their landlords, consider the example of Jed, a small restaurant owner in Windsor, who employs seven staff and was significantly impacted during the first wave of COVID-19.

Jed’s rent costs had been $3,000 per month, which was unsustainable for the business given a significant reduction in its revenue while COVID-19 restrictions were in place. Jed’s landlord applied for the CECRA for small businesses for the months of April to June and decided to opt in for the extensions when the program was extended to cover rent for July, August and September. Jed’s landlord received a forgivable loan totalling $9,000 (50 per cent of the rent for six months).

As a requirement of CECRA for small businesses, the landlord reduced Jed’s rent by 75 per cent to $750 per month for the six-month period, saving Jed’s Restaurant $13,500 in rent costs. As the Ontario economy began to reopen, Jed’s Restaurant was able to stay afloat, since rent was the biggest fixed cost that the business was facing. Further, Jed’s landlord was able to avoid the cost of finding a new tenant.

The Legislature passed the Helping Tenants and Small Businesses Act, 2020 to extend the temporary ban on commercial evictions. This temporary ban on evictions applied to small business tenants that were eligible for rent assistance through CECRA for small businesses for the duration of the program. Small business tenants continue to need support, which is why the government is proposing to further extend the temporary ban on evictions for commercial tenants that would have been eligible for the CECRA for small businesses program.

The government heard from small business owners across the province that some landlords were not participating in CECRA for small businesses, and small business owners would need additional direct rent support after the program ended to continue to survive. The government listened to these concerns and urged the federal government to act. On October 9, 2020, the federal government announced it will help Ontario small business owners until June 2021 by providing commercial rent support directly to small businesses, with the newly introduced Canada Emergency Rent Subsidy.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting Consumers, Hospitality Businesses and Alcohol Producers

The government has made a number of changes in response to the unique circumstances and economic hardships being faced by Ontario’s vibrant hospitality sector and beverage alcohol sector. This included measures such as temporarily allowing restaurants and bars to extend outdoor patios, and to include alcohol as part of food take-out and delivery orders. The government is committed to explore options to permanently allow alcohol to be included with food take-out and delivery orders before the existing regulation expires on December 31, 2020.

The government is freezing beer tax and mark-up rates until March 1, 2022 and is proposing to retroactively cancel the increase in wine basic tax rates legislated to occur on June 1, 2020. The government issued an order under the Financial Administration Act during the state of emergency that prevents that increase from being applied between June 1, 2020 and December 31, 2020. The government is also directing the LCBO to not proceed with the scheduled wine mark-up.

Ontario Together: Helping Businesses Retool to Fight against COVID-19

On March 21, 2020, Premier Ford launched the Ontario Together web portal, a procurement portal that allows businesses and innovators to submit their proposals to government to enable the rapid procurement of essential emergency goods and services. To date, the portal has received nearly 30,000 submissions offering to provide everything from hand sanitizer, gowns and coveralls, to masks, face shields, testing equipment and ventilators. This interest showcases how the people of Ontario are ready to band together to provide essential supplies and equipment to support frontline workers in their fight against the pandemic.

To support the development of proposals submitted by businesses and individuals through the Ontario Together web portal, the government launched the $50 million Ontario Together Fund on April 1. This fund helps businesses to invest in innovative solutions or retooling of their operations in order to manufacture or ramp-up production of key essential medical supplies and equipment. Thousands of businesses stepped up to help convert the manufacturing sector into a strategic asset by providing critically needed supplies and equipment for frontline workers as they continue to keep the people of Ontario safe.

Some of the projects that the Ontario Together Fund has supported include:

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Linamar Corp. — A Guelph-based advanced manufacturing company supplying the automotive, agriculture and aerial work platform markets. The Province invested $2.5 million to support the retooling of Linamar’s assembly line to manufacture ventilator components to produce 10,000 Ontario-made e700 ventilators. O-Two Medical Technologies partnered with Linamar and other businesses, including Bombardier, to produce the ventilators.

Section B: Support — Support for People and Jobs

•

Greenfield Global — a multi-national company that manufactures and ships more than 1,600 products in almost 50 countries worldwide. The Province is investing $2.5 million to support major upgrades at Greenfield Global’s distillation facility in Johnstown, Ontario. This project will allow Greenfield to produce the equivalent of over 150 million one litre bottles of specialty medical-grade alcohol annually, which will be used in hand sanitizers and other applications that rely on high-purity specialty alcohol.

•

Southmedic — a Barrie-based medical device manufacturer that distributes to more than 60 countries around the world. The Province is providing $1.8 million to help the company re-engineer and retool its current production and purchase new moulding equipment. With this new equipment, the company will double its output of oxygen masks, triple its output of ETCO2 masks used to monitor breathing prior to ventilator use, and quadruple its output of eye and face shields.

•

Eclipse Innovations Inc. — a Cambridge-based manufacturer of custom automated equipment for the life sciences, energy, transportation, consumer, industrial and electronics industries. The Province is providing $1.4 million to help the company scale up its operations to manufacture one million N95 masks per week.

Protecting Workers, Volunteers, and Organizations Who Make Honest Efforts to Follow COVID-19 Public Health Guidelines

The government introduced the proposed Supporting Ontario’s Recovery Act, 2020 on October 20, 2020. If passed, this Act will provide liability protection for workers, volunteers and organizations that make an honest effort to follow public health guidelines and laws relating to exposure to COVID-19. At the same time, it would also maintain the rights of the people of Ontario to take legal action against those who willfully, or with gross negligence, endanger others.

Improving the Business Climate for Indigenous Communities and Northern Municipalities

The Province remains committed to resource revenue sharing, including exploring expansion of the program so that more Indigenous communities as well as Northern municipalities share in the benefits of resource development. To that end, the government will continue to advance resource revenue sharing opportunities and will explore sharing revenues from aggregates development, as well as forestry and mining, with more Indigenous partners and Northern municipalities. These efforts would help increase prosperity for Indigenous communities and Northern municipalities, improve the business climate for natural resources development, and reduce investment risks in the sector, while supporting economic recovery and progress in the North.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting Indigenous-Owned Businesses during COVID-19

In June 2020, the government announced that it would provide up to $10 million to support Indigenous-owned small and medium-sized enterprises experiencing revenue shortfalls and unique challenges during COVID-19. Many of these businesses are often located in rural or remote areas or operate in hard-hit service sectors like tourism. With this provincial funding, loans of up to $50,000 will be provided through Aboriginal Financial Institutions for businesses that are ineligible for, or unable to access, existing federal and provincial COVID-19 response initiatives for small businesses. Up to 50 per cent of each loan will be in the form of a non-repayable grant, with no interest due on the loan portion until December 31, 2022. Businesses may use these funds to cover costs including payroll, rent, utilities or accommodating social distancing requirements.

Helping Northern Businesses

The government recognizes the unique needs of Northern Ontario’s economy in the face of COVID-19. For this reason, the government announced the Northern Ontario Recovery Program in September 2020, in order to help businesses to adapt their operations to local public health guidelines under re-opening stages and continue to serve their communities and customers. Eligible projects will help ensure employee and consumer safety through a range of activities, including the acquisition of personal protective equipment (PPE), building renovations and other important measures. This short-term program will cover 100 per cent of eligible costs and will be administered by the Northern Ontario Heritage Fund Corporation, which promotes economic prosperity across Northern Ontario.

Supporting the Commercial Fishing Industry

The commercial fishing industry creates jobs and opportunities in many rural and coastal communities across the province. As a result of COVID-19 impacts on this important industry, the government is temporarily suspending and refunding commercial fishing royalty payments for fish harvested in 2020.

Based on advice from the Ministerial Advisory Council for the Commercial Fishing Sector, this relief will help businesses that have been significantly impacted by COVID-19 and have had challenges accessing federal relief and wage subsidy programs. Providing immediate relief to the commercial fishing industry will help support these local businesses and protect jobs.

Section B: Support — Support for People and Jobs

Supporting Municipal Partners

Working Together to Support Municipalities through COVID-19

Municipalities are facing unprecedented challenges as a result of the COVID-19 pandemic.

To help local governments with the unforeseen pressures that have resulted from the pandemic, the Ontario government, in partnership with the federal government, is providing up to $4 billion in one-time assistance to Ontario’s 444 municipalities and 110 public transit systems as part of the Safe Restart Agreement (SRA). This includes up to $2 billion to assist municipalities with operating pressures and up to $2 billion for COVID-19 related financial impacts to municipal transit agencies.

This historic investment will help local governments protect the health and well-being of the people of Ontario, while continuing to deliver critical public services such as public transit, community supports and shelters, as the province continues down the path of renewal, growth and economic recovery. As part of the first phase of the SRA, municipalities are being provided with $1.6 billion. This includes an additional $212 million of funding through the Social Services Relief Fund to help municipal service managers and Indigenous housing partners protect homeless shelter staff and residents, expand rent support programming and create longer-term housing solutions. Building on the initial

“This 4 billion dollars in funding is an extraordinary measure for extraordinary times; it will take the heavy burden of pandemic costs away from the property tax bill, helping municipalities, communities and citizens of Ontario recover.”

Allan Thompson

Mayor, Town of Caledon

Chair, Rural Ontario Municipal Association

assistance provided earlier this year, this brings the government’s total Social Services Relief Fund investment to $510 million.

Municipalities also have a critical role to play in addressing fiscal challenges arising from COVID-19 by finding savings and efficiencies, as well as using other available tools so that they can continue to deliver the services their communities rely on.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

For most municipalities, phase one funding, together with the actions they have taken to find efficiencies, should be sufficient to manage financial pressures arising from the pandemic. However, the government is making a second phase of funding available to those municipalities that may require additional support to address extraordinary financial pressures related to COVID-19.

The government has also worked with municipalities to provide them with the tools and supports they need including enabling them to hold virtual council and local board meetings, and temporarily extending expiring development charge bylaws to ensure municipalities could continue to collect this vital source of revenue. In addition, through the Municipal Modernization Program and the Audit and Accountability Fund, the government is providing up to $350 million by 2022–23 to help municipalities lower costs and improve services for local residents over the long term.

Postponing the Property Tax Reassessment and Helping to Defer Property Tax Payments

As announced in the March 2020 Economic and Fiscal Update, the government postponed the property tax reassessment that was scheduled to be conducted during 2020 for the 2021 taxation year. This measure was taken in view of the unique and unforeseen challenges that municipalities, residents and businesses are facing during 2020. Postponing the reassessment has provided stability for Ontario’s property taxpayers and municipalities, and it has enabled municipal governments to focus their attention on critical public health initiatives and other efforts to manage the local response to COVID-19.

As part of the Province’s response to the COVID-19 pandemic, the government also deferred the June and September quarterly property tax payments that municipalities make to school boards by 90 days. This measure provided municipalities with the flexibility to, in turn, provide property tax deferrals of over $1.8 billion to residents and businesses in Ontario. In fact, 75 per cent of municipalities representing 98 per cent of all municipal property tax levied in the province implemented property tax deferrals.

Section B: Support — Support for People and Jobs

Providing Stability through the Ontario Municipal Partnership Fund

The government understands the importance of stability for municipalities during these uncertain times, which is why the $500 million envelope and structure of the Ontario Municipal Partnership Fund (OMPF) are being maintained for 2021. In addition to ensuring stability, maintaining the program envelope will allow for a further $5 million in support to be targeted to Northern and rural municipalities with challenges, including rural farming communities.

Delivering on the commitment to provide municipalities with timely information, the government announced 2021 OMPF allocations in October.

The government has been reviewing the OMPF in consultation with municipalities, to ensure the program meets the needs of local communities, especially small, Northern and rural municipalities. Given the unprecedented circumstances surrounding the COVID-19 pandemic, the government will be taking more time for the review. Discussions with municipal partners are expected to resume later this year.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Section C: Recover — Creating the Conditions for Growth

Section C: Recover — Creating the Conditions for Growth

Introduction

COVID-19 has caused a global recession and Canada and Ontario have not been immune. Every negative economic statistic represents a family that is struggling, a person who has lost their job, or an anxious small business owner facing unprecedented uncertainty.

As Ontario deals with a second wave of COVID-19, the focus must be on protecting people and providing urgent support to those who need it to make it through these challenging times. However, now is also the time to begin laying the foundation for a recovery fuelled by long-term economic growth. In this Budget, the government is investing $4.8 billion in new funding to do just that.

People in Ontario understand that the economic recovery from COVID-19 will be a lengthy journey. While no economic downturn is the same as the last, it took between 24 and 88 months to return to pre-recession peak employment across the last three recessions.

To support the recovery of Ontario’s economy the government is acting now to address six critical needs that will have immediate benefits and, left unaddressed, would hold the province back from a stronger recovery:

•	Making electricity more affordable;

•	Reducing taxes on jobs;

•	Connecting workers and employers with the skills and training they need;

•	Reducing unnecessary red tape;

•	Ensuring sectors can preserve and gain jobs; and

•	Building infrastructure.

Just as the Ontario Spirit has helped the province through the depths of the pandemic and brought out the best in people from every region, it will also ensure Ontario is the best place in the world to work and raise a family post-COVID-19. Ultimately, it will be people, not governments, that drive the province’s recovery. It will be the innovative young entrepreneur that develops the next great technology in Kanata. The family that starts a small business in Brampton. The team of skilled workers in Sault Ste. Marie that build homes and opportunity. The farmer in Essex using Ontario-built equipment. The retired couple in Etobicoke who choose Ontario Made products at the store.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

It is the Ontario government’s job to help create the conditions necessary for growth — and sometimes that means getting out of the way. For example, employers choose to locate somewhere other than Ontario because of the province’s high and rising electricity prices for industrial and commercial users. The government is acting to address these jobs killing electricity rates once and for all.

Ontario’s competitiveness problem does not end with electricity prices — taxes are another major expense for job creators. This is why the government is acting to reduce taxes for employers so that their resources can be reinvested in hiring more people with the right skills, expanding their operations across Ontario, and innovating for long-term growth and prosperity.

As COVID-19 has made clear, digital infrastructure is one of the most critical conditions for growth in 2020 and beyond. Unfortunately, too many parts of the province do not have basic broadband and cellular coverage. To connect people in communities across the province, the government will initiate the next phase of Ontario’s Broadband and Cellular Action Plan: Up to Speed, which brings the government’s total investment in connecting communities digitally to $1 billion.

And, just as the world has changed, government must change with it. The Province is committed to make government services simpler, easier to use, and more convenient and accessible during the COVID-19 pandemic and beyond — improving the way people and businesses interact with government while saving both time and money.

The conditions required to support economic growth following COVID-19 are diverse. What they have in common is that they are focused on long-term, structural solutions to problems that have held Ontario back from its full potential. These government actions will help, but it’s the ingenuity and determination of the people of Ontario that will make the province the best place it can be.

Highlights of the $4.8 billion in funding include:

☑  Making additional investments of over $680 million over the next four years in broadband infrastructure which, combined with its prior commitments, increases Ontario’s investment to a historic nearly $1 billion to ensure communities across the province are connected;

☑  Bringing more jobs to Ontario with a comprehensive plan to address the job-killing high costs of electricity, saving medium size and larger industrial and commercial employers about 14 and 16 per cent respectively, on average, on their electricity bills (at an additional expense of $1.3 billion over three years);

☑  Reducing property taxes on job creators and levelling the playing field by lowering high Business Education Tax (BET) rates for over 200,000 employers, or 94 per cent of all business properties in Ontario, to a rate of 0.88 per cent. This is creating $450 million in immediate annual savings and representing a reduction of 30 per cent for many businesses currently subject to the highest BET rate in the province;

Section C: Recover — Creating the Conditions for Growth

☑  Responding to requests from local governments by proposing to provide municipalities with the ability to cut property tax for small businesses and a provincial commitment to consider matching these reductions. This would provide small businesses as much as $385 million in total municipal and provincial property tax relief by 2022–23, depending on municipal adoption[1];

☑  Ending a tax on jobs for an additional 30,000 employers by proposing to make permanent the Employer Health Tax (EHT) exemption increase from $490,000 to $1 million. With this additional relief about 90 per cent of employers would pay no EHT, saving them $360 million in 2021–22 that could be reinvested in jobs and growth;

☑  Committing to provide Ontario residents with support of up to 20 per cent for eligible Ontario tourism expenses to encourage them to safely discover Ontario in 2021, the year of the Ontario staycation;

☑  Connecting workers in the tourism and hospitality sector and others most affected by the pandemic to training and jobs with an investment of $180.5 million over three years, including a skilled trades strategy, an additional $100 million of dedicated investments through Employment Ontario for skills training, a redesigned Second Career program, and $59.5 million to acquire in-demand skills; and

☑  Providing $500 million over four years to make government services more reliable, convenient and accessible through the Ontario Onwards Acceleration Fund.

In addition, Ontario made $11.3 billion available to improve cash flow for people and businesses through tax and other deferrals, to provide relief during this challenging economic time. This included:

☑  Providing a six-month interest and penalty-free period to make payments for most provincially administered taxes, providing $7.5 billion in relief to help 100,000 Ontario businesses;

☑  Deferring the June 30 remittance of education property tax to school boards by 90 days, which provided municipalities with flexibility to provide property tax deferrals of over $1.8 billion to residents and businesses; and

☑  The Workplace Safety and Insurance Board allowing a six-month deferral of premium payments, providing up to $1.9 billion in financial relief to employers.

[1]

Estimated total municipal and provincial relief reflects assumptions about potential rate of municipal uptake of the small business property subclass, the extent of the rate reduction applied to the subclass, and provincial matching of the municipal relief.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

A Comprehensive Plan to Reduce Job-Killing Electricity Prices

More Competitive Electricity Prices for Growth and Job Creation

Time and time again, employers considering Ontario as a place to expand or do business have decided to invest elsewhere, in part due to the province’s high commercial and industrial electricity prices. In the 2020 Budget, the government is outlining a plan to reduce the burden on employers of high-cost contracts with non-hydro renewable energy producers, which will be wound down once and for all.

These high-cost contracts were entered into by the previous government for energy that Ontario does not need at a price that employers cannot afford. In 2009, the previous government introduced the Green Energy Act, which led to high-priced contracts for electricity derived from wind, solar and bioenergy. By signing thousands of these high-priced 20-year contracts with renewable energy producers, the previous government set Ontario on a path of higher prices and lost jobs, culminating in the need for this government to act.

“One of the key competitive negatives for manufacturing in Canada is the high Ontario cost of electricity ... these are costs that our American factories don’t face.”

Scott Bell

President and Managing Director

General Motors Canada

Since 2008, the year before the Green Energy Act was established, the total cost of Ontario’s electricity system, including for the generation and delivery of power to consumers, has increased significantly. For instance, system costs have jumped from $14.5 billion in 2008 to $21.9 billion in 2019, an increase much higher than the rate of growth in overall consumer prices. Approximately 18 per cent of electricity system costs in 2019 came from high-cost contracts entered under the previous government for wind, solar and bioenergy. However, they only provide about eight per cent of the electricity generation supply.

Electricity prices in Ontario rose as a result. As demonstrated in Chart 1.6, the price of electricity for industrial employers increased by 37 per cent from 2008 to 2019, while commercial employers have seen their electricity commodity costs increase by about 118 per cent over the same time period. These increases far outpaced the overall rate of consumer price inflation (21.4 per cent) over the same period. That means the increase for commercial employers was about five times higher than the rate of inflation.

Section C: Recover — Creating the Conditions for Growth

The rising cost of electricity has made Ontario a less attractive place to do business. As a result, the people of Ontario have missed out on jobs and opportunities as employers in industries like mining, steel and manufacturing pass over the province in search of a more competitive business environment.

Although this was an issue before COVID-19, the pandemic has made fixing this problem an urgent priority that must be addressed if Ontario is going to compete successfully to attract new investments, as governments around the world plan for a recovery from the global recession.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Reducing Job-Killing Electricity Prices

Starting on January 1, 2021, a portion estimated at approximately 85 per cent of these high-cost wind, solar and bioenergy contracts, entered into under the previous government, will be funded by the Province, not ratepayers. Removing these costs from electricity bills will result in medium size and larger industrial and commercial employers saving about 14 and 16 per cent respectively, on average, on their electricity bills. This new policy will provide lower and more stable prices for Ontario’s electricity supply.

As shown in Charts 1.7 and 1.8, an illustrative example of industrial (Class A) and commercial (Class B) consumers, such as an automotive parts manufacturer and a small hotel, would receive about $382,000 and $130,000 respectively in annual savings. Those savings will not only make Ontario more competitive but can be reinvested by businesses to hire more employees, expand operations and grow the economy.

Ontario’s Clean Energy Advantage

In 2019, approximately 94 per cent of Ontario’s electricity supply was produced from zero carbon emitting sources, including 58 per cent from nuclear and 24 per cent from hydro. Investors are increasingly concerned about environmental, social and governance issues, and manufacturers in Ontario are using clean electricity while competing with businesses in Michigan, Ohio and Tennessee that are still significantly powered by coal-fired electricity generation. Ontario’s clean electricity supply, at a competitive price, can provide the province with an advantage in attracting investment.

Section C: Recover — Creating the Conditions for Growth

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Because most of the contracts entered into by the previous government will be in place over most of the next decade, the government’s action will provide significant, multi-year relief to employers and more certainty on electricity costs as they plan for their future investments, helping to create jobs in Ontario.

In addition, because Ontario’s supply of electricity has large fixed costs, when demand is low or declines, this typically results in higher prices for commercial and industrial employers. By making Ontario’s electricity prices more competitive, there is an opportunity to grow electricity demand by attracting investments from energy intensive businesses that have avoided Ontario due to higher costs. Increasing industrial and commercial electricity consumption can help spread the fixed system costs over more users, which can help reduce the average price for other commercial and industrial employers.

Section C: Recover — Creating the Conditions for Growth

What This Means for Employers

This initiative will help all of Ontario’s industrial sectors, with the percentage benefits varying depending on individual consumption patterns. For example, auto manufacturing and the chemical industry will tend to see a larger reduction in their electricity bills, as they currently tend to pay higher electricity prices. These industries, due to the nature of their operations, have not been able to take full advantage of the Industrial Conservation Initiative (ICI), which allows eligible larger industrials to reduce their electricity prices by reducing their electricity demand during peak periods during the year.

The pulp and paper sector is estimated to have a lower percentage decrease in price, as they are generally able to lower their electricity prices by avoiding peak electricity consumption times. Since pulp and paper companies’, as well as mining companies’, electricity costs account for a higher percentage of their total costs, this initiative will still provide these companies with a significant overall cost savings, helping to improve their competitiveness. In addition, qualifying large Northern industrial companies, including pulp and paper and mining companies, that are in the Northern Industrial Electricity Rate (NIER) program receive an additional 2 cents per kilowatt-hour rebate on eligible consumption.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Making Ontario Competitive

Reducing Ontario’s electricity prices for industrial and commercial employers to an estimated 8.05 and 14.31 cents per kilowatt-hour (¢/kWh), on average, respectively, will reduce average prices to below the average in the United States. This has significant implications for employers that are choosing between Ontario and the United States to expand or set up shop.

Based on U.S. studies on the economic impact of changing electricity prices on manufacturing employment,2 it is estimated that the reduction in the average price of electricity for industrial users in Ontario would, over time, result in the creation or retention of up to 29,000 jobs in the manufacturing sector alone.

[2]	Kahn, Matthew E., and Erin T. Mansur, 2013. “Do Local Energy Prices and Regulation Affect the Geographic Concentration of Employment?”, Deschenes, Olivier, 2012. “Climate Policy and Labor Markets.”

Section C: Recover — Creating the Conditions for Growth

This initiative is in addition to the benefits of other programs that are being maintained to provide electricity cost relief to eligible companies, such as the Northern Industrial Electricity Rate program and the Industrial Conservation Initiative (the latter program is also designed to provide electricity system benefits). Taken together, these measures provide greater stability and cost predictability for Ontario’s employers, supporting economic activity and job creation, while the Ontario Electricity Rebate continues to protect households, farms and small businesses, including main street restaurants and retail shops, as Ontario emerges from COVID-19 and continues down the path to economic recovery.

A Plan to Responsibly Wind Down High-Cost Contracts

Under previous governments, the electricity system became increasingly burdened with high costs, including high-priced long-term contracts for electricity that Ontario did not need and at prices consumers could not afford.

The government is committed to fixing the previous government’s mess. While the Province is making a significant investment to provide long-term electricity cost relief to help Ontario’s job creators, the fiscal impact of directly funding a portion of the costs of these contracts for wind, solar and bioenergy is expected to decline year over year, as the cost of the 20-year contracts signed starting in the mid-2000s begins to decline as these contracts expire. By about 2040, no further provincial funding would be required to subsidize the cost of these contracts. The government has already taken action to reduce system costs and will continue to do so as these contracts are wound down.

It took a generation to create this problem. Unfortunately, it will take a generation to fix it. The plan starts now.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Section C: Recover — Creating the Conditions for Growth

Reducing Taxes on Jobs

Reducing Property Taxes for Job Creators

Among the many financial challenges caused by COVID-19, businesses continue to bear fixed costs even while serving fewer customers — either because of public health restrictions or because it takes time for people to feel confident re-engaging with the economy. These costs are expenses that continue despite a business not operating at all or operating at lower than normal capacity and are effectively job-killing taxes.

Property taxes are one of the most unavoidable costs businesses face. In Ontario, there is currently a wide range of Business Education Tax (BET) rates across the province. This creates an unfair challenge for businesses operating in communities with higher rates, impacting their competitiveness. Ontario has heard loud and clear from municipalities and employers that, as the province recovers from COVID-19, addressing this variation in BET rates would reduce regional tax unfairness and

“We believe... that current provincial tax policy with respect to setting business education property tax rates is a significant factor that is negatively affecting economic development and conditions in London and the surrounding region.”

Ed Holder

Mayor, City of London

make the entire province more competitive. As a result, Ontario is acting immediately to reduce high BET rates by $450 million in 2021. This provides relief now and in the future.

This tax reduction will reduce all high BET rates to a rate of 0.88 per cent. This represents a reduction of 30 per cent for the many businesses that are currently subject to the highest BET rate in the province. These reductions will benefit over 200,000 business properties, or 94 per cent of all business properties in Ontario.

To ensure this measure does not have a financial impact on school boards, the Province will adjust payments to school boards to offset the reduction in education property taxes.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Cutting property taxes and the government’s comprehensive electricity plan result in significant savings for businesses that can be reinvested for growth and job creation. Illustrative examples of these savings are shown in charts 1.12 and 1.13.

Section C: Recover — Creating the Conditions for Growth

Property Tax Relief for Small Businesses

As employers continue to navigate COVID-19, some municipalities have asked for additional property tax tools that would provide targeted tax relief to small businesses and increase business competitiveness.

In response, Ontario is acting, so that beginning in 2021, municipalities would be able to provide a property tax reduction for eligible small businesses through the adoption of a new optional small business property subclass. The Province will consider matching these municipal property tax reductions in order to further reduce taxes on jobs now and in the future.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Lowering Payroll Taxes for Private-Sector Employers

The Employer Health Tax (EHT) is a tax on jobs paid by employers on their total Ontario payroll, with a top rate of 1.95 per cent. Eligible private-sector employers receive an exemption, so that they do not pay EHT on a certain portion of their payroll. In 2019, that exemption amount was set at $490,000, meaning that eligible employers did not have to pay EHT on the first $490,000 of their payrolls.

When the COVID-19 outbreak struck Ontario, the government acted quickly to help private-sector employers with their 2020 payroll taxes by more than doubling the EHT payroll exemption from $490,000 to $1 million. With this additional relief, about 90 per cent of Ontario private-sector employers are exempt from paying EHT this year.

The government is proposing to support private-sector employers further by making this $1 million payroll exemption for EHT permanent, as they weather the current challenges brought on by COVID-19, while also helping build the foundation for a strong provincial economic recovery.

Starting in 2021, this proposed exemption increase would provide additional annual tax relief (estimated at $360 million in 2021–22). About 57,000 employers would benefit in 2021, of whom 30,000 would no longer pay any EHT. This measure would mean that eligible private-sector employers would save up to a total of $19,500 annually in EHT going forward. However, Ontario’s largest employers (with over $5 million in payroll) will continue to pay EHT.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Restaurant with a $700,000 Payroll

A restaurant with a payroll of $700,000 would have owed $4,095 in EHT with the $490,000 exemption in effect in 2019. Doubling the exemption to $1 million would mean this employer would owe no EHT on the same payroll in each of 2020 and 2021. Over these two years, the restaurant would save a total of $8,190 in EHT. This employer would continue to pay no EHT going forward until the restaurant’s annual payroll size exceeded $1 million. See Chart 1.15.

Section C: Recover — Creating the Conditions for Growth

Ontario Building Contractor with a $1.5 Million Payroll

An Ontario building contractor with a payroll of $1.5 million would owe $19,695 in EHT with the $490,000 exemption in effect in 2019. Increasing the exemption to $1 million would mean that this employer would owe only $9,750 on the same payroll in each of 2020 and 2021, saving over half of the EHT they would otherwise have paid. Over these two years, the building contractor would save a total of $19,890 in EHT. This employer would continue to benefit from a reduced EHT going forward, until the contractor’s annual payroll size exceeded $5 million. See Chart 1.15.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Retraining and Skilled Trades

Many workers in Ontario lost their jobs as a result of the COVID-19 pandemic. Between February and May 2020, employment declined by 1,156,500, or 15.3 per cent, and the unemployment rate increased from 5.5 per cent to 13.6 per cent. Among those most impacted by the pandemic include workers in sectors such as tourism and hospitality, youth aged 15 to 24, females and workers with lower wages. While there has been a strong recovery in jobs, employment in September remained 318,500 jobs below its pre-COVID-19 level and unemployment remained elevated at 9.5 per cent. By connecting workers most impacted by COVID-19 with the training they need, and helping industries find the skilled workers they need to grow, jobs can be created and Ontario’s recovery can be supported.

To help people retrain and upgrade their skills, the government is investing an additional $180.5 million over three years in micro-credentials, employment services and training programs, including apprenticeships. The Province is taking comprehensive action to help get people back to work and contribute to Ontario’s economic recovery, including a focus on the groups and sectors most impacted by the pandemic.

COVID-19 Recovery Assistance Skills Plan

The Province is committing $100 million in funding for 2020–21 through Employment Ontario for skills training programs for workers most affected by COVID-19. This dedicated funding will help more workers and job seekers get advice, training and other assistance they need to upgrade their skills and find good jobs.

Section C: Recover — Creating the Conditions for Growth

Ontario’s Skilled Trades Strategy

The Skilled Trades Strategy will modernize Ontario’s skilled trades and apprenticeship system and help enable the province’s economic recovery by breaking the stigma, simplifying the system and encouraging employer participation.

Three Pillars of Ontario’s Skilled Trades Strategy

Breaking the Stigma	Simplifying the System	Encouraging Employer Participation

Expanding Pathways:

•  Ontario Youth Apprenticeship Program

•  Skills Ontario

•  Pre-Apprenticeship Training Program

•  COVID-19 relief for Pre-Apprenticeship providers

Education Strategy:

•  Youth Advisors

•  Specialist High Skills Major

Providing Easier Access:

•  Skilled Trades Panel

•  Tools Grant

•  Grant for Apprentice Learning

•  Apprentice Development Benefit

•  Digital Portal

Training Delivery Agents:

•  In-Class Enhancement Fund

•  Apprenticeship Capital Grant

•  COVID-19 Health and Safety Support

Connecting Businesses with Talent: • Skills Development Fund • Achievement Incentive • Group Sponsorship Grant • Training Opportunities through Major Infrastructure Projects

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Breaking the Stigma

To help young people and their parents recognize the skilled trades as exciting, fulfilling and well-paying careers, the Province is working to erase the stigma around blue-collar jobs. Some of the Province’s key initiatives in 2020–21 to attract and train youth in the skilled trades include:

•

Investing $17 million to increase awareness of careers in the skilled trades through the Ontario Youth Apprenticeship Program, which works to present high school students with opportunities to learn about work in the trades, and/or train as apprentices while completing their Ontario Secondary School Diploma;

•	Boosting funding by $6 million through Skills Ontario to increase awareness of the trades among elementary and secondary school students;

•

Investing $21 million in Ontario’s Pre-Apprenticeship Training program, giving students and graduates exposure to a variety of good jobs in the skilled trades. The program is free for participants and includes a work placement;

•	Providing an additional $500,000 to pre-apprenticeship training service providers to assist them with implementing COVID-19 health and safety measures during the pandemic;

•	Appointing three Youth Advisors to reduce stigma and make the trades a viable first choice for young people; and

•

Investing $42 million in Specialist High Skills Major programs. This program enables students in Grades 11 and 12 to complete sector-specific courses, earn valuable industry certifications and gain important skills on the job through cooperative education placements.

Simplifying the System

To make it easier for people to be part of the skilled trades, the Province is investing an additional $75 million over the next two years, starting in 2020–21 to simplify the system and remove obstacles for apprentices to begin their careers by:

•

Appointing a five-member Skilled Trades Panel to provide recommendations on ways to modernize the skilled trades and apprenticeship system, including compliance with compulsory training and certification requirements;

•

Investing $2.5 million this year and $7.5 million next year to launch the new non-repayable Tools Grant, which provides between $400 and $1,000 to apprentices to assist with the costs of purchasing trade-specific tools and equipment;

•	Investing $5.8 million in the Grant for Apprentice Learning to support those not earning income while attending in-class training, including a boost of $1.3 million this year and next year;

•

Investing $24 million in the Apprentice Development Benefit to supplement EI benefits for eligible apprentices attending full-time in-class training, including a boost of $4 million this year and next year;

Section C: Recover — Creating the Conditions for Growth

•	Investing $4.7 million in 2021–22 as part of a multi-year commitment towards the development of a new user-friendly digital portal to support the skilled trades and apprenticeship system in Ontario;

•

Committing a total of $211.9 million in the In-Class Enhancement Fund in 2020–21 and 2021–22 to support training providers to deliver higher quality training, including a boost of $11.8 million this year and $22.3 million next year;

•

Investing an additional $10 million in 2021–22 in the Apprenticeship Capital Grant to help training providers upgrade their facilities with state-of-the-art and modern equipment, for a total investment of $24 million; and

•

Investing $5.1 million to assist training delivery agents with implementing COVID-19 health and safety measures, including purchasing personal protective equipment (PPE), cleaning products and digital supports.

Encouraging Employer Participation

In 2016, nearly one in three journeypersons in Ontario was age 55 years and older.3 To increase employer participation in sponsoring and hiring trained apprentices, the Province is:

•

Establishing a new Skills Development Fund, which will provide $30 million, over two years beginning in 2020–21, to support a blend of operational and capital enhancements for non-college training providers, businesses and associations that train apprentices;

•	Investing $21 million in 2020–21 in a new Achievement Incentive Grant to encourage small- to medium-sized employers to train apprentices towards program completion and trade certification;

•

Supporting business participation by investing $20 million in 2020–21 for a new Group Sponsorship Grant to encourage small- to medium-sized employers to come together to provide a full scope of training and on-the-job mentorship for apprentices; and

•	Working with industry on workforce planning for major infrastructure projects to ensure that Ontario is playing a leadership role in efforts to increase apprenticeships.

Together, these changes will ensure that skilled trades in Ontario grow and meet future demands by connecting employers with the talent they need.

[3]	Statistics Canada, 2016 Census.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting Workers to Acquire In-Demand Skills

Micro-credentials provide learners with rapid training opportunities to acquire in-demand skills mostly in the private sector. This includes offering a quick pathway to employment for workers who lost their jobs as a result of the COVID-19 pandemic. The Province is investing $59.5 million over three years to support Ontario’s first micro-credentials strategy, which will help people retrain and upgrade their skills to find new employment. The funding will help:

“The university sector is a key ally in Ontario’s economic recovery. We strongly urge investments in the creation of micro-credentials and particularly those with work-integrated learning.”

Jill Scott

Provost and Vice-President, Academic Affairs

University of Ottawa

•	Create an online portal to access micro-credential training opportunities;

•

Create a fund to incent the development of new micro-credentials that respond to regional labour market needs and strengthen partnerships between postsecondary institutions, training providers and employers, distributed through a competitive call for proposals;

•	Launch a public awareness campaign to promote micro-credentials among learners and employers;

•	Expand Ontario Student Assistance Program (OSAP) eligibility to include students enrolled in ministry-approved, quality-assured micro-credentials programs; and

•	Work with eCampus Ontario and other partners to develop a virtual passport that issues and tracks a person’s learning experiences to set the foundation for lifelong learning.

Redesigning Second Career

COVID-19 has had a significant impact on Ontario’s labour market. This is why the government is redesigning the Second Career program to support workers laid off due to COVID-19 by making it easier for them to retrain and upgrade their skills. The redesign will:

•	Prioritize and give faster access to Second Career for laid-off workers from low-skill occupations in sectors most impacted by COVID-19 in 2020;

•	Focus on short-duration training up to 52 weeks, including micro-credentials that lead to in-demand jobs in order to be more responsive to labour market conditions;

•	Help clients to train in occupations that are in demand within local communities and in priority sectors; and

•	Begin to digitize the application process in a more user-centred and efficient way.

Section C: Recover — Creating the Conditions for Growth

The redesign consists of two phases with the first phase to begin fall 2020 and would include short term adjustments to strategically refocus the program within the current context of COVID-19 and economic recovery. The second phase will modernize Second Career and continue to align with other workforce development and training initiatives.

Giving Workers New Pathways to Good Jobs

The Province is investing $37 million in employment and training services to help more than 15,000 people train for new jobs and upgrade their skills to fit the evolving needs of Ontario’s economy. The funding will enable trainees to contribute to the province’s economic recovery. The investment will support 86 projects and provide training in high-demand skills like information technology, advanced manufacturing, truck driving, construction and horticulture. The programs include internships and other hands-on learning experiences.

Enhancing Canada-Ontario Workforce Development Agreements

Labour markets across Canada have been impacted by the pandemic, with significant job losses in all provinces. Ontario will be receiving additional funding for the current and following fiscal year under the Canada-Ontario Workforce Development Agreements. This will ensure workers have access to, and are aware of, the training and employment support they need to re-enter the labour market.

Building Pathways to Careers in Corrections

The government is committed to supporting the economic recovery of the province by hiring officers in Ontario’s correctional system. To support access to these jobs, especially for those hardest affected by the COVID-19 pandemic, the government will be compensating the new correctional officer recruits while they are undergoing training to remove barriers to employment in Ontario’s correctional system. This will create job opportunities for those who want to pursue a rewarding career in public safety.

Including Women in Ontario’s Economic Recovery

While COVID-19 has impacted every person across Ontario, female workers have been disproportionally affected.4 Female workers tend to be overrepresented in industries hardest hit by the pandemic, such as accommodation and food services, which saw a 46 per cent employment decline from February to May 2020. As of September 2020, female job losses were 23,000 higher than males.

[4]	Between February and May 2020, employment declined by 17.2 per cent for females and 13.6 per cent for males.
Source: Statistics Canada.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

A successful economic recovery for Ontario must include strong economic participation by women. Ontario is also helping women gain in-demand job skills through initiatives such as expanding micro-credentials that will enable a quick pathway to regaining employment, and the Skilled Trades Strategy. The government is also committing to create up to 30,000 new child care spaces in the next five years, enabling more women with children to participate in the workforce.

By giving every person in Ontario the opportunity to reach their full potential, the province’s recovery will be swifter and more robust, setting Ontario on a path to a strong economic rebound.

Reducing Unnecessary Red Tape

The government has made significant progress to streamline Ontario’s regulatory system. Through the introduction of twice-annual burden reduction and regulatory modernization packages many duplicative or outdated rules that place burdens on businesses, municipalities, universities and colleges, school boards and hospitals have been ended.

As these duplicative and outdated requirements are removed in a careful and meticulous way, the government is committed to ensuring that health, safety and environmental protections are either maintained or improved.

As a result of the government’s progress:

•	The total number of regulatory compliance requirements affecting businesses has been reduced by 4.2 per cent between June 29, 2018 and June 30, 2020; and

•

A total of $331 million in net annual savings in regulatory compliance costs has been achieved to businesses, not-for-profits, municipalities, universities and colleges, school boards and hospitals since June 29, 2018.

In addition, this past October, the Ontario government introduced the Better for People, Smarter for Business Act, 2020. If passed, the Act will modernize regulations and streamline processes to help stimulate productivity and economic growth. Proposed changes in the Act, along with other measures, include:

•	Requiring gas and electric utilities to adopt the Green Button Connect My Data and Download My Data standard to help the people of Ontario understand their energy use and reduce costs;

•	Supporting renewable and alternative fuels and emissions reduction technology;

•	Allowing single traffic studies for an entire specified highway corridor or area to reduce duplication and enable developers to get shovels in the ground faster;

Section C: Recover — Creating the Conditions for Growth

•	Protecting the environment and the health and safety of the people of Ontario by improving hazardous waste tracking;

•	Consulting on amendments to clarify when pre-start reviews are required in factories in order to make it easier for businesses to comply;

•	Making it easier for property developers to get the environmental information they need by moving from a manual paper-based process to a much faster separate alternative digital delivery platform;

•	Requiring water bottling companies to receive support from the host municipality prior to applying for a new or increased permit to take ground water; and

•	Helping intercommunity bus carriers fill service gaps and meet local community transit needs.

The proposed Better for People, Smarter for Business Act, 2020 is the latest in a series of red tape reduction and regulatory modernization efforts to make Ontario more competitive, attract investment and create jobs. By modernizing regulations and streamlining processes, the government is creating a supportive environment that will help businesses regain stability and prepare for future opportunities.

Supporting Ontario’s Sectors

Tourism

2021 – Year of the Ontario Staycation

The magnificence of Niagara Falls. The splendor of the North. The awe-inspiring attractions of Ottawa, the capital city of the greatest country on earth. As a tourist, no matter what you are looking for, you’re likely to find it in Ontario.

And that is good news, because regardless of the trajectory of COVID-19, it is likely that tourism travel within Ontario will be an option sooner than travel beyond our province’s border.

The tourism sector is an important part of Ontario’s economy and will need support to recover from the economic impacts of COVID-19 as the effects of the pandemic diminish.

“To stay competitive in the most dynamic industry in the world and safeguard the livelihoods of hundreds of thousands of Ontarians the tourism industry needs support to encourage Ontarians to travel within the province.”

Beth Potter

President and CEO

Tourism Industry Association of Ontario

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

The government is exploring ways to provide Ontario residents with support of up to 20 per cent for eligible Ontario tourism expenses to encourage them to discover Ontario in 2021 when public health experts advise it is safe to do so. The government is setting aside $150 million for this initiative and will be consulting with stakeholders about the details. An update on this temporary support measure will be announced at a later date.

Supporting Ontario’s Heritage, Sport, Tourism and Culture Industries

When the COVID-19 outbreak began, Ontario’s heritage, sport, tourism and culture industries were among the most heavily impacted. As a result, tourism-related industries, which include food services, accommodations, information, culture and recreation saw a total combined decline of 282,100 net jobs between February and May, or a 37 per cent decline in employment. The government is committed to preserving jobs and supporting businesses in these vital sectors.

“Aside from health care, this pandemic hit the tourism industry first, hit us the hardest, and it’s likely to hit us the longest. Recovery remains a long way off for the travel, tourism, hospitality, and cultural industries. While there is still work to be done, we have been pleased to see some programs introduced by the government that we think will help preserve jobs, preserve businesses, and preserve visitor spending.”

Michael Crockatt

President and Chief Executive Officer

Ottawa Tourism

Tourism Economic Development and Recovery Fund 2020

In August, the government invested $1.5 million through the new Tourism Economic Development Recovery Fund which will support projects that develop innovative tourism products and experiences, drive private-sector tourism investments, bolster workforce development and support tourism operators to learn more through tourism industry associations.

Amending the Travel Industry Act

Regulatory changes were made to the Travel Industry Act, 2002 in the spring to reduce the burden on travel agents and wholesalers impacted by COVID-19. In addition, the government is providing $4.4 million to the Travel Industry Council of Ontario (TICO) to support its operations and waiving its oversight fee this fiscal year. This financial support allows TICO to provide a one-year fee holiday to approximately 2,300 travel agents and wholesalers registered under the Agency.

Section C: Recover — Creating the Conditions for Growth

Tax Supports for Cultural Industries

COVID-19 has disrupted production activity in the cultural industries. To support companies during the pandemic, Ontario Creates has provided program flexibility to applicants to provide immediate cash flow and transformed service delivery by adapting to a virtual environment. Production delays may result in some companies being unable to meet current deadlines for the film and television, interactive digital media and book publishing tax credits. To help companies maintain their tax credit eligibility and to help provide some stability and certainty in uncertain times, the Province is proposing to temporarily extend some timelines and amend some requirements for the cultural media tax credits.

The government will continue to work with cultural industry stakeholders, including the Province’s Film and Television Advisory Panel, to discuss ways to grow high-value cultural industry production in Ontario.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Modernizing Ontario’s Financial Services Sector

Modernizing the Credit Union Sector

It is important that Ontario’s financial institutions remain resilient in order to continue to support economic recovery. Ontario’s 65 credit unions have continued to provide choice and essential services to their 1.8 million members and make valuable services available to communities across the province. To further support credit unions and their members during these unprecedented

“The Credit Union and Caisses Populaires Act of 1994 stands ready for a complete overhaul to help modernize and support credit unions in better serving our members and communities.”

Stephen Bolton

Chief Executive Officer and President

Libro Credit Union

times, the government has taken action to provide additional liquidity support to the sector. While capital and liquidity within the sector remain strong, it is important to prepare for unforeseen challenges, particularly as more consumers and businesses may seek financial relief, such as loan and mortgage deferrals. This is why the Minister of Finance has approved an increase to the Financial Services Regulatory Authority of Ontario’s (FSRA) line-of-credit with the Province, which is designed to allow the regulator to provide emergency liquidity support to credit unions if the need arises.

As the Province looks towards a longer-term economic recovery, now more than ever is the time to ensure that the credit unions and caisses populaires sector is competitive and not constrained by outdated or overly prescriptive legislation and regulations that limit its growth opportunities.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Earlier this year, the government completed a legislative review to modernize the Credit Unions and Caisses Populaires Act, 1994 led by MPP Stan Cho, Parliamentary Assistant to the Minister of Finance. Based on this review, the Province is introducing new modernized legislation to govern this important sector. The new framework would remove outdated red tape and increase choice and convenience, including removing restrictions that currently limit credit unions’ ability to invest and offer services to consumers. This would include allowing credit unions to sell insurance within branches and on their websites, as well as provide opportunities for insurance intermediaries and credit unions to seek mutually beneficial business relationships that could reduce costs. The legislation would also better enable FSRA to operate as a principles-based regulator that maintains the stability of the credit union system, while giving institutions some much needed flexibility. This framework would also help enhance consumer protection through a market code of conduct and a strengthened compliance regime.

The proposed legislation is intended to reduce burden on this key sector, boost competitiveness by expanding business opportunities for credit unions, and promote trust and stability. These changes will allow credit unions to provide more choice and expanded services to their members, including small businesses in the agriculture, hospitality and tourism sectors, as well as hard-working Ontario families in small, rural and remote communities.

The government will continue to work closely with stakeholders on the necessary regulations and with FSRA to develop rules throughout the remainder of 2020 and in 2021. This critical work will enable the new framework to be proclaimed into force in 2022, thereby providing the sector with sufficient time to transition to new requirements.

Reducing Burden in the Mortgage Broker Sector

The government is taking action to support the mortgage brokering, lending and administrating sector. In 2018, the government appointed Attorney General Doug Downey, followed in 2019 by MPP Stan Cho, Parliamentary Assistant to the Minister of Finance, to conduct a review of the Mortgage Brokerages, Lenders and Administrators Act, 2006, as required by the legislated five-year review requirement in the Act. Following completion of their review, Attorney General Downey and MPP Cho provided the government with seven recommendations.

The government has accepted these recommendations and will work with FSRA and stakeholders in this sector to implement the proposals. In doing so, the government will cut red tape for commercial mortgages and private lenders; strengthen regulatory compliance by introducing legislation to increase maximums for administrative monetary penalties and to create a registry for private mortgage lenders; establish new categories of licences; raise education and professional standards for agents and brokers; and reduce regulatory burden in guidance, bulletins and forms. These changes would help ensure that mortgage brokers can better serve the people of Ontario in this challenging time.

Section C: Recover — Creating the Conditions for Growth

Reforming Auto Insurance

In April 2020, the government took quick and decisive action to enable financial relief for auto insurance consumers across the province who were spending less time on the roads due to COVID-19. By encouraging and promoting timely action by insurers, the government enabled nearly $1 billion in consumer savings, affecting 93 per cent of Ontario drivers. The government will continue to monitor the impact of COVID-19 on the auto insurance system to make sure consumers are being treated fairly during these challenging times.

“We commend the government for ensuring auto insurance relief went back to consumers, and that the government has worked to respond to the challenges of COVID in a timely manner.”

Colin Simpson

Chief Executive Officer

Insurance Brokers Association of Ontario (IBAO)

In April 2019, the government released Putting Drivers First: A Blueprint for Ontario’s Auto Insurance System (Blueprint). In the Blueprint, the government committed to fixing Ontario’s broken auto insurance system and making auto insurance more affordable for Ontario’s 10 million drivers.

The next phase of the Blueprint will focus on the following reforms:

•  Increasing competition and innovation in the auto insurance sector by modernizing outdated, burdensome requirements. This includes permitting insurers to electronically terminate policy contracts, with consumer consent, to enable fully digital insurers to operate in Ontario. The government is also proposing to allow FSRA to operate an insurance regulatory sandbox to pilot initiatives that bring new consumer-focused products and services to market more quickly in response to changing consumer

“The government’s proposal to remove red tape in the auto insurance market would allow us to introduce new technology, offer more choice, and ultimately provide people in Ontario with a better product that costs them less — and most importantly, helps them get home safely.”

Pieter Louter

Chief Executive Officer

Onlia

needs. This work would complement recent action taken by FSRA to enable innovative usage-based insurance products to be offered in the market.

•

Improving deterrence of fraudulent activities that drive up auto insurance system costs by proposing changes that would allow insurers to reject vehicle damage claims where misrepresentation or fraud is involved. The government has also established a task force to improve provincial oversight of the towing industry.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

•

Increasing choice for consumers by enabling insurers to offer more coverage options, including optional not-at-fault property damage coverage (known as Direct Compensation – Property Damage) for drivers who may determine that insuring their older vehicle costs more than the vehicle is worth. The government is also proposing to increase convenience for consumers by allowing credit unions to sell insurance in their branch, and online through a subsidiary or partnership.

Supporting the Life and Health Insurance Sector

Protecting financial services, especially for seniors, is particularly important at this time. Ontario has the largest life insurance industry in Canada, with over 70 licensed life and health insurers providing insurance coverage to 8.4 million people. The people of Ontario buy life insurance to provide financial protection for their families. The government is protecting families by proposing legislative amendments to ensure that this sector is not vulnerable to exploitative behaviour by individuals and companies using life insurance policies with side accounts for investment purposes.

Reviewing the Pension Benefits Guarantee Fund

The Pension Benefits Guarantee Fund (PBGF) plays an important role in protecting Ontario employees participating in an eligible defined benefit plan in cases of employer insolvency. The PBGF guarantees the first $1,500 per month per member of pension benefits should an eligible defined benefit pension plan wind up with insufficient plan assets to cover the promised benefits.

The Pension Benefits Act requires a review of the PBGF by May 2021. It is important that the PBGF continues to protect pensioners. This upcoming review will focus on the PBGF’s continued ability to protect pension benefits, particularly now, in the context of the economic uncertainty arising from the COVID-19 pandemic.

The government will report back on the outcome of this review in the 2021 Budget.

Modernizing Ontario’s Capital Markets

Earlier this year, the government established the Capital Markets Modernization Taskforce with the mandate to review and put forward proposals to modernize Ontario’s capital markets regulatory structure. Competitive capital markets have become even more important as a result of COVID-19. Since its establishment, the Taskforce has held extensive consultations with stakeholders both in person and electronically. These consultations have resulted in the release of the Capital Markets Modernization Taskforce Consultation Report in July 2020, containing 47 high-impact policy proposals to transform Ontario’s capital markets regulatory landscape. The Taskforce received over 130 stakeholder submissions from a wide range of stakeholders and is in the process of reviewing these submissions. They are expected to deliver a final report to the Ontario Minister of Finance in the coming months.

Section C: Recover — Creating the Conditions for Growth

Generating, Protecting and Commercializing Intellectual Property

The government recognizes the importance of intellectual property (IP) as a means to compete in the modern economy. Firms with IP assets such as patents, copyrights and trademarks increasingly dominate the global economy. In May 2019, the government created the Expert Panel on Intellectual Property to identify the key challenges impeding the success of Ontario’s innovation ecosystem. Following the recommendations made by the Expert Panel, the government introduced the province’s first Intellectual Property Action Plan in July 2020.

The plan will help drive the province’s long-term economic competitiveness by prioritizing IP creation, protection and commercialization. The government is investing $1.5 million towards the Special Implementation Team on Intellectual Property that has been established to support the government’s plan, which includes four components:

•	Working with postsecondary institutions and research institutes to strengthen mandates related to commercialization entities within their organizations;

•	Strengthening Ontario’s IP literacy by developing standardized, web-based basic and advanced IP education curriculums;

•	Creating a centralized provincial resource entity that will increase access to sophisticated IP expertise and help companies develop IP strategies; and

•	Developing a governance framework for organizations supporting entrepreneurial and innovation activities, which incorporates IP considerations.

Supporting Research and Development

As part of the response to COVID-19, Ontario is proposing to extend reporting deadlines for the Ontario Research and Development Tax Credit to give corporations more time to file a claim. See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

The government is investing in a series of research initiatives to help stimulate the economy and support COVID-19 recovery efforts, including:

•	An additional $2 million for the Ontario Health Data Platform, which will explore opportunities to integrate datasets and support research projects related to the COVID-19 response;

•	An investment of $3.5 million, co-funded with the Canada Foundation for Innovation, to support the operations and maintenance related to Advanced Research Computing in Ontario; and

•	Up to $2 million in funding to enhance collaboration across the research sector.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Invest Ontario

To support the economic recovery from COVID-19 it is more critical than ever to position Ontario as a top tier destination for investment, economic growth and job creation. An important measure to support this objective is the creation of a new investment attraction agency, Invest Ontario.

Invest Ontario will promote the province as a key investment destination, making Ontario more competitive while sending a strong signal to investors that the province is open for business. It will be a “one stop shop” for new businesses and investors. It will move at the speed of business and drive increased economic growth, support strategic domestic firms, and attract business from around the world to create good jobs in Ontario.

When launched, Invest Ontario will include greater business development and deal structuring expertise. Invest Ontario will initially focus on three important sectors where the province has a globally competitive advantage: advanced manufacturing, life sciences and technology. It will build on the many benefits of investing in Ontario including: a good quality of life; a highly skilled talent pool; a strong and growing innovation sector; and a pro-job creation business environment that can help the private sector thrive.

Investing in the Future of Auto Manufacturing

The automotive sector directly employs over 100,000 people in local communities and supports thousands more throughout the supply chain and broader economy. Ontario is also the only subnational jurisdiction in North America with five global automotive assemblers. However, the sector was hard hit in the early onset of COVID-19.

The government is committed to the auto sector and will continue to boost the long-term competitiveness and resilience of the sector, while positioning it as a leader in the next generation of automotive mobility and manufacturing technologies. Building electric vehicles in Ontario is a critical component in securing future investments across the electric vehicle value chain. This is why the government is matching a $295 million investment with the federal government to retool Ford Canada’s Oakville Assembly Complex into a global hub for battery-electric vehicle production. This $1.8 billion project represents one of the most significant investments in the province’s auto sector in a generation and ensures that Ontario continues to be a global leader in automotive manufacturing and innovation. Ford’s Oakville Assembly Complex plant directly employs over 3,000 people and will become one of Ford’s highest volume electric vehicle and battery plants in North America, with the first electric vehicles expected to roll off the production line in 2025. Building electric vehicles in Ontario is also a critical component in securing future investments across the electric vehicle value chain. This includes opportunities for the province’s mining industry because electric vehicle batteries require various minerals found in Ontario’s North.

Section C: Recover — Creating the Conditions for Growth

Ford Canada’s investment demonstrates the success of Ontario’s Driving Prosperity strategy, a plan that leverages Ontario’s automotive strengths and charts a path of growth for the industry. The plan focuses on fostering a competitive business climate, promoting innovation and supporting talent. In Driving Prosperity, Ontario committed to considering strategic partnerships with industry. Securing key investments like the retooling of the Oakville Assembly Complex work towards the plan’s goal of maintaining production volumes and winning new assembly mandates. An electric vehicle investment of this magnitude also helps promote innovation and support talent, and it provides a significant contribution towards a sustainable trajectory for the Ontario automotive sector. In addition, the government’s comprehensive electricity plan, which will reduce electricity costs for the auto sector by an estimated average of 16 per cent, will help improve the competitiveness of Ontario’s auto sector.

The global auto industry is undergoing a fundamental transformation driven by new materials, powertrains and connected and autonomous technologies. Ontario is playing its role in this transformation as it leverages its unique combination of advanced manufacturing; technology expertise, coupled with a deep pool of talent; and, access to abundant natural resources — giving it a major advantage when it comes to designing and building the next generation of vehicles supported by a modern manufacturing and automotive supply chain.

Attracting Startups to All Regions of Ontario

The Province will provide $3.75 million over two years to support work by the Ontario Centres of Excellence and the Toronto Business Development Centre to attract more international startups to Ontario. Both these organizations have longstanding track records of supporting high-growth firms across the province. Leveraging their experience with commercialization, these two organizations will initially focus on attracting emerging companies from India to expand their operations across Ontario and create new jobs for local workers. As a result, Ontario will expand its relationship with a key emerging market economy, which will help to facilitate increased trade and help to increase the pace of innovation in Ontario’s economy.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Promoting Ontario Made Products

The Ontario government is supporting the Canadian Manufacturers & Exporters’ Ontario Made program. In July, the government invested $500,000 from the Ontario Together Fund to support this program, which helps retailers and consumers identify local products through various initiatives, including:

• The creation of a new Ontario Made logo that manufacturers can use to help consumers identify made-in-Ontario products;
• The launch of the new SupportOntarioMade.ca website that connects consumers and supply chain partners to manufacturers of made-in-Ontario products through one directory; and
• Promotion of Ontario Made through a digital newsletter to raise awareness of Ontario goods and products online and through social media.

To date, there are close to 150 participating retailers in the Ontario Made program and more than 1,200 manufacturers have registered over 4,300 products as Ontario Made.

For more information about the Ontario Together Fund, see Chapter 1, Section B: Support — Support for People and Jobs.

Supporting Growth through Interprovincial Trade

Trade with other provinces plays a key role in supporting jobs for businesses across Ontario, and providing opportunities for future growth. This is why the Ontario government is leading efforts to accelerate the removal of internal trade barriers across the country, opening access to more Canadian markets for Ontario businesses.

Growing the Agri-Food Sector

Ontario is investing $25.5 million over three years for the Agri-food Prevention and Control Innovation Program. This initiative will help reduce disruptions in business operations and risks of COVID-19 exposure in the workplace, while supporting the sector’s capacity to continue to supply safe, high-quality and nutritious food. The investment will support efforts to innovate and invest in new technologies, leading to increased efficiencies and productivity and helping to support resilience and long-term sustainability and growth in the agri-food sector. This innovation will further support efforts to modernize workplaces to enhance worker health and safety.

The government is also supporting initiatives to sustain Ontario’s agri-food supply chain and help ensure it is responsive to challenges like the COVID-19 pandemic, as well as weather and market fluctuations.

Section C: Recover — Creating the Conditions for Growth

Helping Ontario’s Forestry Sector Reach its Full Potential

In order to ensure a strong and vibrant forest sector, the government released Sustainable Growth: Ontario’s Forest Sector Strategy in August 2020. This strategy will promote economic growth and job creation and help the sector reach its full potential, improving cost competitiveness, and fostering innovation, new markets and talent. The actions of this strategy will be critical for people in Indigenous, Northern and rural communities who are dependent on the forestry sector as the province recovers from the impacts of COVID-19.

This strategy includes a commitment to putting a Forest Biomass Action Plan in place that secures jobs and encourages sustainability in the forestry sector, while supporting economic development through the use of mill by-products and forest biofibre. To provide support during the COVID-19 pandemic and time for the development of this plan, the Province extended the contract for the Calstock biomass electricity generation facility located in Hearst, to December 16, 2020.

Forest Sector Safety Measures Fund

The federal and provincial governments are partnering to deliver the Forest Sector Safety Measures Fund, which will help vulnerable forest-sector businesses overcome the economic challenges they face due to extra costs incurred for the implementation of COVID-19 safety measures to protect workers and communities. This initiative leverages a $5.3 million federal commitment to the province to help Ontario’s small and medium-sized forestry companies offset these costs, supporting vital jobs in the sector and maintaining critical forest management infrastructure.

Supporting Small Modular Reactors in Ontario

The Province is supporting small modular reactor (SMR) development in Ontario, stimulating the creation of new jobs and supporting the province’s economic recovery. SMR development leverages and provides new opportunities for Ontario’s robust nuclear sector and supply chain — establishing the province as a leader in an emerging worldwide market. Ontario has the potential to export homegrown innovation, technology and services around the world. Ontario is leading the way on SMR development to create a clean reliable energy future across the province and around the world.

In December 2019, Ontario signed a Memorandum of Understanding (MOU) with Saskatchewan and New Brunswick, committing to collaborate on the development and deployment of SMRs. In August 2020, Alberta also announced its intention to enter into the MOU.

In October 2020, Ontario Power Generation (OPG) announced that it is advancing engineering and design work with three developers of grid-scale SMRs: Terrestrial Energy, GE Hitachi Nuclear Energy (GEH), and X-energy. This will position Ontario to be a world leader in SMR development.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting the Environment, Parks and Conservation

The people of Ontario are passionate about the great outdoors and the natural spaces that communities offer. This is why the government is investing in the following suite of initiatives that would help enhance economic recovery, while continuing to support the Made-in-Ontario Environment Plan.

Enhancing Ontario Parks

The tourism sector has been especially negatively impacted by COVID-19. The outdoor tourism sector has increased in importance as people look for more opportunities to safely enjoy the outdoors. Demand to visit provincial parks increased as a direct result of COVID-19 and the disruptions to the travel sector. Upgrades to Ontario Parks facilities and services will support increased visitation and provide an additional boost to the recovery of the outdoor tourism sector. Visitors to Ontario Parks create spin-off benefits to local communities, especially in regions across Southern Ontario and in the North. The government is supporting economic recovery of these communities and tourism businesses to increase visitation and improve fiscal resilience by:

•	Investing one-time funding of $6 million to electrify more campsites, and revitalize and expand the number of roofed accommodations;

•	Providing online delivery to supplement Discovery Education programs; and

•	Amending the Provincial Parks and Conservation Reserves Act, 2006 to increase fiscal sustainability.

These enhancements to Ontario Parks will complement the government’s initiatives to preserve jobs, support businesses and help the tourism sector recover from the impacts of COVID-19. See the 2021 – Year of Ontario’s Staycation section earlier in this chapter for more details.

Preserving and Protecting the Environment

Supporting a Greener Economy

The government has successfully developed a made-in-Ontario alternative to the federal Output-Based Pricing System (OBPS) for emission reductions. In September 2020, the federal government accepted Ontario’s Emissions Performance Standards (EPS) program as an alternative to the OBPS. Ontario’s EPS will help the province achieve its share of Canada’s 2030 emission reduction targets while supporting economic growth.

In August 2020, the government launched Ontario’s first-ever multi-sector climate change impact assessment, anticipated to be released in 2022. This study will include a comprehensive assessment of climate change impacts on Ontario’s communities, economies and the natural environment, and will provide information to help to strengthen the province’s resilience to the impacts of climate change.

Section C: Recover — Creating the Conditions for Growth

Strengthening Conservation Partnerships

Spending time in nature and green spaces has a positive impact on a person’s health and well-being. The government is committed to working with partners and conservation leaders to preserve more areas of significant ecological importance, protect natural areas and promote the importance of healthy, natural spaces.

This is why the government will partially match private contributions to the Greenlands Conservation Partnership with the Nature Conservancy of Canada and the Ontario Land Trust Alliance. This investment of $20 million over four years will be used to help conservation partners purchase new privately owned protected areas, and for the restoration and management of those properties. Through this support, the people of Ontario and future generations will have even more trails and green spaces to use and enjoy.

The government is also looking to expand the quantity and quality of the Greenbelt for future generations. This includes expanding conservation space by exploring the potential to support a large near-urban provincial park at East Humber Headwaters in King Township.

Empowering Earth Rangers

Taking concrete action to address various environmental challenges requires everyone’s collective involvement. To support the environment, the government is investing $100,000 over two years in Earth Rangers, a youth-focused conservation organization dedicated to educating children and their families about biodiversity, inspiring them to adopt sustainable behaviours and empowering them to become directly involved in protecting animals and their habitats. The investment would support Earth Rangers’ efforts to educate children and youth in areas related to several of the government’s important environmental mandates such as species at risk, protected areas, climate change and litter.

Protecting the Great Lakes

Protecting and restoring the Great Lakes is a key commitment in the Province’s Made-in-Ontario Environment Plan. In September 2020, the government committed to investing about $7.5 million to contribute to the health of the Great Lakes and watersheds, an important part of Ontario’s economic prosperity and well-being.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Improving Management of Wastewater and Stormwater Discharges

To further protect the health of communities and ensure that water resources are safeguarded for future generations, the government is investing in several new and innovative wastewater and stormwater programs, which include:

•

$15 million over two years in one-time funding to support municipalities to improve the management of Lake Ontario wastewater and stormwater discharges, to reduce combined sewer overflows and bypasses, lower phosphorus discharges, and ensure the growing population along Lake Ontario can continue to benefit from cool, clean water;

•

$10 million to provide support for wastewater monitoring and public reporting, to improve transparency around monitoring and public reporting of sewage overflows and bypasses from municipal systems in the Great Lakes; and

•

$12 million over two years in one-time funding to establish a pilot for detecting COVID-19 in raw wastewater, which could provide an early warning of COVID-19 outbreaks. This could help the health care sector take early action to safeguard communities. The pilots would inform where to implement more focussed monitoring and the development and application of better decision tools for public health policy.

Participating in the National Disaster Mitigation Program

In response to calls from the provincial government, the federal government announced in July 2020, a two-year renewal of the National Disaster Mitigation Program (NDMP). Ontario will continue its participation in the NDMP in 2020–21 and 2021–22 to make federal funding available to municipalities, conservation authorities and other eligible organizations for flood mapping and flood mitigation projects. This will help reduce the risk of flooding to homes and businesses across the province, contribute to flood preparedness and reduce the economic impacts of flooding over the long term.

Section C: Recover — Creating the Conditions for Growth

Building Infrastructure

The COVID-19 pandemic is having a profound effect on the economy. This is why the Province is taking action to strengthen communities and create jobs by moving forward with key infrastructure investments and accelerating project delivery. For example, the Province is delivering on its commitment to create economic opportunities and connect people in rural, remote and underserved areas through an improved, modern broadband network. Further, strategic investments in transportation infrastructure totalling more than $86 billion over 10 years, such as public transit and provincial highways, will support future economic success by keeping people and goods moving. By investing in infrastructure and connecting communities in every region, the government is making life easier for the people of Ontario and contributing to the growth, renewal and long-term recovery of the province.

Next Phase of Broadband Investments

The COVID-19 pandemic has highlighted the importance of broadband and cellular infrastructure as accessing online services is integral to enabling all people in Ontario to participate in an increasingly digital world. Approximately 12 per cent of households in Ontario — mostly in rural, remote or Northern areas — are underserved or unserved, according to the Canadian Radio-television and Telecommunications Commission (CRTC). The Province is expanding funding for reliable and affordable broadband internet that will improve connectivity in unserved and underserved communities and allow them to attract new development, strengthen local economies and create more well-paying jobs and opportunities.

Up to Speed: Ontario’s Broadband and Cellular Action Plan is investing $315 million over five years to expand broadband deployment to more communities that lack basic connectivity, increasing access in up to 220,000 households and businesses. This funding is expected to generate up to $1 billion in total investment when leveraged with other public and private partner funding. This is an important foundational step in the government’s vision to bring broadband to communities across the province.

The government has already taken steps to improve connectivity across the province. In July 2020, the government launched the Improving Connectivity for Ontario (ICON) program, a $150 million program that is funding innovative local partnerships focused on improving connectivity in underserved and unserved communities by leveraging additional funding from the private sector and other partners.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

The 2020 Budget initiates the next phase in Ontario’s Up to Speed Plan, which includes additional investments of over $680 million over the next four years. This new funding includes an additional $150 million to double the Province’s commitment to the ICON program, as well as other regional initiatives that target unserved and underserved communities. Combined with its prior commitments, this new funding increases Ontario’s investment in broadband to nearly $1 billion over six years beginning 2019–20. These initiatives seek to leverage funding from other levels of government including in some cases, the Canada Infrastructure Bank and the private sector to be viable. The Province continues to call on the federal government to take immediate action to improve internet connectivity for Ontario. The Province is encouraging the federal government to increase and accelerate funding for broadband projects and to collaborate with Ontario to maximize funds available.

Broadband is an enabler for economic recovery and growth, creating direct and indirect jobs and enabling Ontario’s businesses to remain competitive in the global economy. Reliable internet, particularly in rural and regional areas, is also essential to supporting economic productivity, health care, education and agriculture.

Accelerating the Delivery of the New Subway Transit Plan

Building key infrastructure projects faster will create more jobs and attract investment, as well as help restart Ontario’s economic engine. These strategic investments in sustainable public transportation infrastructure play a key role.

The Province has taken measures to accelerate the delivery of the $28.5 billion subway plan — the largest subway expansion in Canadian history — and is calling on the federal government to provide at least 40 per cent of the total costs:

•

The Building Transit Faster Act, 2020 will help expedite the planning and construction process by relocating utilities more efficiently while treating businesses fairly, ensuring the assembly of land required to construct stations, ensuring timely access to municipal services and rights-of-way, allowing the Province to inspect and remove physical barriers with appropriate notification to property owners, and ensuring nearby developments or construction projects are coordinated to avoid delays. These measures could have allowed the Eglinton Crosstown Light Rail Transit (LRT) project, currently under construction, to be completed at least three years faster and transit riders would already be riding the LRT today.

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The Transit-Oriented Communities Act, 2020 will help the Province to work with municipal and regional partners to build more housing, including affordable housing, around transit stations and hubs, create jobs, offset the cost of station construction that would save taxpayers money, build complete communities, increase transit ridership, reduce traffic congestion and stimulate the economy for years after COVID-19.

Section C: Recover — Creating the Conditions for Growth

Transit-Oriented Communities — Connecting People to Places

In July 2020, the Province announced the launch of the Transit-Oriented Communities (TOC) program.

The TOC Program is part of the government’s plan to build new, sustainable transit and will help connect people to places by building vibrant, higher density, mixed-use communities that are centered around transit stations. TOC will create a mix of housing, including affordable housing, create jobs, create complete communities based on good planning principles, increase transit ridership and reduce traffic congestion.

The Ontario government is working collaboratively with the City of Toronto and York Region to support the delivery of the TOC program across the new priority subway projects. The Province is also exploring TOC opportunities for other provincial transit projects including the GO Rail Expansion program and Metrolinx’s Light Rail Transit projects.

The government is committed to proactive collaboration and will engage the public on TOC proposals on a site-by-site basis to ensure the unique needs of local communities are understood.

The government is working closely with its partners to get shovels in the ground.

•

The Province is moving forward with advanced tunneling work for the three-stop Scarborough Subway Extension and the predominantly underground Eglinton Crosstown West Extension. In August 2020, the Province issued a Request for Proposals (RFP) to a short list of teams, inviting them to begin preparing proposals to detail how the projects will be delivered. Contracts will be awarded in mid-2021.

•

The government is delivering the Ontario Line as three separate public-private partnership procurement contracts. In June 2020, the Province issued Requests for Qualifications (RFQs) for two contracts — beginning the process to select the teams who will be responsible for designing, building, operating and maintaining the subway line. The RFQ for the third major contract is expected to be issued in early 2022.

•

Planning and design work is underway for the Yonge North Subway Extension, which will extend the Yonge subway line outside of Toronto from its existing terminus at Finch Station to Richmond Hill Centre, reaching major employment centres in Markham and Richmond Hill.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Supporting Public Transit during COVID-19

In collaboration with the federal government, the Province is delivering up to $2 billion to help Ontario municipalities keep their transit systems running, and relieve financial pressures created by COVID-19 as part of the Safe Restart Agreement. The Ontario government is also providing $15 million to municipalities across the province to support enhanced cleaning of municipal public transit systems to keep passengers and employees safe and help reduce the transmission of COVID-19.

Ontario Builds: Accelerating Infrastructure Initiatives

Ontario is modernizing how key infrastructure projects are built, creating more efficient delivery of much needed public services such as long-term care beds and increased broadband coverage while providing better value on investments.

The Province is building smarter to get shovels in the ground faster for long-term care homes in places like Ajax, Toronto and Mississauga, and is committed to collaborating with hospitals and its municipal partners to accelerate project delivery for the benefit of seniors and their families.

In support of the government’s Open for Business, Open for Jobs Strategy, the Province has introduced proposed legislative amendments to the Building Transit Faster Act, 2020, the Transit-Oriented Communities Act, 2020 and the Public Service Works on Highways Act that would expand provincial accelerating authorities for the delivery of provincial highway and transit projects, as well as transit-oriented communities including affordable housing.

These initiatives could help remove barriers and support the government’s priority to streamline and accelerate the delivery of critical infrastructure projects, and to boost Ontario’s economic recovery from the COVID-19 pandemic, getting more people back to work more quickly.

The Province’s capital plan requires a strong skilled trades and professional workforce. This is why the government is working to help workers and employers seize opportunities by increasing apprentice registration and training opportunities through major infrastructure projects.

Section C: Recover — Creating the Conditions for Growth

Modernizing the GO Transit Rail Network

The Province is making strides towards transforming the GO Transit rail network into a comprehensive rapid transit network — changing the way residents travel across the region. The GO Rail Expansion program will provide two-way, all-day service every 15 minutes over core segments of the network and will nearly double annual ridership by 2055. Early infrastructure and rail corridor work is underway to support the implementation of the GO Rail Expansion program.

•

Procurement is underway to select the team to design and build the GO Rail Expansion On-Corridor Works project, including new fleet, delivering electrification, additional grade separations, track work, signals and new junctions, as well as operating and maintaining the entire GO Transit rail network.

•	Despite the COVID-19 pandemic, the Province continues to move forward with construction on more than 20 GO Rail Expansion early works projects, including:

•	Major improvements and enhancements at Rutherford and Scarborough GO Stations and improvements to station and parking infrastructure at Agincourt, Milliken and Unionville GO Stations; and

•	The Davenport Diamond Rail Grade Separation project on the Barrie GO line, which will improve safety and connections in the community.

•

In August 2020, the Province achieved a major milestone in the transformation of the Kitchener GO line, by completing the excavation of the first tunnel under Highways 401 and 409, which will accommodate two additional tracks, future signaling and communications infrastructure to help increase capacity and support more frequent rail service. Completion of the second tunnel is expected in December 2020.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Enhancing GO Transit Services with Free Wi-Fi

Starting in September 2020, the Province began providing free Wi-Fi for passengers on all GO buses and about 50 per cent of GO trains as part of its commitment to improve public transit across the province. Full rollout on GO trains is expected to be completed in early 2021.

Once connected, riders get free data and will have unlimited access to the GO Wi-Fi Plus content portal where they can enjoy TV shows, audiobooks, e-books, music, podcasts and more.

This initiative will help commuters work more efficiently and will make the onboard experience more convenient and enjoyable for customers.

Prioritizing Transportation Needs in the City of Hamilton

Ontario is keeping its commitment to provide $1 billion in capital funding for transportation and transit projects in the City of Hamilton. The Province established the Hamilton Transportation Task Force, comprised of representatives from the Hamilton region and the City of Hamilton, to work with the government to help shape the future of transportation in Hamilton.

In April 2020, the Task Force released its report which recommended a short list of proposed projects that will improve the access to the transportation network, reduce congestion, and lower greenhouse gas emissions. The Task Force recommended further analysis, which is being undertaken by Metrolinx and Infrastructure Ontario, to determine the proposed project that would best serve the needs of the City of Hamilton.

The Province will work with the federal government and the City of Hamilton to ensure that citizens and businesses of Hamilton get the transit and transportation infrastructure they need and deserve in order to connect people to places and jobs, and to ensure a seamless transit experience.

Section C: Recover — Creating the Conditions for Growth

Building Highways, Roads and Bridges

Investment in infrastructure is a key component of economic recovery. Construction puts local people to work and provides the province with assets that allow people and goods to move more efficiently.

The Province continues to make smart investments in highways, roads and bridges which improve road safety and commutes, support job creation and grow the economy. The government has allocated $2.6 billion in 2020–21 for the rehabilitation and expansion of Ontario’s highways and bridges across the province. To get shovels in the ground faster and get more people back to work, the government is making it easier to build this critical transportation infrastructure which will reduce delays and save taxpayers money.

Accelerating Highway Construction

The Ontario government is looking at ways to accelerate key provincial highway construction projects by identifying and proposing changes that would remove potential bottlenecks, allowing construction to start earlier and finish sooner. This will start Ontario down the road to recovery by getting critical infrastructure projects built faster and creating jobs in communities across the province.

To this end, the Province amended the Public Transportation and Highway Improvement Act in July 2020, and introduced proposed amendments to the Public Service Works on Highway Act in October 2020.

Bradford Bypass

The government is making unprecedented investments in highway infrastructure to connect people, keep roads safe and reliable, and create good jobs as the province continues its recovery.

This government is building on a longstanding commitment to move forward with the construction of the Bradford Bypass after it was put on hold by the previous government. Planning and design work is underway for this new 16.2-kilometre four-lane controlled access freeway that will connect two busy Ontario highways — Highway 400 and Highway 404 — in the Town of Bradford West Gwillimbury and the Town of East Gwillimbury.

The Bypass is part of the Growth Plan for the Greater Golden Horseshoe and will provide a strategic provincial link to support economic development in Simcoe County and York Region. The project will also support both short-term and longer-term economic recovery, address capacity issues, reduce congestion on existing east-west local roads between Highway 400 and Highway 404 and promote the enhanced movement of goods and people along Ontario highways and strategic trade corridors.

The Province is advancing engineering and environmental assessment work, which will allow the Province to begin early works as early as fall 2021.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

The Greater Toronto Area West Corridor

In August 2020, the Province took steps to make commuting and travel easier in the Greater Toronto Area (GTA) by announcing the preferred route for the GTA West corridor — a new 400-series highway and transit corridor across York, Peel and Halton regions. Advancing this corridor will alleviate traffic congestion, improve the movement of people and goods, and support economic growth and job creation.

The GTA West corridor will include a four-to-six lane 400-series highway, separate infrastructure dedicated for transit and passenger stations, as well as intelligent transportation features and truck parking. By 2031, the overall traffic on this route is expected to exceed 300,000 vehicle trips per day.

Preliminary design work and consultations will continue over the next two years, with the Environmental Assessment (EA) expected to be complete in 2022. The preliminary design of the preferred route, which will include associated property requirements, is expected to be released by fall 2021. Once the current study of the area is complete and the EA is approved, the timelines for property acquisition could be established and steps could be taken to advance towards procurement of the corridor.

Section C: Recover — Creating the Conditions for Growth

Ontario Place Development

Ontario offers the world in one province, and Ontario Place should reflect the province’s diversity, culture and pride of people and place. The government is transforming Ontario Place into a world class, year-round destination that will attract local, provincial and international visitors — and could include exciting sport and entertainment landmarks, public spaces and parks, recreational facilities and retail.

Through the ongoing Call for Development process, the government received submissions from around the world to help achieve this vision and bring the site back to life. The development of Ontario Place will encourage investment while ensuring that this unique site on Toronto’s waterfront will once again become the crown jewel of the province.

Building Universities and Colleges

Ensuring a modern and sustainable environment for postsecondary students remains a key priority for the Province in order to support colleges and universities that have been impacted by COVID-19. This is why the government will be making an investment in critical maintenance, repairs and upgrades of $466 million in capital grants over three years starting in 2020–21 for Ontario’s universities and colleges. This investment will allow institutions to modernize classrooms, upgrade technology and improve their environmental sustainability, while continuing to deliver a safe experience for students that were welcomed back to campus this fall.

Providing high-quality postsecondary education that is accountable, accessible and affordable is important in order to meet the current and future needs of Ontario’s labour market. To address these needs, the Province moved forward to update the Major Capacity Expansion Policy Framework to encourage the responsible expansion of new postsecondary campuses. This updated framework will ensure that future campus expansions align with government priorities, including lower costs to taxpayers, meeting local labour market needs, and are in line with regional economic, community support and industry partnerships.

As a first step under this updated framework, the government announced support in July 2020 for York University’s Markham Centre Campus. This new campus, which is expected to open in fall 2023, will provide students with access to high-quality education and with on-the-job learning opportunities to prepare them for the jobs of the future. In addition, the Markham Campus is also projected to generate over $350 million in economic benefits and create an additional 2,000 jobs in the community.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Implementing the Investing in Canada Infrastructure Program

The Investing in Canada Infrastructure Program (ICIP) is a 10-year program that provides up to $30 billion in total funding, including $10.2 billion in provincial funding across the program’s four streams: Rural and Northern Communities Infrastructure; Green Infrastructure; Community, Culture and Recreation Infrastructure, and Public Transit. More recently, the federal government announced a new temporary COVID-19 Resilience stream.

To date, the Province has nominated over 760 projects to the federal government under these four streams. The Ontario government is encouraging the federal government to move quickly to approve projects, in order to support people and their communities. Further delays in approving projects are preventing the people of Ontario from benefiting from much needed investments that are intended to create jobs and provide valuable infrastructure to communities.

Ontario is committed to working with the federal government to rebuild the economy and build healthy and safe communities across Ontario through federal–provincial programs like the Investing in Canada Infrastructure Program (ICIP). The Province will continue to work closely with the federal government and municipal governments to support strategic investments to support jobs and economic growth.

COVID-19 Resilience Stream

In August 2020, the federal government announced a new temporary COVID-19 Resilience stream as part of ICIP. Provinces and territories have the option to transfer up to 10 per cent of their initial allocation under the Investing in Canada Infrastructure Program towards the COVID-19 Resilience stream to benefit from up to an 80 per cent federal cost share or 100 per cent federal cost share for Indigenous projects. This new stream will provide Ontario with the ability to support additional infrastructure priorities across the province.

The Province is partnering with the federal government to provide over $1 billion in funding to support health and safety through the accelerated delivery of priority municipal infrastructure projects as well as investments to retrofit schools and long-term care homes. Projects under this new stream will accelerate economic recovery by creating more jobs, providing more opportunities for local businesses, and improving the quality of life in these communities in response to COVID-19. The Province will work with the federal government to support municipalities, First Nations, as well as school boards and long-term care homes to get projects underway as soon as possible.

Section C: Recover — Creating the Conditions for Growth

Rural and Northern Communities Infrastructure Stream

Under the Rural and Northern Communities Infrastructure stream of the ICIP, the Ontario government is supporting the development and renewal of critical infrastructure in rural, Northern and remote communities. Application intake for this stream closed on May 14, 2019 and to date, 143 projects have been approved by the federal government. Through this stream, approximately $500 million in total funding will be unlocked to support investments in road, bridge, air and marine infrastructure projects nominated to the federal government by Ontario. These investments will create jobs and help create economic opportunities for rural and Northern communities in Ontario.

Green Infrastructure Stream

The Green Infrastructure stream of the ICIP supports the reduction of greenhouse gas emissions, enables the development of more resilient infrastructure, and ensures communities can provide clean air and safe drinking water for the people of Ontario.

The first application intake of the Green Infrastructure stream launched on October 28, 2019 and closed on January 22, 2020. Through this intake, approximately $200 million provincial and federal funding was allocated for communities with populations under 100,000, including municipalities, First Nations and other partners. This intake focused on critical health and safety projects to improve water, wastewater and stormwater infrastructure while driving economic growth in communities across the province. Ontario has nominated 76 projects to the federal government and continues to work with the federal government to finalize approvals.

Community, Culture and Recreation Infrastructure Stream

Ontario launched the Community, Culture and Recreation Infrastructure stream of ICIP on September 3, 2019, and the application intake closed on November 12, 2019. This program elicited significant demand. The federal government is currently reviewing funding applications for projects under this stream, which could unlock up to $1 billion in total funding for priority projects across the province. Investments will be allocated to community, culture and recreational projects such as community centres and cultural and recreational facilities, which is intended to deliver vital services for communities and improve the quality of life for the people of Ontario.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Public Transit Stream

Strategic investments in sustainable public transit and active transportation, as well as road and bridge infrastructure, are examples of the government taking decisive action to support families, businesses and communities. The Province continues to implement the Public Transit stream of ICIP, which will unlock $20.8 billion to support transit priorities in municipalities across the province.

Ontario is investing $7.3 billion in public transit infrastructure across the province, over 10 years, through the ICIP. The Province has nominated 270 transit projects to the federal government from 62 municipalities, which represents approximately $1.1 billion in provincial contributions.

The Province has formally nominated the four priority subway projects to the federal government — the Ontario Line, the three-stop Scarborough Subway Extension, the Yonge North Subway Extension and the predominantly underground Eglinton Crosstown West Extension — in the City of Toronto and York Region. Additionally, the Province has nominated the Bloor-Yonge Station Capacity Improvement Project and the SmartTrack Stations Program. The Province and its municipal partners are calling on the federal government to formally commit to Ontario’s four priority subway projects. Ontario is seeking at least 40 per cent of the total cost of the $28.5 billion for the four priority subway projects.

Section C: Recover — Creating the Conditions for Growth

Investing in the Lou Fruitman Reena Residence

The COVID-19 pandemic has presented the people of Ontario with unforeseen economic challenges and safety concerns. While COVID-19 has had impacts on everyone, vulnerable populations are especially at risk. As part of addressing these needs, the government is contributing over $3 million in 2020–21 to the construction of the Lou Fruitman Reena Residence in York Region.

The Lou Fruitman Reena Residence will deliver services and provide housing for individuals with developmental disabilities and other vulnerable persons. The provincial investment will go towards accessibility enhancements for 30 units and programming space for employment services and wellness programs.

With the capital investment, Ontario is leveraging existing commitments from federal and municipal governments as well as private donors, to ensure that the project can deliver its valuable services and promote the health and economic well-being of the people of Ontario.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Modernizing Government

The world has changed, and government must change with it. This is why making Ontario’s programs and frontline services more convenient, reliable and accessible is vital. This transformation will help support economic growth in the province.

Since the onset of the COVID-19 pandemic, the government has moved even more quickly to adapt and update programs and services that the people of Ontario rely on. There is still more to do. In October, the Province released Ontario Onwards: Ontario’s COVID-19 Action Plan for a People-Focused Government, a plan to make government more effective for the people of Ontario.
Moving Ontario Onwards

Through Ontario Onwards, the government will help make the lives of people and businesses simpler. The government is committed to making Ontario the leading digital jurisdiction in the world. To get there, the government has set ambitious targets. In the next two years:

•	70 per cent of the services the people of Ontario use most, like enhanced virtual health care and business permit approvals, will be available digitally;

•	50 per cent of the most common ways the people of Ontario interact with government, like renewing their driver’s licences, will be digital; and

•	75 per cent of citizens and businesses will be satisfied with Ontario’s digital services, as measured through customer experience surveys.

But digital first does not mean digital only. Physical ServiceOntario locations will continue to offer the same services and supports, so that people who want to use them can do so. But this is just the start of the journey.

Section C: Recover — Creating the Conditions for Growth

Four Pillars of the Ontario Onwards Action Plan

1.

Making government services more digitally accessible and making Ontario a leading digital jurisdiction worldwide by implementing initiatives like Digital Identity. When fully implemented, a digital identity will enable easier access to services across all levels of government, as well as in the private sector. A senior could confirm a doctor’s appointment online or better enable a caregiver to access records and help manage their care. A parent could more easily access their children’s immunization records and a small business owner will be able to seamlessly apply for permits and licences and cut through red tape. Digital identity could help streamline requirements and remove government burden by enabling the sharing of necessary information with each area and level of government.

2.

Reducing red tape and simplifying policies to make life easier for the people and businesses of Ontario while ensuring appropriate protections are in place. Initiatives such as reducing barriers for development and construction approvals and untangling Ontario’s permitting requirements will save businesses money while letting them spend less time on unnecessary paperwork. The government is also committed to coordinating inspectors’ visits to factories and worksites in the most efficient manner possible, instead of subjecting businesses to multiple, uncoordinated days of inspections that slow productivity.

3.

Improving government purchasing by leveraging the combined bulk-buying power of the province, while taking advantage of world-class capabilities of local Ontario businesses. Challenges sourcing critical supplies and equipment, including personal protective equipment (PPE), during the COVID-19 pandemic reinforced the need to improve the current approach. Centralizing procurement will accelerate the work to transform and modernize how the government purchases goods and services so the people of Ontario can have the supplies they need when they need them.

4.

Creating more responsive and flexible public services so citizens can get what they need faster and easier. The COVID-19 pandemic reinforced the need for the Ontario Public Service and the Broader Public Sector to revisit how they serve the people of the province. Government processes will be made more efficient, including redesigning complicated, confusing forms and applying the principles of Lean to ensure that work on the front lines, and behind the scenes, brings value to the people of Ontario. Core processes, such as approvals for program or permit applications, will be redesigned so citizens can get what they need faster and easier. The government will also work to expand the collection of provincial public-sector workforce data to increase transparency and accountability and make more effective use of public resources.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

The new Ontario Onwards Acceleration Fund will help with the implementation of projects that will make a difference in how people and businesses experience services in Ontario. It will support the scale-up of new and innovative ideas that will lay the groundwork for longer-term change. The Fund will encourage and accelerate transformation across government by supporting innovative ideas and providing opportunities to pilot new technologies. By focusing on outcomes and user needs, it will ensure public funds are directed to projects and programs that matter to people and businesses.

This investment will bring a sharper focus to efforts that are able to demonstrate measurable, evidence-based results for continuous improvement in government. This reinforces the government’s commitment to put the people at the center of everything it does.

The moving Ontario’s justice system forward, Supply Ontario and the ServiceOntario customer experience enhancements initiatives highlighted below are three examples of key Ontario Onwards Action Plan initiatives.

Moving Ontario’s Justice System Forward

The government is building a more accessible, responsive and resilient justice system by establishing new and innovative ways of delivering services in person and online. From the onset of the COVID-19 pandemic, the Ministry of the Attorney General has been working with its justice sector partners to move Ontario’s justice system forward through innovation, transformational technology investments, and modernizing court processes and procedures. This includes supporting new ways of conducting court proceedings virtually and adopting online methods for interacting with the justice system to reduce the need for visiting courthouses. These changes will make it easier, faster and more affordable for the people of Ontario to access the justice system no matter where they live.

The government is rethinking how it invests taxpayers’ money in courthouses to ensure the justice system is accessible, responsive and operating in a way the people of Ontario would expect in the 21st century. Investing in new technology, reimagining how courthouse space is used and adopting best practices from leading jurisdictions around the world will provide the people of Ontario with a modern experience when they need to interact with the justice system.

The demands on the justice sector throughout COVID-19 have highlighted that Ontario requires a more accessible, responsive and resilient justice system in order to deliver services remotely, in person and online. The government agrees with its justice sector partners that the sector cannot go back to the old way of doing things and is committed to continuing to move Ontario’s justice system forward.

Section C: Recover — Creating the Conditions for Growth

Establishing Supply Ontario to Secure Critical Supplies

The COVID-19 pandemic revealed challenges in securing critical supplies and equipment such as personal protective equipment (PPE) to safeguard the people of Ontario, including frontline workers and vulnerable persons. Since the onset of the pandemic, Ontario has been procuring these supplies and equipment through its traditional suppliers as well as working directly with manufacturers, including Ontario-based vendors that were able to retool and respond to Ontario’s call to action. Building on this critical need, Ontario is establishing Supply Ontario, a centralized supply chain agency to:

•	Stabilize access to a high-quality supply of critical products;

•	Deliver the best value by sourcing high-quality goods at scale to serve the public interest in a financially responsible way;

•	Stimulate job creation and economic growth by producing Ontario-made goods; and

•	Drive innovation of emerging technologies connecting small businesses and entrepreneurs to government and its customers.

Enhancing the ServiceOntario Customer Experience

ServiceOntario is vitally important as the frontline face of customer service for millions of people in Ontario. The government is taking action to improve digital services and keep in-person services safe during the COVID-19 pandemic and beyond.

Improvements to ServiceOntario’s digital platform have resulted in increased capacity to fulfill online transactions, and 30 per cent faster processing times on high volume transactions such as licence plate sticker renewals. This makes it easier for the people of Ontario to take advantage of over 40 services available online 24/7.

Digital first does not mean digital only. The government has also provided stipends and communications materials to support the protection of customers and staff and are also introducing appointment booking at some locations.

The government continues to prioritize the development of ServiceOntario’s Retail Strategy.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Consulting on Unregulated Tobacco

Following through on the government’s 2019 commitment to consult stakeholders on unregulated tobacco, the Ontario Ministry of Finance continues to engage health advocates, tobacco industry participants and retail and business associations.

In addition to increased enforcement, stakeholders are suggesting further collaboration with federal partners, and working with First Nations towards mutually beneficial arrangements to regulate tobacco.

First Nations perspectives and interests in tobacco must be considered in developing solutions to the problem of unregulated tobacco. The Province will engage First Nations on this important subject.

Establishing a Market for Internet Gaming (iGaming) in Ontario

In the 2019 Budget, the government stated its intention to establish an online market for internet gaming (iGaming) in Ontario that is both competitive and protects consumers. In continuing to work towards this goal, the Province is introducing legislation to give the Alcohol and Gaming Commission of Ontario (AGCO) authority to conduct and manage iGaming, in addition to having the role of the regulator.

If the proposed legislation is passed, a dedicated subsidiary under the AGCO would be established as the conduct and manage entity to manage the relationship between the government and private iGaming operators.

The Province and the AGCO intend to continue consulting with key stakeholders on the design of the iGaming market to reflect consumer preferences and foster an exciting gaming experience, while ensuring that appropriate responsible gaming protections are in place. These engagements will include a number of diverse topics, including approaches for revenue collection, data and gaming system requirements, the licensing and registration approach, product offerings and marketing considerations.

The Province will also continue to engage with the federal government to encourage the legalization of single-event sports wagering. Legal single-event sports wagering would help support the growth of a competitive online gambling market in the province and, as a popular form of wagering, would also benefit other parts of the gaming sector.

Section C: Recover — Creating the Conditions for Growth

Creating Opportunities through the Value Creation Task Force

As announced in the 2019 Ontario Economic Outlook and Fiscal Review, the government established a Value Creation Task Force to identify and review innovative opportunities to generate recurring non-tax revenues. These revenues can be reinvested back into critical government services like health care, education, roads and transit.

The Task Force is continuing its work with multiple ministries in identifying, assessing and pursuing potential opportunities for value creation across government to generate additional incremental revenues for Ontario. For example, the Ministry of Transportation (MTO) is putting in place a value creation framework and is exploring opportunities such as leveraging assets owned by MTO or Metrolinx.

Supporting Sustainable Collective Bargaining Outcomes in the Public Sector

In November 2019, the Legislature passed the Protecting a Sustainable Public Sector for Future Generations Act, 2019. The Act enables the government to manage compensation growth in a way that allows for reasonable wage increases while also respecting taxpayers and the services they rely on. This effort has helped the government and public-sector employers reach wage outcomes that are sustainable, while ensuring that public-sector jobs and vital frontline services are protected.

Since the Act’s introduction, collective agreements covering over 340,000 unionized public-sector employees have been settled in compliance with the Act. This represents over 40 per cent of unionized employees in Ontario’s broader public sector (BPS). Additionally, settlements reached in the private sector over this same period included average annual wage increases of 2.2 per cent — roughly double those reached in Ontario’s public sector.

The government is proposing amendments to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 to ensure a fair and consistent application of the Act. These amendments clarify the application for in-scope employees who change bargaining status and add enforcement tools to support compliance with the Act.

Since fall 2018, the government has successfully overseen collective bargaining across its provincial agencies. Through this process, the Province has been able to direct agencies and their respective bargaining agents to reach negotiated settlements that promote labour stability and achieve wage outcomes that are consistent with the government’s broader approach to managing compensation. To date, legislative and oversight measures have allowed the government to successfully support agencies in reaching negotiated settlements that have driven cost avoidances totalling $21 million by 2024–25.

Chapter 1: Ontario’s Action Plan: Protect, Support, Recover

Looking ahead, the government will continue to explore expanding its oversight over collective bargaining to other key areas of the BPS. In conjunction with these efforts, the government will also explore more regular and robust reporting on workforce and compensation data from its service delivery partners. Delivered through user-friendly digital reporting tools and using existing channels where possible, improved reporting would provide the government the information it needs to make decisions that impact the public-sector workforce and ultimately outcomes for the people of Ontario. As always, the government is committed to working closely with all public-sector employers, employees and bargaining agents as part of this process.

Supporting the Sustainability and Affordability of Public-Sector Pension Plans

Like private pension plans, public-sector pension plans face challenges from low interest rates, investment volatility, longevity improvements and membership maturation. The consolidation of smaller pension plans with larger pension plans is one strategy that supports the sustainability and affordability of public-sector pension plans and can be used to help address the challenges facing these plans.

The government has recently supported the designation of several new agencies and the consolidation of two smaller agency pension plans into the Public Service Pension Plan. These efficiencies are estimated to save the government approximately $19 million by the end of 2020, with ongoing savings expected.

Designations and consolidations bring several other benefits including back-office efficiencies, reduction in agency resources associated with pension administration, consolidated and cost-effective asset-management through the Investment Management Corporation of Ontario, and superior service delivery for employers and members. The scale and resulting efficiencies save taxpayers money over the long term.

In keeping with the commitment to pension efficiencies, amendments to the Financial Administration Act are being proposed. If passed, these amendments would allow for certain pension plans to be managed in a manner that is more affordable for the government.

Chapter 2

Recent Economic Performance and Outlook

Chapter 2 Recent Economic Performance and Outlook

Chapter 2: Recent Economic Performance and Outlook

Introduction

The COVID-19 pandemic is having unprecedented impacts on economies around the world, including in Ontario. Between February and May, employment declined by nearly 1.2 million jobs in Ontario. In the second quarter (April to June) of this year, Ontario’s real Gross Domestic Product (GDP) declined by 12.3 per cent — about four times greater than the next largest quarterly decline in the early 1990s.

Although uncertainty caused by COVID-19 remains, recent economic indicators point to a strong resumption of growth in the third quarter of 2020. As of September, employment has rebounded by 838,000 net jobs. Strong coordinated actions by governments to help people, families and businesses are supporting the recovery. See Chapter 1: Ontario’s Action Plan: Protect, Support, Recover for more details.

Ontario’s real GDP is projected to decline by 6.5 per cent in 2020 and rise 4.9 per cent in 2021, then gradually slow to growth of 3.5 per cent in 2022 and 2.0 per cent in 2023. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts available at the time the planning projection was finalized. An extraordinary degree of uncertainty prevails regarding the economic outlook as it will be heavily influenced by the evolution of the COVID-19 pandemic and its impacts on Ontario, Canada and the world.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)

	2019	2020p	2021p	2022p	2023p
Real GDP Growth	1.7	(6.5)	4.9	3.5	2.0
Nominal GDP Growth	3.9	(5.0)	6.6	5.7	4.2
Employment Growth	2.9	(5.4)	5.0	2.5	1.9
CPI Inflation	1.9	0.5	1.7	2.0	1.9

p = Ontario Ministry of Finance planning projection based on information up to October 2, 2020.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Recent Economic Performance and Outlook

Recent Economic Performance

The COVID-19 pandemic has significantly impacted the global economy. All G7 countries posted significant real GDP and employment declines in the second quarter of 2020. Canada’s real GDP declined by 11.5 per cent in the second quarter, while in the United States, Ontario’s largest trading partner, real GDP declined 9.0 per cent.

Ontario’s real GDP declined 12.3 per cent in the second quarter of 2020, as household consumption spending (-14.4 per cent), exports (-19.9 per cent) and total business investment spending (-16.4 per cent) declined in the quarter.

Chapter 2: Recent Economic Performance and Outlook

Between February and May, Ontario employment declined by nearly 1.2 million jobs (-15.3 per cent) and the unemployment rate increased to a record high of 13.6 per cent. Despite the unprecedented risk and uncertainty associated with the global pandemic, a significant proportion of the reduced economic activity has recovered. Since June, employment has risen by 838,000 net jobs and as of September reached 95.8 per cent of the February level, while the unemployment rate has decreased to 9.5 per cent. With these gains, employment in September had recovered to 318,500, or 4.2 per cent, below the February 2020 pre-pandemic level.

The impact of COVID-19 has been uneven across businesses and the workforce. Certain sectors, such as accommodation and food services, have experienced relatively large employment losses. The decline in employment has been relatively large in the private sector and among small businesses. Females (-17.2 per cent) experienced a larger decline in employment than males (-13.6 per cent) between February and May. As of September, employment remained further below its pre COVID-19 level for females (-4.8 per cent) than for males (-3.7 per cent). Those with employment most heavily impacted by the pandemic include part-time, low-wage and younger workers.

Chapter 2: Recent Economic Performance and Outlook

Other key monthly economic indicators are showing signs of recovery, as significant government support measures have been taken to protect and support the people and businesses of Ontario. See Chapter 1: Ontario’s Action Plan: Protect, Support, Recover for more details. Based on the latest available monthly data, home resales were 11.6 per cent above the February level, while retail sales (-1.2 per cent), manufacturing sales (-4.1 per cent) and merchandise exports (-4.3 per cent) were near their pre-pandemic levels.

Chapter 2: Recent Economic Performance and Outlook

As of September 2020, confidence indicators also show a recovery in consumer and business sentiment. The Conference Board of Canada’s Index of Consumer Confidence for Ontario declined significantly as a result of the COVID-19 pandemic to a low of 37.4 in April before rebounding to 73.0 in September. The Canadian Federation of Independent Business (CFIB) small business confidence index for Ontario declined significantly in March but has recently rebounded above the pre-pandemic level.

Ontario’s economic recovery has been supported by a broad range of measures in response to the COVID-19 outbreak, including assistance to families, businesses and those on the front lines of the pandemic. For more information on these measures, see Chapter 1: Ontario’s Action Plan: Protect, Support, Recover.

Chapter 2: Recent Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists and tracks their forecasts to inform the government’s planning assumptions. Private-sector economists are projecting that Ontario’s economy will have a continued recovery from the pandemic over the forecast horizon. On average, forecasters expect real GDP to contract 6.1 per cent in 2020, grow 5.0 per cent in 2021, 3.6 per cent in 2022 and 2.1 per cent in 2023. The Ontario Ministry of Finance’s real GDP projections are set below the average of private-sector forecasts in each year for prudent planning purposes. Three economic experts reviewed the Ministry of Finance’s economic assumptions and found them to be reasonable.1

Table 2.2 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)

	2020	2021	2022	2023
BMO Capital Markets (October)	(5.5)	6.0	–	–
Central 1 Credit Union (September)	(6.6)	4.2	3.0	1.8
CIBC Capital Markets (September)	(5.5)	4.0	4.7	–
The Conference Board of Canada (August)	(7.6)	7.0	5.3	1.4
Desjardins Group (September)	(5.2)	4.9	2.4	2.6
Laurentian Bank Securities (September)	(7.5)	5.5	–	–
National Bank of Canada (September)	(5.7)	4.2	–	–
Quantitative Economic Decisions, Inc. (July)	(6.9)	4.5	4.0	1.7
Royal Bank of Canada (September)	(5.8)	5.2	–	–
Scotiabank (September)	(5.7)	4.7	–	–
Stokes Economics (July)	(6.2)	4.6	2.9	1.9
TD Bank Group (September)	(5.7)	4.3	3.4	–
University of Toronto (August)	(5.4)	6.5	3.2	3.0
Private-Sector Survey Average	(6.1)	5.0	3.6	2.1
Ontario’s Planning Assumption	(6.5)	4.9	3.5	2.0
Source: Ontario Ministry of Finance Survey of Forecasters (October 2, 2020).

[1]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc; and Stokes Economic Consulting.

Chapter 2: Recent Economic Performance and Outlook

The COVID-19 pandemic has created an unprecedented level of economic uncertainty globally and in Canada.2 This is reflected by an extraordinarily wide range in projections among private-sector forecasters for Ontario’s economy. Between 2004 and 2019, the average difference between the lowest and highest private-sector forecast for in-year Ontario real GDP growth, at this point in the fiscal year, was 0.7 percentage points. In 2009, a period of heightened uncertainty, the range was 1.2 percentage points. Currently, uncertainty regarding the state of the economy has contributed to the largest range in private-sector forecasts in recent history of 2.4 percentage points between the lowest and highest real GDP growth forecasts for 2020.

[2]

For example, “Measuring Economic Policy Uncertainty” by Scott Baker, Nicholas Bloom and Steven J. Davis at www.PolicyUncertainty.com finds that “current levels of economic policy uncertainty are at extremely elevated levels compared to recent history.”

Chapter 2: Recent Economic Performance and Outlook

Global Economic Environment

Economic output contracted sharply during the first half of 2020 as the COVID-19 pandemic took hold, sending the global economy into a recession. Global GDP is projected to decline 4.4 per cent in 2020, before growing 5.2 per cent in 2021. Significant risks to the global economy persist as the future path of the pandemic remains uncertain.

Real GDP in the United States contracted a record 9.0 per cent in the second quarter of 2020, following a 1.3 per cent decline in the first quarter. Recovery has been taking place as economic activity began to resume after COVID-19 related restrictions eased. However, the expiry of the initial government support programs and persistently high levels of COVID-19 infections have put downward pressure on the U.S. recovery. On an average annual basis, U.S. real GDP is projected to contract 4.0 per cent in 2020 and grow 3.9 per cent in 2021.

Real GDP in the euro area is projected to contract 8.3 per cent in 2020 and grow 5.2 per cent in 2021. Having faced the pandemic earlier than the rest of the world, China is the only major economy expected to experience growth in 2020 at a projected rate of 1.9 per cent. The level of economic output at the end of 2021 is expected to be lower than that at the end of 2019 for many economies, highlighting the continuing impact of the pandemic.

Table 2.3 External Factors

	2019	2020p	2021p	2022p	2023p

World Real GDP Growth (Per Cent)	2.8	(4.4)	5.2	4.2	3.8

U.S. Real GDP Growth (Per Cent)	2.2	(4.0)	3.9	2.9	2.3

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	43	40	47	52	56

Canadian Dollar (Cents US)	75.4	74.2	75.3	75.4	76.0

Three-Month Treasury Bill Rate[1] (Per Cent)	1.7	0.4	0.2	0.2	0.4

10-Year Government Bond Rate[1] (Per Cent)	1.6	0.7	0.8	1.3	1.7

p = Ontario Ministry of Finance planning projection based on external sources.

1 Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (October 2020), U.S. Bureau of Economic Analysis, U.S. Energy Information Administration, Bank of Canada, “Blue Chip Economic Indicators” (October 2020), and Ontario Ministry of Finance Survey of Forecasters.

Major central banks reacted quickly in response to COVID-19 with actions to support economies and ensure financial markets continue to operate effectively. This included lowering policy interest rates and increasing direct financial market support through quantitative easing, which has contributed to lower long-term interest rates. As economies stabilized and resumed growth, major central banks have signalled that continued policy accommodation will be required to support financial markets, boost economic activity and reduce unemployment. In September, the U.S. Federal Reserve stated they expect their policy interest rate will remain near zero until at least 2023.

Chapter 2: Recent Economic Performance and Outlook

Following the onset of the pandemic, the Bank of Canada quickly lowered its policy interest rate from 1.75 per cent to 0.25 per cent, which the Bank has stated is the effective lower bound. To provide further economic support and avoid a sudden contraction of credit, the Bank established several large-scale asset purchase programs. These programs were aimed at a broad range of funding markets, supporting government and business-sector liquidity.

Three-month Treasury Bill rates are expected to remain little-changed through 2023. The weaker economic outlook along with central bank actions to support credit markets have contributed to a significant decline in Canadian long-term interest rates. Since February, the 10-year Government of Canada bond rate declined from over 1.25 per cent to below 0.5 per cent during the summer. Long-term interest rates are expected to remain low over the projection period, rising modestly from 0.7 per cent in 2020 to 1.7 per cent in 2023, significantly lower than projected before the pandemic.

Chapter 2: Recent Economic Performance and Outlook

Lower economic activity early in 2020 caused energy demand to decline sharply. West Texas Intermediate oil prices declined from over $60 US per barrel early in the year to under $10 US per barrel in April. Oil prices have since risen to around $40 US per barrel due to stronger energy demand. The Canadian dollar also moved lower over the same period earlier this year, declining from 77 cents US to 69 cents US. It has since increased to around 75 cents US and is expected to rise modestly over the forecast period to 76 cents US by 2023. Oil prices are projected to rise from $40 US per barrel in 2020 to $56 US per barrel in 2023.

Details of Ontario’s Economic Outlook

Table 2.4 provides details of the Ontario Ministry of Finance’s economic outlook over the forecast period.

Table 2.4 The Ontario Economy, 2019 to 2023 (Per Cent Change)

	2019	2020p	2021p	2022p	2023p
Real Gross Domestic Product	1.7	(6.5)	4.9	3.5	2.0
Nominal Gross Domestic Product	3.9	(5.0)	6.6	5.7	4.2
Compensation of Employees	4.2	(2.5)	5.3	5.1	4.6
Net Operating Surplus — Corporations	2.6	(16.0)	10.0	10.3	2.7
Nominal Household Consumption	3.6	(6.0)	7.4	6.0	4.2
Other Economic Indicators
Employment	2.9	(5.4)	5.0	2.5	1.9
Job Creation (000s)	210	(401)	353	183	144
Unemployment Rate (Per Cent)	5.6	9.5	7.7	6.8	6.3
Consumer Price Index	1.9	0.5	1.7	2.0	1.9
Housing Starts (000s)	69.0	75.0	73.0	75.0	77.0
Home Resales	9.0	0.0	5.0	3.0	2.0
Home Resale Prices	6.4	12.0	0.0	2.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	2.2	(4.0)	3.9	2.9	2.3
WTI Crude Oil ($US per Barrel)	43	40	47	52	56
Canadian Dollar (Cents US)	75.4	74.2	75.3	75.4	76.0
Three-Month Treasury Bill Rate[1]	1.7	0.4	0.2	0.2	0.4
10-Year Government Bond Rate[1]	1.6	0.7	0.8	1.3	1.7

p = Ontario Ministry of Finance planning projection.

[1]	Government of Canada interest rates (per cent).

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Bank of Canada, United States Bureau of Economic Analysis, “Blue Chip Economic Indicators” (October 2020), U.S. Energy Information Administration and Ontario Ministry of Finance.

Chapter 2: Recent Economic Performance and Outlook

Significant Revision to the Ontario Outlook since the 2019 Budget

The COVID-19 pandemic has led to a significant change in the projection for Ontario GDP over the forecast horizon. The 2019 Budget projected that between 2020 and 2023 Ontario real GDP would rise by 7.1 per cent and that nominal GDP would rise by 14.9 per cent. The current planning projection assumes that real GDP will rise by 3.6 per cent and nominal GDP will rise by 11.6 per cent over the same period. This represents a significant revision when compared to the 2019 Budget. By 2023, real GDP is projected to be 3.3 per cent or $28 billion lower than was projected in the 2019 Budget.

Chapter 2: Recent Economic Performance and Outlook

The change to the private-sector average for real GDP growth since March 2020 represents the largest in-year revision in recent history. Between 2004 and 2019, there were relatively moderate changes in the private-sector average for real GDP growth between the time of the Budget in the spring and the fall. During the 2008–09 downturn, a time of heightened economic uncertainty, the private-sector average forecast declined by 1.1 percentage points in 2008 and 0.9 percentage points in 2009. Since the time of the March 2020 Economic and Fiscal Update, the private-sector forecast average for real GDP growth has declined an unprecedented 7.5 percentage points.

Chapter 2: Recent Economic Performance and Outlook

Risks to the Outlook

The future path of the COVID-19 pandemic represents the main risk to the global economy and for Ontario. The pandemic has significantly heightened economic uncertainty for the global and Canadian economies and international financial markets. In order to protect their economies, governments and central banks in all parts of the world have responded with unprecedented policy support. While support has been extensive, the future evolution of these measures will continue to pose uncertainty to the global economic outlook.

As the pandemic continues to evolve, the impacts on the Ontario and Canadian economies will become clearer. Major economic downturns in Ontario have been followed by a period of relatively strong and sustained growth. Historical experience suggests that average annual real GDP growth eventually resumes at or close to its pre-recession pace, as was the case following the recessions in Ontario in the early 1990s and 2008–09. However, there is a risk that the expected recovery may take longer due to the significant uncertainty surrounding the future path of the pandemic.

The current range of private-sector forecasts for Ontario over the medium term reflects the heightened uncertainty around the outlook, with real GDP growth forecasts ranging from 4.0 per cent to 7.0 per cent in 2021.

Table 2.5 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.5

Impact of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth

(Percentage Point Change)
Change in Real GDP Growth
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.7	+0.2 to +0.8
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)
Source: Ontario Ministry of Finance.

Chapter 2: Recent Economic Performance and Outlook

Economic Outlook Scenarios

The global economic disruptions caused by the COVID-19 pandemic have led to unprecedented uncertainty surrounding the economic forecast. While the planning assumptions for economic growth are reasonable and slightly prudent based on available private-sector forecasts, there are a broad range of factors that could result in economic growth being relatively stronger or weaker.

In order to illustrate the unprecedented degree of economic uncertainty, the Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. A scenario-based approach to presenting economic forecasts under current conditions of elevated uncertainty has also been used by the Government of Canada, the Bank of Canada, the International Monetary Fund and other major organizations.

The two alternative Faster Growth and Slower Growth scenarios represent reasonable alternative economic paths and are intended to illustrate a broader range of possible outcomes. These alternative scenarios should not be considered the best case or the worst case. Rather, they represent possible outcomes in this period of heightened uncertainty and are provided in an effort to be as transparent as possible.

Table 2.6

Ontario’s Real GDP Growth Scenarios

(Per Cent)

	2021p	2022p	2023p
Faster Growth Scenario	7.5	3.1	2.3
Planning Projection	4.9	3.5	2.0
Slower Growth Scenario	3.3	1.0	1.4

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Source: Ontario Ministry of Finance.

Chapter 2: Recent Economic Performance and Outlook

These scenarios indicate the broad range of risk related to future economic growth. In the planning projection, as well as in the Faster Growth scenario, real GDP is higher than the 2019 level in both 2022 and 2023. In the Faster Growth scenario, the level of real GDP in 2023 is 2.4 per cent higher than the planning projection, while in the Slower Growth scenario the level of real GDP in 2023 is 4.5 per cent lower.

Chapter 2: Recent Economic Performance and Outlook

Chapter 3 Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal plan and Outlook

Introduction

Since the outset of COVID-19, the government has created flexibility so that the fiscal plan could be responsive to emerging needs and make the necessary resources available to protect and support people during the health and economic crisis. To build on the government’s record of transparency, the 2020 Budget includes a multi-year fiscal plan to ensure the people of Ontario are informed by the most up-to-date information available, despite the unprecedented uncertainty caused by COVID-19.

As a result of the response to the COVID-19 outbreak, the government is projecting a $38.5 billion deficit in 2020–21. Over the medium term, the government projects steadily declining deficits of $33.1 billion in 2021–22, and $28.2 billion in 2022–23.

The net debt-to-GDP ratio is projected to be 47.0 per cent in 2020–21, 0.1 percentage point lower than the 47.1 per cent forecast presented in the 2020–21 First Quarter Finances. The government is projecting higher net debt-to-GDP ratios over the medium-term outlook.

Table 3.1 Fiscal Summary ($ Billions)

	Actual 2019–20	Current Outlook[1] 2020–21	Medium-Term Outlook
			2021–22	2022–23

Revenue	156.1	151.1	152.3	160.2

Expense

Programs	152.3	174.6	170.2	172.4

Interest on Debt	12.5	12.5	13.2	13.9

Total Expense	164.8	187.0	183.4	186.3

Surplus/(Deficit) Before Reserve	(8.7)	(36.0)	(31.1)	(26.2)

Reserve	–	2.5	2.0	2.0

Surplus/(Deficit)	(8.7)	(38.5)	(33.1)	(28.2)

Net Debt as a Per Cent of GDP	39.7	47.0	48.5	49.6

Accumulated Deficit as a Per Cent of GDP	25.3	31.2	33.0	34.1

[1]

For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

The following sections detail the actions taken by the government since the release of the March 2020 Economic and Fiscal Update to implement its fiscal plan.

Chapter 3: Ontario’s Fiscal plan and Outlook

Key 2020–21 Changes

Ontario’s 2020–21 deficit is projected to be $38.5 billion — an increase of $18.0 billion from the outlook published in the March 2020 Economic and Fiscal Update and unchanged from the forecast reported in the 2020–21 First Quarter Finances update. The economic impacts of the COVID–19 pandemic have been significant and unprecedented. As a result, the 2020–21 First Quarter Finances included substantial new investments and contingencies to support jobs and protect the health of the people of Ontario.

The 2020 Budget is projecting revenues in 2020–21 to be $151.1 billion, $0.5 billion higher than forecast in the 2020–21 First Quarter Finances. This projection is based on revenue information available to October 5, 2020. Information arriving subsequent to this date will be reflected in future updates.

Program expense is projected to be $174.6 billion, $394 million higher than the 2020–21 First Quarter Finances forecast, primarily due to additional supports put in place for the people of Ontario in response to the unprecedented economic and health impacts of COVID-19.

Ontario is forecast to pay $12.5 billion in interest costs in 2020–21, unchanged from the forecast in the 2020–21 First Quarter Finances.

The net debt-to-GDP ratio is now projected to be 47.0 per cent in 2020–21, 0.1 percentage point lower than the 47.1 per cent forecast in the 2020–21 First Quarter Finances. The net debt-to-GDP ratio decreased as a result of the higher nominal GDP forecast relative to the 2020–21 First Quarter Finances.

The 2020–21 outlook also maintains a $2.5 billion reserve to protect the fiscal plan against unforeseen adverse changes in the Province’s revenue and expense forecasts for the remainder of the fiscal year.

Chapter 3: Ontario’s Fiscal plan and Outlook

Table 3.2 2020–21 In-Year Fiscal Performance ($ Millions)

	March 2020 Economic and Fiscal Update	2020–21 First Quarter Finances	Current Outlook 2020–21[1]	Change since March 2020 Economic and Fiscal Update	Change since 2020–21 First Quarter Finances

Revenue	156,266	150,612	151,074	(5,192)	462

Expense

Programs	161,077	174,192	174,586	13,509	394

Interest on Debt	13,199	12,458	12,456	(743)	(2)

Total Expense	174,276	186,651	187,042	12,766	391

Surplus/(Deficit) Before Reserve	(18,010)	(36,038)	(35,968)	(17,958)	70

Reserve	2,500	2,500	2,500	–	–

Surplus/(Deficit)	(20,510)	(38,538)	(38,468)	(17,958)	70
[1]

For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Chapter 3: Ontario’s Fiscal plan and Outlook

Revenue

The 2020–21 total revenue outlook is $151.1 billion, $462 million higher than projected in the 2020–21 First Quarter Finances. The increase in the revenue forecast is mainly due to higher Government of Canada transfers, partially offset by lower net income from Government Business Enterprises (GBEs).

Table 3.3 Key Changes to 2020–21 Revenue Projections ($ Millions)
		2020–21
March 2020 Economic and Fiscal Update Revenue Outlook		156,266

Revenue Changes in the 2020–21 First Quarter Finances		(5,654)

Revenue Changes since the 2020–21 First Quarter Finances
Land Transfer Tax	420
Beer, Wine and Spirits Taxes	8
Education Property Tax	(210)
Employer Health Tax	(90)
Sales Tax	(45)
Electricity Payments-in-Lieu of Taxes	(19)
Total Taxation Revenue		64
Government of Canada Transfers		771
Ontario Lottery and Gaming Corporation	(400)
Liquor Control Board of Ontario	(17)
Ontario Power Generation/Hydro One Ltd.	31
Total Government Business Enterprises		(386)
Other Non-Tax Revenue		13
Total Revenue Changes since the 2020–21 First Quarter Finances		462

2020 Budget Total Revenue Outlook		151,074

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Key changes in the revenue outlook compared to the 2020–21 First Quarter Finances include:

•	Land Transfer Tax revenue is higher by $420 million due to stronger housing resales;

•	Beer, Wine and Spirits Taxes are higher by $8 million mainly due to the shift to domestic production of certain beer brands, partially offset by further delaying indexation of beer basic tax rates;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Education Property Tax is lower by $210 million reflecting the impact of the proposed new municipal option to target tax relief to small businesses and the reduction in Business Education Tax (BET) rates in 2021. For further information, see Annex: Details of Tax Measures and Other Legislative Initiatives;

•

Employer Health Tax is lower by $90 million due to the proposed doubling of the Employer Health Tax exemption for eligible private-sector employers. For further information, see Annex: Details of Tax Measures and Other Legislative Initiatives;

•

Sales Tax revenue is lower by $45 million reflecting the impact of electricity pricing relief on Harmonized Sales Tax revenues. For more details, see Chapter 1, Section C: Recover — Creating the Conditions for Growth;

•	Electricity Payments-in-Lieu of Taxes (PILs) are lower by $19 million mainly due to a revised projection reflecting an updated PILs forecast for municipal electricity utilities (MEUs);

•	Government of Canada Transfers have increased by $771 million, mainly reflecting an increase in funding from the Safe Return to Class Fund;

•	Net income from the Ontario Lottery and Gaming Corporation is lower by $400 million largely due to the continued shutdown of casinos through the second quarter of the fiscal year;

•

Net income from the Liquor Control Board of Ontario is lower by $17 million mainly due to the impact of the shift to domestic production of certain beer brands and cancelling previously scheduled increases to select markups;

•

Net income from Ontario Power Generation and Hydro One Ltd. combined is projected to be higher by $31 million, in part due to an Ontario Energy Board decision earlier in the year on Hydro One’s 2020–2022 Transmission rate application, as well as Hydro One’s acquisitions of Peterborough Distribution Inc. and Orillia Power Distribution Corporation; and

•	Other Non-Tax Revenues combined is higher by $13 million mainly due to revised projections of Power Supply Contracts Recoveries, which is offset by increased expense for Power Supply Contract Costs.

Expense

The 2020–21 total expense outlook is $187.0 billion, $391 million higher than the 2020–21 First Quarter Finances forecast and includes additional supports to protect the people of Ontario through investments in health and supports for people, jobs and economic recovery, mostly funded by existing contingencies.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.4 Key Changes to 2020–21 Total Expense Projections ($ Millions)

		2020–21

March 2020 Economic and Fiscal Update Expense Outlook		174,276

Net Program Expense Increase for Safe Restart Agreement — Municipal and Transit[1]	2,406
Net Program Expense Increase for Temporary Pandemic Pay[1]	1,129
Support for Health	5,883
Support for People and Jobs	5,510
Top-Up of Standard Contingency Fund	2,236
Drawdown of the Standard Contingency Fund to Offset Spending	(815)
Drawdown of the COVID-19 Health Contingency Fund to Offset Spending	(894)
Drawdown of the Support for People and Jobs Fund	(1,881)
Spending Accommodated Through Current Fiscal Framework[2]	(459)
Total Program Expense Changes	13,115
Interest on Debt Changes	(741)

Total Expense Changes in the 2020–21 First Quarter Finances		12,374

Program Expense Changes Since the 2020–21 First Quarter Finances

Supports to Protect
Integrated Health Capacity Plan – Testing and Contact Tracing	1,376
Integrated Health Capacity Plan – Hospital Capacity	351
Integrated Health Capacity Plan – Backlog and Surgeries	284
Integrated Health Capacity Plan – Flu Vaccines and Anti-Virals	29
Hospitals – COVID-19 Expenses	572
Personal Support and Hospital Workers Strategy	367
Additional Personal Protective Equipment (PPE) Procurement	200
Infection Prevention and Control (IPAC)	30
Enhancing IPAC Capacity Within Congregate Settings[3,4]	15
Long-Term Care – Prevention and Containment Measures	405
Long-Term Care Minor Capital Renovations for IPAC	61
Long-Term Care – Stabilizing Lost Occupancy Revenue	40
Long-Term Care IPAC Professionals	20
Long-Term Care Commission	3
Extending the High Wage Transition Fund (HWTF)	3
All Other Changes	112
Total Supports to Protect[3]		3,867

Support for People, Jobs and Recovery
Support for Learners	380
Assistance for Businesses Subject to Targeted Public Health Measures	300
Electricity Price Mitigation	71
Main Street Relief Fund	65
Ontario Onwards Acceleration Fund	60
Domestic Tourism	30
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.4 Key Changes to 2020–21 Total Expense Projections (continued) ($ Millions)

		2020–21
Support for People, Jobs and Recovery (continued)
Community Building Fund	25
Funding to Preserve Ontario’s Arts Institutions	25
3M Grant for Project Investment	23
Seniors’ Home Safety Tax Credit	10
Agricultural and Horticultural Societies Enhanced Support	5
Initiatives to Support Parks and Conservation	5
Forest Sector Safety Measures Fund	5
Wastewater Surveillance Pilots for COVID-19 Detection	5
Increasing Investments in the Ontario Black Youth Action Plan	4
National Disaster Mitigation Program (NDMP)[4]	4
Agri-food Prevention and Control Innovation Program	3
The Lou Fruitman Reena Residence	3
Ontario Centres of Excellence/Toronto Business Development Centre Soft Landing Initiative	1
Building Pathways to Careers in Corrections	1
Inclusive Community Grants Program	1
COVID-19 Relief Fund for Francophone Non-Profit Organizations	1
Total Support for People, Jobs and Recovery[4]		1,028

Other Changes
Schools Reopening (Safe Return to Class Fund)	381
Bulk Media Buy Program Advertising Campaigns	48
Digital First Strategy Investments	2
Ontario’s Response to Lebanon Disaster – Relief Funding	2
All Other Changes	4
Total Other Changes		438

Drawdown of the Standard Contingency Fund to Offset Spending		(53)
Projected Drawdown of the COVID-19 Health Contingency Fund to Offset Spending[3]		(3,852)
Drawdown of the Support for People and Jobs Fund[4]		(1,034)

Total Program Expense Changes Since the 2020–21 First Quarter Finances		394
Interest on Debt Change Since the 2020–21 First Quarter Finances		(2)
Total Expense Changes Since the 2020–21 First Quarter Finances		391

2020 Budget Total Expense Outlook		187,042
[1]

Full or partial funding attributed to increase in the updated Ontario’s Action Plan. Expense change not offset by any funding made available as part of Ontario’s Action Plan: Responding to COVID-19 announced on March 25, 2020.

[2]	Includes inter- and intra-ministry transfers for initiatives announced as part of the March 2020 Economic and Fiscal Update.
[3]

The COVID-19 Health Contingency Fund reflects projected drawdowns for spending in Supports to Protect except Enhancing IPAC Capacity Within Congregate Settings, which is offset by the Support for People and Jobs Fund. For details on time-limited funding and contingencies, see Table 3.10.

[4]

The Support for People and Jobs Fund reflects drawdowns for spending in Supports for People, Jobs and Recovery except for items offset by federal revenue and the Enhancing IPAC Capacity Within Congregate Settings in Supports to Protect. For details on time-limited funding and contingencies, see Table 3.10.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The 2020–21 First Quarter Finances included substantial new investments to protect the economy and health of the people of Ontario. Key examples include partnering with the federal government to provide $4 billion in one-time assistance for municipalities and transit systems under the Safe Restart Agreement and over $1.5 billion for a temporary pay increase of $4 per hour for more than 375,000 eligible workers for work performed from April 24 to August 13, 2020. Additional prudence totalling almost $9.6 billion was allocated to the standard Contingency Fund, the COVID-19 Health Contingency Fund and the Support for People and Jobs Fund to ensure that additional resources would be available during the fight against COVID-19.

As Ontario continues on the path to economic recovery, protecting people’s health remains the government’s top priority and an essential aspect of the province’s economic recovery.

Since the release of the 2020–21 First Quarter Finances, key changes to program expense projections include:

•	More resources to bolster health care and support frontline workers:

•

$1.4 billion to expand laboratory capacity, reduce testing backlogs, support existing assessment centres and more testing locations. Funding will also support additional contact tracers and case managers to trace and isolate new COVID-19 cases;

•	$351 million to build additional hospital capacity to handle a surge in COVID-19 and influenza patients;

•	$284 million to address surgical and diagnostic backlogs by supporting extended hours for additional priority surgeries and diagnostic imaging;

•	$572 million to support hospitals facing additional costs related to responding to COVID-19;

•

$367 million for wage enhancements for personal support workers (PSWs) and direct support workers in home and community care, long-term care, public hospitals and the social services sector. Investments will help attract and retain professionals to care for patients, clients and residents in response to COVID-19; and

•	$200 million for the procurement of personal protective equipment (PPE) and critical supplies to protect health care workers, patients, and frontline staff in other sectors.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Additional resources to support people and protect jobs through the pandemic and in the long term include:

•	$380 million to provide financial assistance directly to parents to help support their children’s learning this year;

•

$300 million to provide relief for businesses subject to new, targeted public health measures by helping to offset fixed costs. The Province has committed to assist with costs associated with property taxes and energy bills;

•	$71 million for electricity pricing relief for industrial and commercial electricity employers;

•

$65 million in support through one-time grants of up to $1,000 for main street small businesses in retail, food, accommodations and other service sectors that have two to nine employees, to help offset unexpected costs of personal protective equipment;

•

$60 million for the Ontario Onwards Acceleration Fund to provide targeted funding to support the rapid scale-up and implementation of initiatives that will lay the groundwork for longer-term changes in how government works;

•	$30 million to support domestic tourism;

•	$25 million to develop a Community Building Fund that supports community tourism, cultural and sport not-for-profit assets in communities that draw both local and regional tourism;

•	$25 million to support Ontario’s arts institutions;

•	$23 million to support an investment by 3M at its Brockville, Ontario manufacturing facility that will produce made-in-Ontario N95 respirators; and

•	$10 million for a proposed new Seniors’ Home Safety Tax Credit.

•	Other changes include $381 million from the federal Safe Return to Class Fund to provide critical supports and personal protective equipment to safely reopen schools.

Interest on Debt expense is $12.5 billion, unchanged from the forecast in the 2020–21 First Quarter Finances.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence

The 2020–21 First Quarter Finances maintained a reserve of $2.5 billion set in the March 2020 Economic and Fiscal Update to protect the fiscal outlook against unforeseen adverse changes to revenue and expense. The reserve remains unchanged at $2.5 billion in the 2020 Budget to ensure a prudent risk management approach given uncertainties remaining in the fiscal outlook for 2020–21.

Building on the previous 2020–21 fiscal updates, the government has maintained dedicated contingency funds for any emerging needs to support the Province’s ongoing efforts against COVID-19. After accounting for the draws from these funds reported in the 2020 Budget, the net position of the dedicated COVID-19 Health Contingency Fund is projected to be $0.6 billion and the Support for People and Jobs Fund is currently projected at $2.1 billion in 2020–21. Standard Contingency Funds are also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised — that may otherwise adversely affect Ontario’s fiscal performance. The remaining standard Contingency Fund is currently projected at $3.0 billion for 2020–21. Any unused contingency funds at year end will go towards reducing Ontario’s net debt position.

The COVID-19 pandemic has reinforced the government’s commitment to managing the province’s finances in a responsible and sustainable manner. This is reflected in the government’s approach to provide targeted time-limited funding to address the extraordinary needs of the health care system and to support people and jobs during this unprecedented global pandemic. This also maintains the government’s ability to remain responsive to COVID-19.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Fiscal Plan

The government is projecting deficits of $33.1 billion in 2021–22 and $28.2 billion in 2022–23.

Over the medium term, revenue is forecast to increase from $156.1 billion in 2019–20 to $160.2 billion in 2022–23, while total expense is projected to increase from $164.8 billion to $186.3 billion over the same period. Details of these are outlined below.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) requires the government to produce estimates of the major components of revenue and expense, and their underlying forecasts and assumptions.

Medium-Term Revenue Outlook

Table 3.5 Summary of Medium-Term Revenue Outlook ($ Billions)

	Actual 2019–20	Current Outlook[1] 2020–21	Medium-Term Outlook
			2021–22	2022–23
Revenue
Personal Income Tax	37.7	36.9	36.0	38.1
Sales Tax	28.6	24.9	27.1	29.1
Corporations Tax	15.4	9.9	13.0	14.0
Ontario Health Premium	4.1	4.0	4.1	4.3
Education Property Tax	6.2	6.1	5.8	5.7
All Other Taxes	16.3	15.7	16.5	17.2
Total Taxation Revenue	108.3	97.5	102.5	108.5
Government of Canada	25.4	33.4	27.1	27.6
Income from Government Business Enterprises	5.9	3.6	4.9	6.0
Other Non-Tax Revenue	16.5	16.7	17.9	18.1
Total Revenue	156.1	151.1	152.3	160.2

[1] For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The taxation revenue forecast reflects the outlook for the economy, experience from past periods of economic recession and recovery, and government tax policy commitments. See Chapter 2: Recent Economic Performance and Outlook for more details.

The primary driver of the forecast for Personal Income Tax (PIT) revenue is the outlook for economy-wide compensation of employees. The forecast also reflects projected Canada Emergency Response Benefit (CERB) payments that have been deemed taxable by the federal government. Between 2019–20 and 2022–23, PIT revenue is projected to grow at an average annual rate of 0.3 per cent per year, with a decline of 2.2 per cent in 2020–21 and growth averaging 1.6 per cent over 2021–22 and 2022–23.

The Sales Tax revenue projection is based primarily on the outlook for household consumption spending. Sales Tax revenue is projected to grow at an average annual rate of 0.5 per cent between 2019–20 and 2022–23, with a decline of 13.1 per cent in 2020–21 and growth averaging 8.1 per cent over 2021–22 and 2022–23.

The forecast for Corporations Tax (CT) revenue is driven by the projected net operating surplus of corporations. Corporations Tax revenue is projected to decline at an average annual rate of 3.1 per cent between 2019–20 and 2022–23, with a decline of 35.5 per cent in 2020–21 and growth averaging 18.8 per cent over 2021–22 and 2022–23.

The Ontario Health Premium revenue forecast is based primarily on the outlook for compensation of employees. The forecast also reflects projected CERB payments that have been deemed taxable by the federal government. Ontario Health Premium revenue is projected to increase at an average annual rate of 1.9 per cent between 2019–20 and 2022–23, with a decline of 1.3 per cent in 2020–21 and growth averaging 3.5 per cent over 2021–22 and 2022–23.

Education Property Tax revenue is projected to decrease at an average annual rate of 2.5 per cent between 2019–20 and 2022–23. This is largely due to the impact of the proposed new municipal option to target tax relief to small businesses and the reduction in Business Education Tax (BET) rates in 2021. For further information, see Annex: Details of Tax Measures and Other Legislative Initiatives.

Revenues from All Other Taxes are projected to increase at an average annual rate of 2.0 per cent between 2019–20 and 2022–23, with a decline of 3.6 per cent in 2020–21 and growth averaging 4.9 per cent over 2021–22 and 2022–23. This includes revenues from the Employer Health Tax, Land Transfer Tax, Beer, Wine and Spirits Taxes and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada transfers is based on existing federal–provincial funding agreements and formulas. The sharp increase in 2020–21 reflects one-time federal support of about $7 billion related to the COVID-19 pandemic. In the medium term, the outlook for federal transfers is mainly driven by existing funding arrangements for major federal transfer programs such as the Canada Health Transfer and the Canada Social Transfer.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO) and the Ontario Lottery and Gaming Corporation (OLG). Revenues from GBEs are projected to decline sharply in 2020–21 mainly due to the impact of the COVID-19 pandemic on OLG. Combined revenues from GBEs are expected to rise over the forecast period returning to pre-pandemic levels in 2022–23.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax revenues is projected to increase at an average annual rate of 3.0 per cent, with growth of 1.1 per cent in 2020–21 and averaging 4.0 per cent over 2021–22 and 2022–23.

Cannabis-Related Revenue

Estimates of cannabis-related revenue include Ontario’s portion of the federal cannabis excise duty and the net income of the Ontario Cannabis Store. The outlook for cannabis-related revenue reflects the continued expansion of the province’s open market for retail cannabis stores.

Table 3.6 Summary of Medium-Term Cannabis-Related Revenue ($ Millions)

Revenue	Actual	Current Outlook[1]	Medium-Term Outlook
	2019–20	2020–21	2021–22	2022–23
Ontario Portion of Federal Cannabis Excise Duty	48	145	255	325
Ontario Cannabis Store Net Income	19	80	170	240

[1]  For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

Source: Ontario Ministry of Finance.

Risks to the Revenue Outlook

There are a variety of risks to the economic planning assumptions underlying the revenue forecast. As outlined in Chapter 2: Recent Economic Performance and Outlook, global economic risks are elevated due to the COVID-19 outbreak. Table 3.7 highlights some of the key sensitivities and risks to the 2020–21 revenue forecast that could arise from unexpected changes in economic conditions. These estimates are only guidelines; actual results can vary depending on the composition and interaction of various factors. The risks identified are based on factors that are considered to have the most material impact on the largest revenue sources. In the context of 2020–21, these sensitivities reflect experience during past economic recessions.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Taxation revenues tend to fluctuate more sharply than underlying economic factors during periods of economic recession and recovery for a variety of reasons. For example, past experience indicates that shifts in the composition of household consumption spending towards non-taxed essentials such as food and shelter, and away from durable goods, affect the sales tax revenues generated from the overall level of household consumption spending. Also, sudden swings in corporate incomes from profits to losses result in loss carry back provisions of the tax system being exercised by corporations that generate relatively large changes in Corporate Income Tax revenues. Factors not explicitly reflected in GDP measures, such as revaluation of assets including equities and land can also have played a role in past recessions, reducing revenues more sharply than indicated by GDP. The net impact of these other factors results in the taxation revenue forecast declining by 10.0 per cent in 2020–21, much more sharply than the 5.0 per cent decline in nominal GDP.

Table 3.7 Selected Economic and Revenue Risks and Sensitivities

Economic Factors	Revenue Sources	2020–21 Sensitivities
Nominal GDP	Total Taxation Revenue	$2,030 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on the composition and source of changes in GDP growth.
Compensation of Employees	Personal Income Tax, Ontario Health Premium and Employer Health Tax	$995 million revenue change for each percentage point change in growth in compensation of employees.
Household Consumption Expenditures	Harmonized Sales Tax	$195 million revenue change for each percentage point change in growth of household consumption expenditures.
Net Operating Surplus of Corporations	Corporations Tax	$150 million revenue change for each percentage point change in growth of net corporations operating surplus.
Housing Resales and Resale Prices	Land Transfer Tax	$35 million revenue change for each percentage point change in growth of either the number or prices of housing resales.
Ontario Population Share	Canada Health Transfer	$40 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Ontario Population Share	Canada Social Transfer	$15 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue Outlook Scenarios

The global economic disruptions caused by the COVID-19 pandemic have led to unprecedented uncertainty surrounding the economic and revenue forecasts. While the planning assumptions for economic growth used in the development of the revenue forecast are reasonable and slightly prudent based on available private-sector economic forecasts, there are a broad range of factors that could result in economic growth being relatively stronger or weaker.

In order to illustrate the unprecedented degree of economic uncertainty, the Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. See Chapter 2: Recent Economic Performance and Outlook for more details. Based on the two alternative economic scenarios, two taxation revenue scenarios were developed, Faster Growth and Slower Growth representing reasonable paths intended to illustrate a broader-range of possible outcomes.

Table 3.8 Ontario’s Taxation Revenue Scenarios ($ Billions)

	2021–22p	2022–23p
Faster Growth Scenario	107.8	115.1
Planning Projection	102.5	108.5
Slower Growth Scenario	100.1	103.4
p = Ontario Ministry of Finance planning projection and alternative scenarios. Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue over the medium term is $6.7 billion higher in 2022–23 than the planning projection, while in the Slower Growth scenario, total taxation revenue is $5.1 billion dollars lower.

In the event that the alternative economic scenarios materialize as opposed to the planning projection, the province’s deficit outlook in the next two years will also change as a result, assuming that program spending plans remain the same.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Under the Faster Growth scenario, the deficit outlook may improve to $27.7 billion in 2021–22 and $21.3 billion in 2022–23. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $35.6 billion and $33.4 billion in the next two years.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Expense Outlook

The Province’s program expense outlook is projected to grow from $152.3 billion in 2019–20 to $172.4 billion in 2022–23. This reflects the government’s commitment to invest in programs such as health care, education, child care and social services for the province’s most vulnerable people.

Table 3.9 Summary of Medium-Term Expense Outlook ($ Billions)

	Actual 2019–20	Current Outlook[1] 2020–21	Medium-Term Outlook
			2021–22	2022–23
Programs
Health Sector[2]	63.7	64.6	67.0	68.5
Education Sector[3]	30.2	31.0	31.1	31.3
Postsecondary Education Sector	10.5	10.7	10.9	11.2
Children’s and Social Services Sector	17.1	17.9	17.8	17.9
Justice Sector	4.7	4.6	4.6	4.6
Other Programs[2]	26.0	45.7	38.8	38.9
Total Programs	152.3	174.6	170.2	172.4
Interest on Debt	12.5	12.5	13.2	13.9
Total Expense	164.8	187.0	183.4	186.3
[1]

For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[2]

For presentation purposes in the 2020 Budget, all one-time COVID-19 related spending has been included within the Other Programs sector instead of the Health Sector. This funding includes one-time COVID-19 Health Sector expense of $3.1 billion and COVID-19 Health Contingency Fund of $5.3 billion in 2020–21, as well as a Pandemic Fund of $4.0 billion in 2021–22 and $2.0 billion in 2022–23. The change in presentation does not impact ministry allocations, which reflect ministry structure(s) presented in the 2020–21 Expenditure Estimates. For details on time-limited funding and contingencies, see Table 3.10.

[3]	Excludes Teachers’ Pension Plan, which is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Highlights of the program expense outlook over the medium term include the following:

•	Base Health sector expense is projected to increase from $63.7 billion in 2019–20 to $68.5 billion in 2022–23. Key initiatives include:

•

Providing hospitals with $594 million in additional annualized funding over three years to help stabilize the sector, increase hospital capacity, address increased demands on hospitals, and manage waitlists for life-saving and elective treatments and procedures;

•

Investments to enable more physicians to conduct virtual care visits with their patients using digital channels. An increased number of patients will be able to have virtual visits with their health care providers, including home and community care and community paramedicine, from their location of choice, such as the comfort of their own home;

•	$206 million over three years to protect the people of Ontario from preventable diseases by purchasing vaccines and antivirals to support the Province’s immunization program and stockpiles;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

$131 million over three years to ensure the people of Ontario have access to vital blood products used to treat a variety of conditions including burns, bleeding disorders, liver diseases and many types of cancer;

•	$61 million annually to increase support for the operations of long-term care homes and to improve and maintain the quality of care and overall resident experience; and

•	$23 million annually for a new minor capital program that will support the ongoing repair of long-term care homes and allow operators to maintain safe and modern facilities for their residents.

The Province continues to ensure that the necessary resources are available to protect people’s health and support the health care system. As a result, it has made substantial time-limited funding available for the Province’s health sector response that is dedicated to support the fight against the pandemic. In 2020–21 this dedicated support is projected to be $8.3 billion, with an additional $4 billion set-aside in 2021–22, and a further $2 billion in 2022–23.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Education sector expense is projected to increase from $30.2 billion in 2019–20 to $31.3 billion in 2022–23. Key initiatives include:

•	$381 million from the federal Safe Return to Class Fund to provide critical supports and personal protective equipment to safely reopen schools;

•	Incorporating the terms of the ratified central agreements with teachers and education workers; and

•	$380 million in time-limited financial support directly to parents to help them support their children’s learning in 2020–21.

•	Postsecondary Education sector expense is projected to increase from $10.5 billion in 2019–20 to $11.2 billion in 2022–23. Key initiatives in this sector include:

•	Investing $59.5 million over three years in support of the development, delivery, and expansion of Ontario’s Micro-credentials Strategy;

•	Maintaining financial sustainability of the Ontario Student Assistance Program (OSAP); and

•

Investing $466 million in capital grants over three years to improve the state of facilities at postsecondary institutions and ensure that facilities provide a safe environment for faculty, staff and students.

•	Children’s and Social Services sector expense is projected to increase from $17.1 billion in 2019–20 to $17.9 billion in 2022–23. Key initiatives include:

•	Increased funding of $361 million in 2021–22 in Developmental Services to continue to support clients currently in service and new high-risk clients; and

•

Increased funding of $526 million in 2021–22 to social assistance as the government implements a sustainable and modern recovery and renewal plan that gives recipients a path to jobs, greater independence and improved outcomes.

•	Justice sector expense is projected to remain stable, decreasing slightly from $4.7 billion in 2019–20 to $4.6 billion in 2022–23. Key initiatives include:

•	Collective bargaining increases for the Ontario Provincial Police (OPP), correctional services staff, provincial government lawyers and judicial officers;

•	Investments of $217 million over three years to enhance resources for frontline and emergency responders;

•	Statutory obligations related to the Crown Liability and Proceedings Act, 2019; and

•	Enhancement of the Victim Quick Response Program+ to better support victims of crime and their families.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Other Programs sector expense is projected to increase from $26.0 billion in 2019–20 to $38.9 billion in 2022–23. Key Initiatives include:

•

$8.3 billion made available in 2020–21 as part of the Province’s COVID-19 response to continue to protect the province from COVID-19. For the next two years, 2021–22 and 2022–23, an additional support of $6.0 billion is also dedicated towards pandemic funding;

•

An additional $1.8 billion in the Support for People and Jobs Fund over the next two years, 2021–22 and 2022–23, to continue providing supports for the people of Ontario as the economic recovery unfolds;

•

Through the Safe Restart Agreement, Ontario and the federal government are providing up to $4 billion in 2020–21 in urgently needed one-time assistance to Ontario’s 444 municipalities and 110 transit systems to help local governments address municipal operating pressures and maintain critical services such as public transit;

•	Approximately $1.3 billion over three years to provide electricity pricing relief for industrial and commercial employers;

•

$340 million in 2020–21 to provide temporary immediate relief for industrial and commercial employers that do not participate in the Regulated Price Plan by deferring a portion of Global Adjustment (GA) charges. The deferred amount is expected to be recovered over a 12-month period beginning in January 2021;

•

Over $680 million in additional funding over the next four years to expand broadband and cellular infrastructure across Ontario to enable economic recovery and growth, create direct and indirect jobs, improve connectivity and enable Ontario’s businesses to remain competitive in the global economy; and

•

Over $1 billion in federal and provincial funding under the newly established COVID-19 Resilience stream of the Investing in Canada Infrastructure Program (ICIP), to support health and safety through the accelerated delivery of priority municipal infrastructure projects as well as investments to retrofit schools and long-term care homes.

The total expense outlook includes interest on debt expense, which is projected to grow from $12.5 billion in 2019–20 to $13.9 billion in 2022–23 due to the increase in debt required to fund deficits as well as investments in capital infrastructure.

Prudence

In keeping with sound fiscal practices, the Province’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Recent Economic Performance and Outlook.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set at $2.5 billion in 2020–21, $2.0 billion in 2021–22, and $2.0 billion in 2022–23. Additionally, standard Contingency Funds are maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance.

In order to support Ontario families, businesses and the health care heroes on the front lines of the pandemic, the Province has made available time-limited funding and extraordinary contingencies of $13.3 billion in 2020–21, $5 billion in 2021–22 and $2.8 billion in 2022–23. This funding is tracked under the categories of COVID-19 health sector response, a Pandemic Fund and the Support for People and Jobs Fund and is reflected in the Other Programs sector of the expense outlook. The balances remaining in these funds enable the government to continue to respond to COVID-19 and support the recovery for the province.

Table 3.10 Extraordinary Contingencies and Time-Limited Pandemic Response ($ Millions)

	Current Outlook 2020–21	[1]	Medium-Term Outlook
			2021–22	2022–23
Time-limited Funding and Contingencies
One-time COVID-19 Health Sector Expense	3,052		–	–
COVID-19 Health Contingency Fund	5,294		–	–
Pandemic Fund	–		4,000	2,000
Subtotal: COVID-19 Response Including Pandemic Fund	8,346		4,000	2,000

Support for People and Jobs Fund	4,966		1,000	800

Total Time-limited Funding and Contingencies	13,312		5,000	2,800

Remaining Balances[2]

COVID-19 Health Contingency Fund Net of New Projected Drawdowns in the 2020 Budget[3]	598		–	–

Pandemic Fund	–		4,000	2,000

Subtotal: COVID-19 Response Including Pandemic Fund	598		4,000	2,000

Support for People and Jobs Fund	2,050		1,000	800

Total Remaining Balances	2,648		5,000	2,800
[1]

For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[2]	As at October 13, 2020.
[3]	The COVID-19 Health Contingency Fund remaining balance is net of projected new spending drawn from the fund since 2020–21 First Quarter Finances. See Table 3.4 for details.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Risks to the Expense Outlook

Table 3.11 provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could affect total expense and the public sector, causing variances in the overall fiscal forecast. These sensitivities are illustrative and can vary, depending on the nature and composition of potential risks.

Table 3.11 Selected Expense Sensitivities

Program/Sector	2020–21 Assumption	2020–21 Sensitivity
Health Sector (base)	Annual growth of 1.5 per cent	One per cent change in health spending: $646.5 million
Hospitals Sector Expense (base)[1]	Annual growth of 2.6 per cent	One per cent change in hospitals sector expense: $188.8 million
COVID-19 Testing	Cost per additional 10,000 tests/day	Additional 10,000 COVID-19 tests: $0.48 million/day[2]
Drug Programs (base)	Annual growth of 1.3 per cent	One per cent change in program expenditure of drug programs: $48.5 million
Ontario Health Insurance Plan (OHIP) (base)	Annual growth of 3.4 per cent	One per cent change in OHIP expense: $163.1 million
Long-Term Care Homes	78,188 long-term care home beds. Average provincial annual operating cost per bed in a long-term care home: $58,237	One per cent change in number of beds: approximately $45.5 million[3]
Home Care[4]	Approximately 32.6 million hours of personal support services Approximately 9.2 million nursing and therapy visits and 2.5 million nursing shifts	One per cent change in hours of personal support services: approximately $12.8 million One per cent change in all nursing and therapy visits: approximately $10.6 million
Elementary and Secondary Schools	Approximately 2,036,000 average daily pupil enrolment	One per cent enrolment change: approximately $170 million
Ontario Works[5]	238,970 average annual caseloads	One per cent caseload change: approximately $28 million
Ontario Disability Support Program[5]	388,626 average annual caseloads	One per cent caseload change: approximately $57 million
Interest on Debt	Average cost of borrowing in 2020–21 is forecast to be 1.60 per cent	The impact of a 100 basis-point change in borrowing rates is forecast to be over $800 million
[1]

Hospitals Sector Expense includes funding from the Ministry of Health and the Ministry of Long-Term Care, and a number of provincial programs from other ministries, as well as other third-party revenues.

[2]	Estimated cost per day is based on an average of $47.50 per test for tests conducted by the diagnostic lab network. Tests processed outside of the network are more expensive on a per-test basis.
[3]	Based on Long Term Care Transfer Payment 2020–21 Plan of $4,553.4 million.
[4]	Home Care statistics are based on 2018–19 data and estimates.
[5]	Expense sensitivities for Ontario Works and the Ontario Disability Support Program do not reflect the impact of COVID-19.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Contingent Liabilities

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Any significant contingent liabilities related to the 2019–20 fiscal year have been disclosed as part of the Public Accounts of Ontario 2019–2020 released in September.

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be based on cautious assumptions.

While mid-year updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year may have further upside and downside risks, which could materially affect the fiscal outlook. Revenue could be affected by changes in the economy, while expenses could be impacted by changes in utilization of large demand driven programs.

As a matter of transparent fiscal risk management practices, risks are monitored throughout the fiscal year by the Treasury Board, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known risks informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal risks, as well as integrating risks into medium-term fiscal projections when appropriate.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.12 Revenue ($ Millions)

	Actual 2017–18	Actual 2018–19	Actual 2019–20	Current Outlook[1] 2020–21
Taxation Revenue
Personal Income Tax	32,900	35,381	37,743	36,901
Sales Taxes	25,923	27,804	28,619	24,879
Corporations Tax	15,612	16,606	15,414	9,941
Education Property Tax	5,883	6,171	6,179	6,060
Employer Health Tax	6,205	6,544	6,731	6,346
Ontario Health Premium	3,672	3,819	4,059	4,007
Gasoline Tax	2,701	2,709	2,783	2,379
Land Transfer Tax	3,174	2,761	3,067	3,384
Tobacco Tax	1,244	1,241	1,118	1,108
Fuel Tax	760	774	807	672
Beer, Wine and Spirits Taxes	603	607	582	593
Electricity Payments in Lieu of Taxes	494	435	505	486
Ontario Portion of the Federal Cannabis Excise Duty	–	19	48	145
Other Taxes	552	653	623	561
	99,723	105,524	108,278	97,462
Government of Canada
Canada Health Transfer	14,359	14,852	15,640	16,252
Canada Social Transfer	5,314	5,451	5,650	5,832
Equalization	1,424	963	–	–
Infrastructure Programs	1,065	605	400	1,013
Labour Market Programs	969	1,015	1,054	1,091
Social Housing Agreement	419	394	484	331
Other Federal Payments	996	1,420	1,756	8,434
Direct Transfers to Broader Public-Sector Organizations	314	390	414	407
	24,860	25,090	25,398	33,360
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,207	2,276	2,402	2,377
Ontario Power Generation Inc./Hydro One Ltd.	1,464	772	1,167	893
Ontario Lottery and Gaming Corporation	2,487	2,464	2,309	200
Ontario Cannabis Store	(6)	(42)	19	80
	6,152	5,470	5,897	3,550

continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12 Revenue (continued) ($ Millions)

	Actual 2017–18	Actual 2018–19	Actual 2019–20	Current Outlook 2020–21	[1]
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	8,309	9,237	9,281	9,740
Vehicle and Driver Registration Fees	1,912	1,991	2,055	2,061
Miscellaneous Other Non-Tax Revenue	1,616	1,873	1,222	1,377
Other Fees and Licences	1,029	1,088	1,156	1,105
Sales and Rentals[2]	2,450	1,477	1,369	1,045
Reimbursements	1,000	998	1,005	961
Royalties	290	251	283	278
Power Supply Contract Recoveries	185	173	122	107
Net Reduction of Power Purchase Contracts	74	41	30	28
Electricity Debt Retirement Charge[3]	593	15	–	–
Carbon Allowance Proceeds	2,401	472	–	–
	19,859	17,616	16,523	16,702
Total Revenue	150,594	153,700	156,096	151,074

[1] For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[2] Higher Sales and Rentals revenues in 2017–18 compared to 2018–19 and 2019–20 are mainly due to significant, non-recurring asset sale initiatives such as the sale of Hydro One shares.

[3] The Debt Retirement Charge cost was removed from residential electricity users’ electricity bills as of January 1, 2016 and for all other consumers as of April 1, 2018. Residual revenues recorded afterwards due to higher than expected amounts received following the 2017–18 year-end, compared to the estimated accrual amounts in 2017–18.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.13 Total Expense[1] ($ Millions)

Ministry Expense	Actual 2017–18	Actual 2018–19	Actual 2019–20	Current Outlook[2] 2020–21
Agriculture, Food and Rural Affairs (Base)	384	330	298	313.8
Federal-Provincial Infrastructure Programs	102	96	94	104.0
Municipal Infrastructure Program Investments[3]	195	257	222	10.0
Demand-Driven Risk Management and Time-Limited Programs[4]	312	383	518	442.6
Agriculture, Food and Rural Affairs (Total)[5]	993	1,065	1,132	870.4
Attorney General (Base)	1,700	1,771	1,750	1,682.2
Statutory Appropriations – Crown Liability and Proceedings Act, 2019	42	17	192	–
Attorney General (Total)	1,742	1,787	1,942	1,682.2
Board of Internal Economy (Total)	296	371	257	280.8
Children, Community and Social Services (Total)	16,300	16,841	17,104	17,927.5
Colleges and Universities (Base)	8,595	9,030	9,221	9,394.7
Student Financial Assistance	1,663	2,043	1,296	1,274.4
Time-Limited Infrastructure Funding under the Strategic Investment Fund	209	119	2	–
Colleges and Universities[1] (Total)	10,467	11,192	10,520	10,669.1
Economic Development, Job Creation and Trade (Base)	418	356	319	362.9
Time-Limited Investments	422	430	263	356.2
Economic Development, Job Creation and Trade (Total)	840	786	582	719.2
Education (Base)	27,265	28,746	30,181	31,038.2
Teachers’ Pension Plan[6]	1,659	1,678	1,570	1,620.7
Education (Total)	28,923	30,424	31,751	32,658.9
Energy, Northern Development and Mines (Base)[7]	1,283	1,362	1,100	1,047.0
Electricity Cost Relief Programs	2,834	4,243	5,484	6,209.0
Energy, Northern Development and Mines (Total)	4,117	5,605	6,584	7,256.0
Environment, Conservation and Parks (Base)	706	464	610	669.1
Time-Limited Investments	145	223	2	–
Environment, Conservation and Parks (Total)	851	687	612	669.1
Executive Offices (Base)	37	34	32	37.5
Time-Limited Assistance	–	–	–	2.0
Executive Offices (Total)	37	34	32	39.5
Finance (Base)	843	885	806	862.0
Time-Limited Investments	–	–	–	616.2
Investment Management Corporation of Ontario[8]	–	67	88	161.1
Ontario Municipal Partnership Fund	506	510	503	501.9
Power Supply Contract Costs	191	173	122	107.0
COVID-19 Response: Support for People and Jobs Fund	–	–	–	2,050.0
Finance (Total)	1,540	1,636	1,520	4,298.2
Francophone Affairs (Total)	6	6	5	7.1

continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.13 Total Expense[1] (continued) ($ Millions)

Ministry Expense	Actual 2017–18	Actual 2018–19	Actual 2019–20	Current Outlook[2] 2020–21
Government and Consumer Services (Base)	668	651	626	641.1
Realty	982	1,012	924	1,025.9
Government and Consumer Services (Total)	1,650	1,664	1,550	1,667.0
Health (Total)	54,982	57,573	59,293	60,110.5
COVID-19 Response Including COVID-19 Health Contingency Fund[9]	–	–	–	8,346.0
Heritage, Sport, Tourism and Culture Industries (Base)	940	935	908	1,031.8
Ontario Cultural Media Tax Credits	509	588	656	515.2
Ontario Cultural Media Tax Credits – Amounts Related to Prior Years	145	40	80	–
Heritage, Sport, Tourism and Culture Industries[1] (Total)	1,594	1,562	1,643	1,547.0
Indigenous Affairs (Base)	86	75	73	82.2
One-Time Investments including Settlements	1,122	215	14	14.0
Indigenous Affairs (Total)	1,208	290	87	96.2
Infrastructure (Base)	227	161	81	213.3
Federal–Provincial Infrastructure Programs	248	352	160	310.5
Waterfront Toronto Revitalization (Port Lands Flood Protection)	–	–	116	128.4
Municipal Infrastructure Program Investments[3]	–	–	–	202.0
Infrastructure (Total)	475	513	358	854.1
Labour, Training and Skills Development (Base)	128	130	100	127.7
Co-op Education and Apprenticeship Tax Credits[10]	208	183	152	82.3
Demand-Driven Employment and Training Programs	916	943	922	1,050.9
Labour, Training and Skills Development[1] (Total)	1,253	1,257	1,173	1,260.9
Long-Term Care (Total)	4,163	4,329	4,423	4,535.8
Municipal Affairs and Housing (Base)	417	475	541	481.7
Safe Restart Agreement	–	–	–	1,900.0
Time-Limited Investments	559	636	317	255.8
Social Housing Agreement – Payments to Service Managers[11]	392	367	341	315.2
Municipal Affairs and Housing (Total)	1,368	1,478	1,199	2,952.7
Natural Resources and Forestry (Base)	609	505	541	556.6
Emergency Forest Firefighting	117	208	136	100.0
Natural Resources and Forestry (Total)	726	713	677	656.5
Seniors and Accessibility (Base)	48	52	54	58.2
Time-Limited Investments	–	–	–	129.0
Seniors and Accessibility (Total)	48	52	54	187.2
Solicitor General (Total)	2,561	2,681	2,774	2,874.4
Transportation (Base)[7]	4,184	4,543	4,957	4,972.6
Safe Restart Agreement	–	–	–	2,000.0
Federal–Provincial Infrastructure Programs	404	297	188	640.0
Transportation (Total)	4,588	4,840	5,145	7,612.6

continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.13 Total Expense[1] (continued) ($ Millions)

Ministry Expense	Actual 2017–18	Actual 2018–19	Actual 2019–20	Current Outlook[2] 2020–21
Treasury Board Secretariat (Base)	194	201	189	406.8
Employee and Pensioner Benefits[6]	1,442	1,165	1,666	1,389.0
Operating Contingency Fund	–	–	–	2,912.0
Capital Contingency Fund	–	–	–	99.3
Treasury Board Secretariat (Total)	1,636	1,365	1,855	4,807.2
Interest on Debt[12]	11,903	12,384	12,495	12,456.0
Total Expense	154,266	161,135	164,768	187,042.0

[1]  Numbers reflect current ministry structure.

[2]  For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[3]  Municipal infrastructure program funding transferring from the Ministry of Agriculture, Food and Rural Affairs to the Ministry of Infrastructure
in 2020–21.

[4]  Includes $50 million in previously announced funding to expand the Risk Management Program and reflects extraordinary production insurance payouts due to COVID-19. Also includes other new time-limited investments in response to COVID-19.

[5]  The 2019–20 amount includes extraordinary production insurance payout of $175 million above annual forecast due to 2019 crop conditions.

[6]  Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

[7]  Ontario Northland Transportation Commission transferred from the Ministry of Energy, Northern Development and Mines to the Ministry of Transportation beginning in 2019–20.

[8]  Based on the requirements of Public Sector Accounting Standards, the Province consolidated the Investment Management Corporation of Ontario into the Ministry of Finance.

[9]  For presentation purposes in the 2020 Budget, all one-time COVID-19 related spending has been included separately instead of within the Ministry of Health and Ministry of Long-Term Care. This funding includes one-time COVID-19 Health Sector expense of $3.1 billion and COVID-19 Health Contingency Fund of $5.3 billion in 2020–21, as well as a Pandemic Fund of $4.0 billion in 2021–22 and $2.0 billion in 2022–23. This change in presentation does not impact ministry allocations, which reflect ministry structure(s) presented in the 2020–21 Expenditure Estimates. For details on time-limited funding and contingencies, see Table 3.10.

[10] Eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. 2017–18 to 2019–20 include tax credit amounts related to prior years.

[11] The annual decline from 2017–18 to 2020–21 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.

[12] Interest on debt is net of interest capitalized during construction of tangible capital assets of $234 million in 2020–21.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal plan and Outlook

Table 3.14 Infrastructure Expenditures ($ Millions)

Sector		2020–21 Current Outlook[1]
	Total Infrastructure Expenditures 2019–20 Actual[2]	Investment in Capital Assets[3,4]	Transfers and Other Infrastructure Expenditures[5]	Total Infrastructure Expenditures
Transportation
Transit	4,374	3,704	1,095	4,799
Provincial Highways	2,596	2,477	110	2,587
Other Transportation, Property and Planning	173	166	82	247
Health
Hospitals	2,392	2,061	3	2,064
Other Health	188	74	169	243
Education	2,064	2,382	10	2,392
Postsecondary Education
Colleges and Other	444	472	62	534
Universities	53	0	100	100
Social	281	23	145	168
Justice	246	519	96	615
Other Sectors[6]	1,287	990	1,027	2,017
Total Infrastructure Expenditures	14,098	12,868	2,899	15,767
Less: Other Partner Funding[7]	2,081	2,136	–	2,136
Total[8]	12,018	10,732	2,899	13,631

[1] For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[2] Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.

[3] Includes provincial investment in capital assets of $10.6 billion.

[4] Includes $234 million in interest capitalized during construction.

[5] Includes transfers to municipalities, universities and non-consolidated agencies.

[6] Includes government administration, natural resources, and the culture and tourism industries.

[7] Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.

[8] Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 3: Ontario’s Fiscal plan and Outlook

Table 3.15 Ten-Year Review of Selected Financial and Economic Statistics[1,2] ($ Millions)

	2011–12	2012–13	2013–14
Revenue	116,401	120,319	122,955
Expense
Programs	121,222	120,103	123,330
Interest on Debt[4]	10,587	10,878	11,155
Total Expense	131,809	130,981	134,485
Reserve	–	–	–
Surplus/(Deficit)	(15,408)	(10,662)	(11,530)
Net Debt	241,912	259,947	276,169
Accumulated Deficit	164,092	174,256	184,835
Gross Domestic Product (GDP) at Market Prices	660,436	680,791	696,192
Primary Household Income	444,771	459,895	473,807
Population — July (000s)[5]	13,261	13,391	13,511
Net Debt per Capita (dollars)	18,242	19,413	20,441
Household Income per Capita (dollars)	33,539	34,345	35,069
Net Debt as a Per Cent of Revenue	207.8%	216.0%	224.6%
Interest on Debt as a Per Cent of Revenue	9.1%	9.0%	9.1%
Net Debt as a Per Cent of GDP	36.6%	38.2%	39.7%
Accumulated Deficit as a Per Cent of GDP	24.8%	25.6%	26.5%

[1] Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2] Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3] For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

[4] Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $159 million in 2016–17, $157 million in 2017–18, $175 million in 2018–19, $245 million in 2019–20 and $234 million in 2020–21.

[5] Population figures are for July 1 of the fiscal year indicated (i.e., for 2011–12, the population on July 1, 2011 is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ministry of Finance.

Chapter 3: Ontario’s Fiscal plan and Outlook

2014–15	2015–16	2016–17	2017–18	2018–19	Actual 2019–20	Current Outlook 2020–21	[3]
126,152	136,148	140,734	150,594	153,700	156,096	151,074

126,199	129,905	131,460	142,363	148,751	152,273	174,586
11,221	11,589	11,709	11,903	12,384	12,495	12,456
137,420	141,494	143,169	154,266	161,135	164,768	187,042
–	–	–	–	–	–	2,500
(11,268)	(5,346)	(2,435)	(3,672)	(7,435)	(8,672)	(38,468)
294,557	306,357	314,077	323,834	338,496	353,332	397,972
196,665	203,014	205,939	209,023	216,642	225,764	264,232
727,042	760,435	790,749	826,945	857,384	891,066	846,339
490,423	512,570	520,486	543,084	567,086	590,678	580,061
13,618	13,707	13,875	14,070	14,309	14,545	14,734
21,631	22,350	22,636	23,016	23,657	24,293	27,010
36,014	37,394	37,511	38,598	39,632	40,611	39,369
233.5%	225.0%	223.2%	215.0%	220.2%	226.4%	263.4%
8.9%	8.5%	8.3%	7.9%	8.1%	8.0%	8.2%
40.5%	40.3%	39.7%	39.2%	39.5%	39.7%	47.0%
27.1%	26.7%	26.0%	25.3%	25.3%	25.3%	31.2%

Chapter 3: Ontario’s Fiscal plan and Outlook

Chapter 4 Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

Total 2020–21 long-term public borrowing is now forecast to be $52.3 billion. This is $0.2 billion higher than the 2020–21 First Quarter Finances forecast due to a planned increase in investments in capital infrastructure. As of October 13, 2020, the Province had completed $34.7 billion, or 66 per cent of its 2020–21 total long-term public borrowing program. Ontario’s 2020–21 net debt-to-GDP ratio is now forecast to be 47.0 per cent, compared to a forecast of 47.1 per cent at the time of the 2020–21 First Quarter Finances. Ontario is forecast to pay $12.5 billion in interest costs in 2020–21, unchanged from the forecast in the 2020–21 First Quarter Finances.

Borrowing Program

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt and make investments in capital assets. Ontario will finance most of its borrowing program in the long-term public markets in Canada and internationally. The Province will also continue to increase short-term borrowing to keep the proportion of short-term debt in the range of six to eight per cent of total debt outstanding. The planned increase in short-term borrowing will include a combination of Canadian treasury bills and U.S. Commercial paper issuance.

Table 4.1 2020–21 Borrowing Program and Medium-Term Outlook ($ Billions)
		2020–21				Medium-Term Outlook
	2019–20	March 2020 Update	First Quarter Finances	Change from First Quarter Finances	Current Outlook[1]	2021–22	2022–23
Deficit/(Surplus)	8.7	20.5	38.5	–	38.5	33.1	28.2
Investment in Capital Assets	9.7	10.4	10.4	0.2	10.6	11.5	12.0
Non-Cash Adjustments	(6.0)	(9.2)	(9.2)	–	(9.2)	(8.8)	(8.9)
Loans to Infrastructure Ontario	0.2	0.3	–	–	–	0.1	(0.4)
Other Net Loans/Investments	0.3	1.2	0.5	0.1	0.6	(0.5)	(0.3)
Debt Maturities/Redemptions	27.4	26.6	26.6	0.1	26.7	25.1	30.6
Total Funding Requirement	40.3	49.7	66.7	0.4	67.0	60.6	61.3
Decrease/(Increase) in Short-Term Borrowing	(3.0)	(2.0)	(7.0)	1.3	(5.7)	(2.0)	(2.0)
Increase/(Decrease) in Cash and Cash Equivalents	(5.4)	–	–	(1.4)	(1.4)	–	–
Pre-borrowing in 2019–20	7.6	(4.1)	(7.6)	–	(7.6)	–	–
Total Long-Term Public Borrowing	39.5	43.6	52.1	0.2	52.3	58.6	59.3

[1] For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

The Province’s long-term borrowing requirement for 2020–21 increased by $0.2 billion from the projection in the 2020–21 First Quarter Finances because of a planned increase in investments in capital infrastructure. The Province’s short-term borrowing program in 2020–21 is now forecast to increase by $5.7 billion, a reduction from the $7 billion projected in the 2020–21 First Quarter Finances to reflect the reduced purchases of Ontario treasury bills by the Bank of Canada at the weekly Ontario auctions.

On a cash basis, the 2019–20 deficit and investments in capital assets presented in the 2019–2020 Public Accounts of Ontario were below the interim projections in the March 2020 Economic and Fiscal Update by a total of $1.4 billion. This left the Province with larger cash reserves at the end of 2019–20 and will allow for an equivalent reduction in its cash reserves in 2020–21.

The government will seek further approval from the Legislature for borrowing authority to meet the increase in the Province’s borrowing requirements since the March 2020 Economic and Fiscal Update.

Chapter 4: Borrowing and Debt Management

In the event alternative economic scenarios materialize, the province’s deficit outlook in the next two years would also change as a result. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details and a description of the resulting alternative revenue scenarios. Under the Faster Growth scenario, the long-term borrowing of the Province would decrease by a total of $12.3 billion over the medium-term outlook, while under the Slower Growth scenario, long-term borrowing would increase by $7.7 billion over the same period.

Chapter 4: Borrowing and Debt Management

Approximately 79 per cent of 2020–21 borrowing has been completed in Canadian dollars through 25 syndicated issues and a Green Bond. This remains in line with the Province’s target to issue 70 to 80 per cent of total long-term borrowing in the Canadian dollar market. Ontario plans to maintain this target range for the remainder of the 2020–21 fiscal year, but adjust if necessary, depending on investor demand in the Canadian dollar and foreign currency markets.

Chapter 4: Borrowing and Debt Management

Ontario will also continue to regularly borrow in currencies other than the Canadian dollar to ensure the continued diversification of its investor base. On September 29, 2020, Ontario issued a US$1.25 billion bond. This was Ontario’s second U.S. dollar bond for fiscal 2020–21. There was strong demand for the bond from over 70 investors. Nearly 75 per cent were investors from Europe, the Middle East and Asia, approximately twice as high a proportion from these regions as has been typical for Ontario U.S. dollar bonds over the past decade. Foreign currency borrowing helps reduce Ontario’s overall borrowing costs and ensures the government will continue to have access to capital if domestic market conditions become more challenging.

Chapter 4: Borrowing and Debt Management

Green Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, and energy efficiency and conservation projects.

On October 6, 2020, Ontario issued its eighth and largest Green Bond to date for $1.5 billion. Four projects have been selected as eligible to receive funding from Ontario’s latest Green Bond, with an emphasis on clean transportation, energy efficiency and conservation, and climate adaptation and resilience categories. Ontario remains the largest issuer of Canadian dollar Green Bonds totaling $6.75 billion since 2014–15, and plans to continue to be an active issuer of Green Bonds in 2020–21. Subject to market conditions, Ontario may issue another Green Bond this fiscal year.

Chapter 4: Borrowing and Debt Management

Net Debt-to-GDP

Prior to the COVID-19 pandemic, the government was making progress on its commitment to keep the net debt-to-GDP ratio, through to 2022–23, to less than the Independent Financial Commission of Inquiry’s forecast of 40.8 per cent for 2018–19. The 2019–20 net debt-to-GDP ratio was 39.7 per cent, a full percentage point lower than the 2019 Budget forecast of 40.7 per cent. These gains created fiscal flexibility that allowed the Province to respond swiftly to the pandemic. The net debt-to-GDP ratio for the current outlook and medium-term plan period is forecast to be higher than the forecasts contained in the 2019 Budget, due to the government’s response to the COVID-19 pandemic, which has led to necessarily higher deficits combined with lower GDP forecasts.

After the pandemic, the government’s objective will be to slow the rate of increase in the net debt-to-GDP ratio, supported by GDP growth from the economic recovery. Acknowledging the continued uncertainty of the global pandemic, the government plans to set a long-term target for the net debt-to-GDP ratio along with a path to balance in the 2021 Budget.

The net debt-to-GDP ratio in 2020–21 is now projected to be 47.0 per cent, or 0.1 percentage point lower than the 47.1 per cent forecast in the 2020–21 First Quarter Finances.

Chapter 4: Borrowing and Debt Management

Cost of Debt

Ontario is forecast to pay $12.5 billion in interest costs in 2020–21, unchanged from the forecast in the 2020–21 First Quarter Finances. Interest on debt (IOD) is Ontario’s fourth largest expense after health care, education and social services.

The three-decade decline in interest rates has meant IOD has not risen as quickly as Ontario’s debt. Chart 4.7 shows the declining effective interest rate Ontario is paying on its total debt portfolio.

The interest rates Ontario must pay on new or refinanced debt issued remain near historic lows. Despite a $38.5 billion deficit forecast and $44.6 billion projected increase in net debt in this fiscal year, IOD remains unchanged from 2019–20 to 2020–21.

Ontario’s average cost of borrowing in 2020–21 is forecast to be 1.60 per cent. A one percentage point change in interest rates, either up or down, from the current forecast would have a corresponding change in Ontario’s interest costs by over $800 million in the first full year.

Chapter 4: Borrowing and Debt Management

Chart 4.8 shows historic borrowing rates on debt issued and the prudent forecast used to estimate the future cost of borrowing or IOD expense.

Table 4.2 shows how the Province’s borrowing rate assumptions have dropped since the 2019 Budget by more than two percentage points for this fiscal year and two and a half percentage points for 2021–22, providing significant relief on IOD expenses, despite substantial increases in the deficit.

Table 4.2 Evolution of Ontario Borrowing Rate Assumptions (Per Cent)

	2019–20	2020–21	2021–22
2019 Budget	3.44	3.73	4.40
March 2020 Economic and Fiscal Update	2.17	2.71	–
2020 Budget	2.15*	1.60	1.90
*Actual average annual Ontario borrowing rate as of 2019–2020 Public Accounts of Ontario. Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

The Province has extended the term of its debt to reduce refinancing risk on maturing debt. This also protects the IOD forecast, in the long term, against possible increases in interest rates from the current historically low levels. Ontario has issued $99.0 billion of bonds, or approximately one-quarter of total debt, with maturities of 30 years or longer since 2010–11. This includes $6.4 billion so far in 2020–21.

As a result, the average term of Ontario’s debt portfolio has been extended, from 9.7 years in 2009–10 to 10.7 years in 2020–21. The Province monitors interest rates daily. With low interest rates and a large borrowing program, the current plan remains to extend the term of Ontario’s debt, subject to investor demand.

Chapter 4: Borrowing and Debt Management

While net debt-to-GDP is the primary measure of the sustainability of Ontario’s debt, another key measure is the IOD-to-revenue ratio. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. The current forecast is 8.2 cents of interest cost for every dollar of revenue in 2020–21. Despite increases to forecasted deficits, the IOD-to-revenue ratio remains lower than forecasted in the 2019 Budget, demonstrating the continued relative affordability of Ontario’s debt.

Interest on debt-to-revenue is projected to remain below the forecast contained in the 2019 Budget through the medium term. This will ensure that over 90 per cent of annual revenues received go towards spending on priorities such as health care and education.

Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

The government balances the objective of minimizing the cost of holding liquid reserves against the need to always have enough cash on hand to pay its bills, invest in capital infrastructure, refinance maturing debt and pay interest. Ensuring Ontario always has sufficient liquidity to meet its cashflow needs is even more critical during the COVID-19 pandemic to address the potential for unforeseen economic or public health needs. To be prudent, the Province must also be prepared to withstand prolonged periods of borrowing blackouts. These blackouts could be longer than the one experienced in the bond markets in March 2020 when there was little to no long-term provincial bond issuance due to the COVID-19 outbreak. Other provinces have accelerated their borrowing programs this year and have significantly higher levels of liquidity than they carried in the past.

Another reason the Province has needed to build large cash reserves is that, coming out of the 2008 global financial crisis, the Province responded to investor demand by creating large, liquid 10-year and 30-year benchmark domestic bond issues. This lowered Ontario’s borrowing costs while significantly enhancing the Province’s ongoing access to capital. Meeting investor preferences has reduced, but not eliminated, the risk of prolonged periods of limited, or no, demand for new issues of Ontario bonds. However, as a result of these large bond issues, Ontario now has large cash outflows on single days, rather than having maturities and interest payments spread more evenly throughout the year.

Chapter 4: Borrowing and Debt Management

In anticipation of the need for cash reserves to meet these requirements for large outflows on a single day, and to allow the government to quickly respond to any unforeseen economic or public health circumstances, the Province has built larger cash reserves, as depicted in the chart below.

Chapter 4: Borrowing and Debt Management

Consolidated Financial Tables

Table 4.3

Net Debt and Accumulated Deficit

($ Millions)
		Actual				Current Outlook[1]
	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21

Debt[2]

Publicly Held Debt
Bonds[3]	293,935	299,356	315,247	334,940	349,088	374,732
Treasury Bills	13,921	16,120	17,528	17,546	19,175	26,369
U.S. Commercial Paper[3]	6,987	5,369	3,865	3,863	3,891	2,397
Infrastructure Ontario (IO)[4]	300	300	300	300	300	300
Other	301	296	287	292	264	244
Total Publicly Held Debt	315,444	321,441	337,227	356,941	372,718	404,042
Non-Public Debt	11,969	11,661	11,433	11,039	10,010	9,311
Total Debt	327,413	333,102	348,660	367,980	382,728	413,353
Less: Holdings of Ontario bonds and treasury bills	(7,663)	(8,832)	(11,775)	(13,716)	(9,938)	(4,435)
Revised Total Debt	319,750	324,270	336,885	354,264	372,790	408,918
Cash and Temporary Investments Excluding Broader Public Sector (BPS)[5]	(18,102)	(14,590)	(19,571)	(26,250)	(29,934)	(26,430)
Total Debt Net of Cash and Temporary Investments	301,648	309,680	317,314	328,014	342,856	382,488
Other Net (Assets)/Liabilities[6]	(10,415)	(9,991)	(6,791)	(3,422)	(3,423)	3,580
BPS Net Debt	15,124	14,388	13,311	13,904	13,899	11,904
Net Debt	306,357	314,077	323,834	338,496	353,332	397,972
Non-Financial Assets[7]	(103,343)	(108,138)	(114,811)	(121,854)	(127,568)	(133,740)
Accumulated Deficit	203,014	205,939	209,023	216,642	225,764	264,232
[1]

For the purposes of the legislated requirements for a budget and mid-year review in the Fiscal Sustainability, Transparency, and Accountability Act, 2019, the 2020–21 current outlook represents the plan year of the Budget as well as the current fiscal year of the mid-year review

[2]	Includes debt issued by the Province and all government organizations, including the Ontario Electricity Financial Corporation (OEFC).
[3]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[4]	IO’s 2019–20 debt is composed of Infrastructure Renewal Bonds ($300 million). IO’s debt is not guaranteed by the Province.
[5]	Cash amount excludes any holdings in Ontario bonds and T-bills.
[6]

Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in Government Business Enterprises (GBEs) offset by accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[7]	Non-financial assets include the tangible capital assets of the Province and broader public sector.

Source: Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

Table 4.4

Medium-Term Outlook: Net Debt and Accumulated Deficit

($ Billions)
	2021–22	2022–23
Total Debt	448.9	479.5
Cash and Temporary Investments	(30.9)	(30.9)
Total Debt Net of Cash and Temporary Investments	418.0	448.6
Other Net (Assets)/Liabilities	8.3	12.9
Broader Public Sector Net Debt	11.5	11.4
Net Debt	437.8	472.9
Non-Financial Assets	(140.5)	(147.4)
Accumulated Deficit	297.3	325.5

Source: Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Introduction

This Annex contains detailed information on proposed tax measures in this 2020 Budget. These include reducing the Employer Health Tax (EHT), introducing a new temporary Seniors’ Home Safety Tax Credit, helping companies maintain eligibility for cultural media tax credits, reducing property taxes on employers, providing property tax relief for small businesses and retroactively cancelling the increase in wine basic tax rates and freezing beer tax rates.

These proposed measures build on initiatives introduced by the government in the March 2020 Economic and Fiscal Update to help fight the COVID-19 pandemic — in particular, the increase in the EHT exemption for 2020 from $490,000 to $1 million. The Province also provided six months of relief from penalties and interest for approximately 100,000 businesses that would have otherwise applied for missed filing or remittance deadlines for 10 provincially administered tax programs between April 1 and October 1, 2020. In addition, the government has implemented the new Regional Opportunities Investment Tax Credit for businesses that make eligible capital investments in designated regions of the province where employment growth has lagged the provincial average.

Reducing the Employer Health Tax

The Employer Health Tax (EHT) is a payroll tax paid by employers based on their total annual Ontario remuneration. It has a top rate of 1.95 per cent. Private-sector employers with total annual Ontario remuneration of $5 million or less are eligible for an EHT exemption on part of their payroll ($490,000 in 2019).

As part of Ontario’s Action Plan: Responding to COVID-19 that was released March 2020, the EHT exemption was increased from $490,000 to $1 million for 2020, providing additional EHT relief of up to $9,945 for a total of up to $19,500 in EHT savings per eligible employer.

To continue to help private-sector employers weather the pandemic and build a stronger foundation for future growth and hiring, the government is proposing to make the EHT payroll exemption increase permanent.

In 2021–22, this proposed exemption increase is estimated to provide $360 million in additional tax relief. In 2021, about 57,000 employers would benefit, including about 30,000 employers who would no longer pay any EHT in the year. This is in addition to about 425,000 smaller payroll employers who would already be exempt with a $490,000 exemption. The EHT would be reduced by about $6,200, on average, in 2021 among those benefiting from the exemption increase.

Annex: Details of Tax Measures and Other Legislative Initiatives

Currently, employers with annual Ontario payroll over $600,000 are required to pay EHT by way of monthly installments. In 2019, with the exemption set at $490,000, this meant that private-sector employers who claimed the exemption were required to pay EHT monthly installments if they owed more than $2,145 in EHT for the year. Employers not required to make monthly installments pay EHT when they file their annual returns, generally due March 15th of the calendar year following the EHT year.

The government is proposing to double the threshold payroll amount beyond which employers are required to pay EHT installments to $1.2 million, starting in 2021. Private-sector employers who claim the full exemption would be required to remit EHT installments when they owe more than $3,900 in EHT for the year.

The EHT exemption is indexed to inflation every five years, with the next adjustment scheduled for 2024. Given the immediate proposed doubling of the exemption threshold, the government proposes to move the next scheduled adjustment for inflation to January 1, 2029.

Helping Seniors Stay Safely in Their Homes

The government is taking steps to help seniors retain their independence and live in their homes safely and longer by proposing, for the 2021 tax year, the Seniors’ Home Safety Tax Credit.

This temporary personal income tax credit would be refundable to provide support to eligible claimants whether or not they owe income tax for 2021. This credit would support seniors who stay in their homes by assisting with improvements that make their homes safer and more accessible.

The proposed credit would not depend on income and could be claimed for eligible expenses by senior homeowners, renters or people who live with relatives who are seniors.

Expenses would be eligible if they are paid or become payable in 2021 to the extent that they relate to renovations that improve safety and accessibility or help a senior be more functional or mobile at home. Eligible expenses would include:

•	Renovations to permit a first-floor occupancy or secondary suite for a senior;

•	Grab bars and related reinforcements around the toilet, tub and shower;

•	Wheelchair ramps, stair/wheelchair lifts and elevators;

•	Non-slip flooring;

•	Additional light fixtures throughout the home and exterior entrances;

•	Automatic garage door openers; and

•	Modular or removable versions of a permanent fixture, such as modular ramps and non-fixed bath lifts.

Annex: Details of Tax Measures and Other Legislative Initiatives

Complete rules for eligibility would be set out in legislation.

The Seniors’ Home Safety Tax Credit would be worth 25 per cent of up to $10,000 in eligible expenses for a senior’s principal residence in Ontario. The maximum credit would be $2,500. The $10,000 maximum could be shared by the people who share a home, including spouses and common-law partners.

Individuals would be able to claim the credit for their expenses if the improvement was made to their principal residence or to a residence that they reasonably expect to become their principal residence within the 24 months after the end of 2021. The credit could also be claimed for an individual’s share of improvements done by a condominium corporation, or similar body, to property that includes the individual’s principal residence, provided the improvement meets the eligibility conditions.

If an improvement is paid for in installments, all expenses for that improvement would be considered to have been paid when the final installment becomes payable. To qualify for the credit, the final installment for the improvement must become payable in 2021.

To claim the tax credit, seniors or their family members should get receipts from suppliers and contractors, helping to ensure that vendors report these amounts for tax purposes.

It is expected that the Seniors’ Home Safety Tax Credit would benefit 27,000 people and cost the government about $30 million in 2021.

Ontario would work with the Canada Revenue Agency (CRA) to make the credit available to be claimed through the 2021 personal income tax returns.

Maintaining Cultural Media Tax Credit Eligibility

COVID-19 has disrupted production activity in the cultural industries, including film and television production, computer animation and special effects, interactive digital media and book publishing. Many productions have been significantly delayed and, in some cases, production schedules may not return to normal in the short term.

Ontario offers a suite of refundable tax credits to encourage production activity and create more jobs in the cultural industries. Due to delays resulting from COVID-19, companies may be unable to meet tax credit deadlines and may lose eligibility for tax credit support.

To help companies maintain their tax credit eligibility and to help provide some stability and certainty in uncertain times, the Province is proposing to temporarily extend some timelines and amend some requirements for the cultural media tax credits.

Annex: Details of Tax Measures and Other Legislative Initiatives

The following table summarizes the proposed amendments. For details, see the text that follows the table and refer to the relevant legislation and regulations when available.

Table A.1

Summary of Proposed Cultural Media Tax Credit Amendments

Tax Credit	Current Requirement	Proposal	Would Apply to:

Ontario Film and Television Tax Credit (OFTTC)	Companies must file an application for a certificate of completion within 24 months of the year end in which principal photography begins.	Extend deadline by an additional 24 months.

Productions for which eligible expenditures were incurred prior to March 15, 2020 and which were not completed, certified by Ontario Creates or deemed ineligible for the tax credit by Ontario Creates before March 15, 2020.

	Eligible expenditures can be claimed up to 24 months before principal photography begins.	Extend this claim period by an additional 24 months.
	Productions must have an agreement in writing to have the production shown in Ontario within two years of the production being complete and becoming commercially exploitable.	Extend this two-year period by an additional 24 months.

Ontario Production Services Tax Credit (OPSTC)	Total expenditures included in the cost of the production during 24 months after principal photography begins must exceed minimum spending requirements.	Allow an additional 24 months to meet the minimum spending requirements.	Productions for which eligible expenditures (or otherwise eligible expenditures) were incurred in Ontario in taxation years ending in 2020 and 2021.
	Productions cannot claim the OPSTC until the taxation year in which principal photography begins.	Allow certain companies to claim otherwise eligible expenditures incurred in the two taxation years prior to the year in which principal photography begins.

Ontario Interactive Digital Media Tax Credit (OIDMTC)	For specified and non-specified products, eligible labour expenditures must be incurred during the 37-month period prior to product completion.	Extend this expenditure window by an additional 24 months.	Products that were not completed before March 15, 2020 and for which eligible labour expenditures were incurred in the 2020 taxation year.

Ontario Book Publishing Tax Credit (OBPTC)	Literary works must be published in a bound edition of at least 500 copies.	Temporarily waive this requirement.	2020 and 2021 taxation years.

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

Ontario Film and Television Tax Credit

To be eligible for the Ontario Film and Television Tax Credit, companies must file an application with Ontario Creates for a certificate of completion within 24 months of the year end in which principal photography begins. Companies have the option to extend this deadline by 18 months. Productions that have had to temporarily shut down due to COVID-19 may not be able to complete within these timelines. In response, the Province proposes to introduce regulatory amendments to temporarily allow companies an additional 24 months to file an application for a certificate of completion, resulting in a new application deadline of 48 months. Companies will continue to have the option to extend this 48-month deadline by an additional 18 months.

Companies are also required to have an agreement in writing to have the film or television production shown in Ontario within two years of the production being completed and becoming commercially exploitable. Productions delayed due to COVID-19 may need a longer timeline to secure distribution. In response, the Province proposes to introduce regulatory amendments to temporarily extend this two-year period by an additional 24 months.

Eligible expenditures can be claimed up to 24 months before principal photography begins. Productions that are delayed in starting principal photography may be facing a shortened expenditure window. In response, the Province proposes to introduce regulatory amendments to temporarily extend this claim period to allow eligible expenditures to be claimed up to 48 months before principal photography begins.

These measures would apply to productions:

•	For which eligible expenditures were incurred prior to March 15, 2020; and

•	Which were not completed, certified by Ontario Creates or deemed ineligible for the tax credit by Ontario Creates before March 15, 2020.

Ontario Production Services Tax Credit

To be eligible for the Ontario Production Services Tax Credit, total expenditures included in the cost of the production during 24 months after principal photography begins must exceed minimum spending requirements (e.g., $1 million for feature films). Productions that have had to temporarily shut down due to COVID-19 may take longer than planned to meet these spending requirements. In response, the Province proposes to introduce regulatory amendments to temporarily allow certain companies an additional 24 months to meet these minimum spending requirements. This measure would apply to productions for which eligible expenditures were incurred in Ontario in taxation years ending in 2020 and 2021.

Annex: Details of Tax Measures and Other Legislative Initiatives

Currently, a production cannot claim the Ontario Production Services Tax Credit until the taxation year in which principal photography commences. Productions that are delayed in starting principal photography may lose tax credit eligibility for expenditures incurred in earlier taxation years. In response, the Province intends to introduce regulatory amendments to temporarily allow certain companies to claim otherwise eligible expenditures incurred in the two taxation years prior to the year in which principal photography begins. This measure would apply to productions that incurred otherwise eligible expenditures in Ontario in taxation years ending in 2020 and 2021.

Ontario Interactive Digital Media Tax Credit

For the Ontario Interactive Digital Media Tax Credit, eligible labour expenditures for specified and non-specified products must be incurred during the 37-month period prior to product completion. Companies may take longer than 37 months to complete a product given development delays due to COVID-19. In these cases, companies may lose tax credit eligibility for expenditures incurred early in the development process. In response, the Province is proposing amendments to the Taxation Act, 2007, to temporarily extend this 37-month period by an additional 24 months. This measure would apply to products that were not completed before March 15, 2020, and for which eligible labour expenditures were incurred in the 2020 taxation year.

Ontario Book Publishing Tax Credit

To be eligible for the Ontario Book Publishing Tax Credit, a literary work must be published in a bound edition of at least 500 copies. Publishers may not be able to print books given industry shut downs due to COVID-19. In response, the Province is proposing amendments to the Taxation Act, 2007, to temporarily waive this requirement for the 2020 and 2021 taxation years.

Supporting Research and Development

Ontario proposes to extend the reporting period to claim an Ontario Research and Development Tax Credit (ORDTC). The proposed change would parallel the extension of the reporting deadlines for federal scientific research and experimental development claims. The federal extension was effected by Order of the Minister of National Revenue made on August 31, 2020 under the Time Limits and Other Periods Act (COVID-19) and deemed effective March 13, 2020.

Corporations with tax year-ends from September 13, 2018 to December 31, 2018 would have an additional six months to file an ORDTC claim and those with tax year-ends from January 1, 2019 to June 29, 2019 would have until December 31, 2020 to file a claim.

Annex: Details of Tax Measures and Other Legislative Initiatives

Reducing Property Taxes for Employers

The government recognizes that the COVID-19 pandemic has created significant financial challenges for Ontario businesses. In particular, businesses continue to bear fixed costs, such as property taxes, which are not sensitive to changes in profit and economic cycles.

There is currently a wide range of Business Education Tax (BET) rates across the province, reflecting historical assessment and tax inequities. Business and municipal stakeholders have expressed concerns regarding the variation of BET rates and its impact on business competitiveness across the province. The government has heard that, as the province recovers from the COVID-19 pandemic, addressing this variation in BET rates would reduce regional tax inequities and improve business competitiveness.

That is why the Province is taking immediate action to reduce high BET rates by $450 million in 2021.

Previous plans to reduce BET rates were to be phased in over a number of years but were never fully implemented, leaving a number of key regions of the province with high BET rates. The last BET reduction plan was halted in 2012 after only implementing approximately 40 per cent of promised reductions. Under that plan, high BET rates were to be reduced to a target rate, which was never reached for many businesses.

The BET reductions announced in the 2020 Budget will lower all high BET rates to a rate of 0.88 per cent for both commercial and industrial properties beginning in 2021. This is ten basis points below the existing target rate and represents a reduction of 30 per cent for the many businesses that are currently subject to the highest BET rate. These changes will benefit over 200,000 business properties, or 94 per cent of all business properties in Ontario and provide approximately $450 million in annual savings.

Annex: Details of Tax Measures and Other Legislative Initiatives

Business education property taxes currently contribute nearly $4 billion in funding to support elementary and secondary school education in Ontario. Education taxes typically make up about 40 per cent of total property taxes levied on business properties. To ensure this measure does not have a financial impact on school boards, the Province will adjust payments to school boards to offset the reduction in education property taxes.

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.2

Business Education Tax Cuts in 2021

Region	Municipality (Counts reflect lower- and single-tier municipalities)	Property Class	Annual BET Tax Cut Beginning in 2021 ($)	BET Tax Cut Percentage

Central

	Toronto	Commercial	$116,722,000	10%

		Industrial	$16,285,000	18%

	Peel Region	Commercial	$26,289,000	7%

		Industrial	$17,330,000	17%

	Waterloo Region	Commercial	$30,582,000	30%

		Industrial	$7,225,000	30%

	Durham Region	Commercial	$8,456,000	10%

		Industrial	$5,329,000	30%

	York Region	Commercial	$5,105,000	2%

		Industrial	$7,308,000	10%

	Hamilton	Commercial	$6,636,000	10%

		Industrial	$3,059,000	25%

	Niagara Region	Commercial	$6,616,000	10%

		Industrial	$2,767,000	30%

	Simcoe County	Commercial	$2,734,000	10%

		Industrial	$2,679,000	30%

	Central Region 46 Other Benefitting Municipalities	Commercial	$23,100,000	10%

		Industrial	$23,053,000	23%

				continued...

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.2

Business Education Tax Cuts in 2021 (continued)

Region	Municipality (Counts reflect lower-and single-tier municipalities)	Property Class	Annual BET Tax Cut Beginning in 2021 ($)	BET Tax Cut Percentage

East

	Ottawa	Commercial	$27,931,000	17%

		Industrial	$5,336,000	30%

	Kingston	Commercial	$7,650,000	30%

		Industrial	$574,000	30%

	Belleville	Commercial	$3,435,000	30%

		Industrial	$408,000	30%

	Renfrew County	Commercial	$1,661,000	30%

		Industrial	$186,000	30%

	Cornwall	Commercial	$2,048,000	30%

		Industrial	$220,000	30%

	East Region 61 Other Benefitting Municipalities	Commercial	$9,175,000	26%

		Industrial	$4,554,000	22%

Southwest

	London	Commercial	$19,288,000	30%

		Industrial	$1,663,000	30%

	Windsor	Commercial	$8,168,000	30%

		Industrial	$1,905,000	30%

	Lambton County	Commercial	$4,623,000	30%

		Industrial	$1,419,000	30%

	Essex County	Commercial	$4,380,000	30%

		Industrial	$1,608,000	30%

	Oxford County	Commercial	$3,463,000	30%

		Industrial	$2,187,000	30%

	Grey County	Commercial	$2,788,000	30%

		Industrial	$282,000	30%

	Southwest Region 44 Other Benefitting Municipalities	Commercial	$9,892,000	23%

		Industrial	$6,544,000	22%
				continued...

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.2

Business Education Tax Cuts in 2021 (continued)

Region	Municipality (Counts reflect lower- and single-tier municipalities)	Property Class	Annual BET Tax Cut Beginning in 2021 ($)	BET Tax Cut Percentage

Northeast

	Greater Sudbury	Commercial	$1,957,000	10%

		Industrial	$420,000	10%

	Sault Ste. Marie	Commercial	$728,000	10%

		Industrial	$101,000	10%

	North Bay	Commercial	$668,000	10%

		Industrial	$70,000	10%

	Timmins	Commercial	$405,000	10%

		Industrial	$54,000	10%

	Temiskaming Shores	Commercial	$105,000	10%

		Industrial	$7,000	10%

	Northeast Region 96 Other Benefitting Municipalities	Commercial	$753,000	10%

		Industrial	$603,000	9%

Northwest

	Thunder Bay	Commercial	$1,292,000	10%

		Industrial	$127,000	10%

	Kenora	Commercial	$176,000	10%

		Industrial	$38,000	10%

	Dryden	Commercial	$113,000	10%

		Industrial	$21,000	10%

	Greenstone	Commercial	$94,000	10%

		Industrial	$6,000	10%

	Red Lake	Commercial	$50,000	10%

		Industrial	$30,000	10%

	Northwest Region 27 Other Benefitting Municipalities	Commercial	$293,000	10%

		Industrial	$280,000	10%

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

Enabling Property Tax Relief for Small Businesses

The government has heard concerns about the property tax burden that small businesses face, and also understands that some municipalities are seeking additional property tax tools that would provide targeted tax relief to small businesses and increase business competitiveness. These tools would be particularly important as the province recovers from the COVID-19 pandemic.

In response to concerns about the property tax burden on small businesses, the Province plans to provide municipalities with the flexibility to target property tax relief to small businesses, in a way that best reflects their local circumstances. Beginning in 2021, municipalities would be able to adopt a new optional property subclass for small business properties. The small business property subclass will allow municipalities to target tax relief by reducing property taxes to eligible small business properties.

The Province will also consider matching these municipal property tax reductions in order to provide further support to small businesses. This means that small businesses could benefit from both municipal and provincial property tax relief of as much as $385 million by 2022–23, depending on municipal adoption of this new tool.

To ensure appropriate flexibility, the government is proposing an amendment to the Assessment Act that would allow municipalities to define small business eligibility in a way that best meets local needs and priorities.

Reviewing Ontario’s Property Assessment and Taxation System

A well-functioning property tax and assessment system is critical to ensuring that Ontario remains competitive while supporting local services and elementary and secondary education. As announced in the 2019 Ontario Economic Outlook and Fiscal Review, the government is conducting a review to explore opportunities to:

•	Enhance the accuracy and stability of property assessments;

•	Support a competitive business environment; and

•	Strengthen the governance and accountability of the Municipal Property Assessment Corporation (MPAC).

[1]

Estimated total municipal and provincial relief reflects assumptions about potential rate of municipal uptake of the small business property subclass, the extent of the rate reduction applied to the subclass and provincial matching of the municipal relief.

Annex: Details of Tax Measures and Other Legislative Initiatives

Input has been sought from taxpayers, municipalities, industry associations and other interested stakeholders. While the consultation process is ongoing, in addition to enabling new property tax relief for small businesses, early action is being taken on the following issues based on the valuable input that has been received to date from stakeholders.

New Assessment Tools for Redevelopment Areas

One of the concerns that has been identified through the property assessment and taxation review is the impact of redevelopment pressure on small businesses. In areas that are experiencing high demand for redevelopment, the Province has heard that there is potential for speculative sales to impact property assessments, which in turn can impact property tax burdens. This issue was highlighted earlier this year by the Member of Provincial Parliament (MPP) for Eglinton-Lawrence, Robin Martin, with the proposed Bill 179, Assessment Amendment Act (Areas in Transition), 2020.

To ensure the government is well-positioned to respond to the input that is being received, amendments to the Assessment Act are being introduced to support the potential creation of optional new assessment tools to address concerns regarding redevelopment and speculative sales.

These amendments, together with the new optional small business property subclass, would provide municipalities with substantial flexibility to address the concerns of small business.

Enhancing Assessment Accuracy and Stability

Another concern that has been expressed through the property assessment and taxation review relates to aspects of the complex methodologies used by MPAC to assess certain types of properties, particularly large industrial facilities. Challenges with these methodologies can lead to costly and protracted assessment appeals. As part of this review, the government is working with stakeholders to identify potential options to enhance the accuracy and transparency of these assessment methodologies, resulting in greater stability and fewer appeals.

In addition, one of the important elements contributing to accurate and transparent assessments is an open and effective exchange of information between property owners and MPAC. Through the consultation and review process, opportunities are being explored to improve the information disclosure and engagement process with the goal of enhancing the accuracy of assessments, reducing appeals, and supporting taxpayer confidence in the integrity of the property tax system.

Annex: Details of Tax Measures and Other Legislative Initiatives

Cancelling the Scheduled Wine Tax Increase and Freezing Beer Tax Rates

The government has made a number of changes in response to the unique circumstances and economic hardships being faced by the hospitality sector and the beverage alcohol sector. This included measures such as temporarily allowing restaurants and bars to extend outdoor patios, and to include alcohol as part of food take-out and delivery orders. The government is committed to explore options to permanently allowing alcohol to be included in food take-out and delivery orders before the existing regulation expires on December 31, 2020.

The government is freezing beer tax rates until March 1, 2022, and is proposing to retroactively cancel the increase in wine basic tax rates legislated to occur on June 1, 2020. The government issued an order under the Financial Administration Act during the state of emergency that prevents the increase from being applied between June 1, 2020 and December 31, 2020.

Summary of Measures

Table A.3 reflects the fiscal impacts of new measures proposed in this 2020 Budget.

Table A.3

Summary of Measures

($ Millions)

	2020–21	2021–22	2022–23
Reducing the Employer Health Tax	90	360	380
Introducing the Seniors’ Home Safety Tax Credit[1]	10	20	–
Maintaining Cultural Media Tax Credit Eligibility[1]	–	45	35
Supporting Research and Development	–	–	–
Reducing Property Taxes for Employers	175	385	450
Property Tax Relief for Small Businesses	35	85	110
Cancelling the Scheduled Wine Tax Increase and Freezing Beer Tax Indexation[2]	4	20	20
Total	315	915	995

Notes: Positive numbers represent a decrease in government revenue, unless otherwise indicated.

[1]	Measure represents an increase in government expenditures.
[2]	This impact reflects making regulatory amendments to O. Reg. 257/10 to freeze the beer basic tax rate indexation.

Numbers may not add due to rounding.

Estimates between $1 million and $10 million are rounded to the nearest $1 million. Estimates greater than $10 million are rounded to the nearest $5 million.

“–” indicates a nil amount, or a small amount (less than $1 million).

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

Technical Amendments

Amendments will be proposed to various statutes administered by the Minister of Finance to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Taxation

Technical amendments are proposed to the Taxation Act, 2007 that would ensure that:

•

Individuals continue to have the right to appeal the amount of Ontario Trillium Benefit, Ontario Sales Tax Credit, Ontario Energy and Property Tax Credit or Northern Ontario Energy Credit that they are entitled to receive;

•

The Adoption Expenses tax credit can continue to be used in calculating the amount of tax payable by the spouse or common-law partner, when determining the amount of tax credits that can be transferred to a taxpayer from their spouse or common-law partner;

•	The Low-income Individuals and Families Tax Credit continues not to affect the calculation of the Ontario surtax; and

•	The Community Food Program Donation Tax Credit for Farmers continues to be the last tax credit to apply in calculating an individual’s Ontario income tax.

A technical amendment to the Municipal Property Assessment Corporation Act, 1997 would ensure continued administrative efficiency in the provision of assessment information.

Other Legislative Initiatives

Additional proposed legislative initiatives include:

•

Amendments to the Pension Benefits Act to support the continued development of a target benefit framework and to reintroduce certain unproclaimed provisions of the Pension Benefits Act that are scheduled for automatic repeal later this year.

•

Amendments to the Pension Benefits Act to exempt the Pension Plan of Canadian Press Enterprises Inc. and the Canadian Press Enterprises Inc. Pension Plan for Employees Represented by the Canadian Media Guild from the application of the Pension Benefits Guarantee Fund from the date of their establishment to the date of their conversion into a jointly sponsored pension plan.

•

Amendments to the Financial Administration Act to allow for any signatures on security certificates or coupons to be electronically reproduced and to allow for the seal of the Minister of Finance to be electronically reproduced on security certificates.

•	Amendments to the Financial Administration Act to support reporting of historic liabilities arising from future changes in Public Sector Accounting Standards.

Annex: Details of Tax Measures and Other Legislative Initiatives

•

Amendments to the Municipal Act, 2001 and the City of Toronto Act, 2006 to streamline processes related to implementing certain municipal property tax options, based on input received during the property assessment and taxation review process.

•

An amendment to the Assessment Act that would provide regulatory flexibility for the Minister of Finance to make adjustments to the current rules regarding the phase-in of property assessment increases. This would allow the Minister to change the phase-in parameters for subsequent reassessments, which may be necessary as a result of the postponement of the 2021 reassessment.

•

Amendments to the Assessment Act to apply the existing property tax exemption for Ontario branches of the Royal Canadian Legion, for 2019 and subsequent tax years, to Ontario units of the Army, Navy and Air Force Veterans in Canada.

•

Amendments to the Liquor Licence and Control Act, 2019, which is not yet in force, and the Alcohol, Cannabis and Gaming Regulation and Public Protection Act, 1996 as part of the government’s ongoing efforts to modernize the regulatory framework of alcohol beverages. These amendments would ensure that Ontario has the authority to make needed regulations to implement the new framework, including the power to respond to new emerging product types and to delegate powers and duties to the Liquor Control Board of Ontario (LCBO) or Registrar of the Alcohol and Gaming Commission of Ontario where appropriate. The amendments would also revise the concepts of “retail store” and “permit” to ensure that every existing authorization can be adapted to the new framework with minimal red tape, and would clarify other existing provisions to ensure a smooth transition from the current framework to the new framework.

•	An amendment to the Ontario Cannabis Retail Corporation Act, 2017 that would increase the maximum number of members on the Ontario Cannabis Retail Corporation board of directors from seven to nine.

•

Introduction of the proposed Interim Appropriation for 2021–2022 Act, 2020. If approved by the Legislature, this would provide the interim legal spending authority for anticipated 2021–22 spending, pending finalization of the 2021–22 supply process.

•

Introduction of the proposed Supplementary Interim Appropriation for 2020–2021 Act, 2020. If approved by the Legislature, this would provide supplementary interim legal spending authority for anticipated 2020–21 spending, pending finalization of the 2020–21 supply process.

•	Amendments to the Ontario College of Teachers Act, 1996 to modernize the governance structure of the Ontario College of Teachers.

•	Amendments to the Ontario College of Teachers Act, 1996 and the Early Childhood Educators Act, 2007 to support the safety of students and children in schools and child care settings.

•	Housekeeping amendments to the Provincial Offences Act to enable staggered proclamation of amendments that were passed in 2017.

Annex: Details of Tax Measures and Other Legislative Initiatives

•

Amendments to the Conservation Authorities Act to further focus conservation authorities on their core mandate and improve overall governance, oversight and accountability of conservation authorities, reflecting a commitment made in the Made-in-Ontario Environment Plan.

•	Amendments to the Provincial Parks and Conservation Reserves Act, 2006 to enhance land management powers and authorities.

•

Amendments to the Resource Recovery and Circular Economy Act, 2016 to expand the authority of the Lieutenant Governor in Council to make regulations that provide producers control over the design and establishment of a provincewide collection system for blue box materials.

•

Introduction of the proposed Innovation Centre Governance Act, 2020, which is intended to strengthen the Ontario Centres of Excellence Inc. as a central player in Ontario’s innovation ecosystem. If passed, the Act would permit the Minister of Economic Development, Job Creation and Trade to appoint up to six members of the organization’s thirteen-member board of directors.

•

Amendments to repeal the Film Classification Act, 2005 and to introduce the proposed Film Content Information Act, 2020. This would provide flexibility to the film industry and replace outdated classification requirements with a requirement to provide information on the film’s content to inform viewing choices. The proposed new statute would also eliminate all licensing requirements.

•

Consequential amendments to the Schedule to the Limitations Act, 2002 to provide that the limitation periods set out in subsections 98(3), 187(14), and 187(15) of the unproclaimed Not-for-Profit Corporations Act, 2010 would apply instead of the limitation periods established under the Limitations Act, 2002.

•

Amendments to the Crown Forest Sustainability Act, 1994 to enable forestry activities on Crown land to be conducted under the Act without requiring authorizations or being subject to orders under the Endangered Species Act, 2007. This amendment would avoid duplications in approvals. Species at risk, and their habitat, would continue to be protected under the Crown Forest Sustainability Act, 1994 sustainable forest policy framework, and the Lieutenant Governor in Council would be provided a new authority to make regulations to address impacts to species at risk in the forestry context.

•

Amendments to the Ontario Northland Transportation Commission Act to enhance ministerial authority and address housekeeping items. A number of oversight and approval functions currently exercised by the Lieutenant Governor in Council would be transferred to the Minister of Transportation. The Minister of Transportation would be given authority to issue binding directives to the Ontario Northland Transportation Commission. Provisions respecting the audit of the Commission would be modernized.

Annex: Details of Tax Measures and Other Legislative Initiatives

•

Amendments to the Highway Traffic Act to grant the Minister of Transportation statutory authority for the Authorized Requester Program established in 1994. The program provides oversight for any disclosure of personally identifiable driver and vehicle licencing information to qualified requesters, under contract.

•

Amendments to the Ministry of Agriculture, Food and Rural Affairs Act to enable the Ontario Risk Management Program to carry forward unused funds in good production years to offset losses in future years, in alignment with an insurance-like approach.

•

Amendments to the Ontario Energy Board Act, 1998 to modernize Ontario Energy Board (OEB) objectives by making innovation in the electricity sector a legislated objective of the OEB; to strengthen conflict of interest rules for OEB commissioners; and to amend early access to land provisions to streamline approvals to make the process more efficient.

Budget Consultations

2021 Budget Consultations

Since the COVID-19 pandemic started, the Province has engaged in extensive consultations with the people of Ontario, through the Ontario Jobs and Recovery Committee, Ministerial Advisory Councils, the Standing Committee on Finance and Economic Affairs, and virtual, in-person and MPP consultations. Through these consultations, the government has heard from people from all walks of life including businesses, Indigenous partners, labour groups, non-profits, associations, religious and cultural organizations, and many others across all regions and sectors of the province, to help inform the next phase of Ontario’s response to COVID-19, Ontario’s Action Plan: Protect, Support, Recover.

The government will continue its consultations with the people of Ontario about what comes next and what the people of Ontario would like to see in the 2021 Budget. Building on extensive consultations throughout 2020, the government will continue to seek ideas on economic recovery and how the government can continue supporting people and businesses.

Details of virtual and in-person consultation will be released in the future. In the meantime, the people of Ontario can share their ideas for the 2021 Budget in the following ways:

Written Submissions

Email or mail ideas directly to the Minister of Finance:

By Mail

The Honourable Rod Phillips

Minister of Finance

c/o Budget Secretariat

Frost Building North,

3rd Floor

95 Grosvenor Street

Toronto, ON M7A 1Z1

By Email

submissions@ontario.ca

Online

Complete the submission form on Ontario.ca/BudgetConsultations

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